 UNITED STATES

SECURITIES AND EXCHANGE COMMISSION

Washington, DC 20549

_____________

FORM 6-K

Report of Foreign Issuer

Pursuant to Rule 13a-16 or 15d-16 of

the Securities and Exchange Act of 1934

For March 25, 2026

Commission file number: 1-13.396

Transportadora de Gas del Sur S.A.

Cecilia Grierson 355, Twenty sixth Floor

(1107), Capital Federal

Argentina

Indicate by check mark whether the registrant files or will file annual reports under cover of Form 20-F or Form 40-F.

Form 20-F  X  Form 40-F

Indicate by check mark if registrant is submitting the Form 6-K in paper as permitted by Regulation S-T Rule 101(b)(1): __

Indicate by check mark if registrant is submitting the Form 6-K in paper as permitted by Regulation S-T Rule 101(b)(7): __

Indicate by check mark whether the registrant by furnishing the information contained in this Form is also thereby furnishing the information to the Commission pursuant to the Rule 12g3-2(b) under the Securities Exchange Act of 1934.

Yes   No X

If "Yes" is marked, indicate below the file number assigned to the registrant in connection with Rule 12g3-2(b):

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Transportadora de Gas del Sur S.A.

Annual Report and Financial Statements

as of the year ended December 31, 2025

TABLE OF CONTENTS

01 |CONSOLIDATED ANNUAL REPORT AND SUMMARY OF EVENTS

02 |CONSOLIDATED FINANCIAL STATEMENTS AS OF DECEMBER, 2025

Consolidated statements of comprehensive income

Consolidated statements of financial condition

Consolidated statements of changes to shareholders equity

Consolidated statements of cash flows

Notes to the consolidated financial statements

Glossary of terms and definitions

Propane for Networks Agreement	Agreement for the Supply of Gas Propane to Undiluted Propane Networks
ADRs/ADSs	American Depositary Receipts
Ars. o Ps.	Argentine Pesos
BYMA	Bolsas y Mercados Argentinos (Argentine Stock Exchanges and Markets)
BCRA	Central Bank of the Argentine Republic
BID	Banco Interamericano de Desarrollo (Inter-American Development Bank)
BNA	Bank of the Argentine Nation
BTU	British Thermal Unit
CAMMESA	Wholesale Electric Market Management Company
CAU	Access and Usage Fee
CEADS	Argentine Business Council for Sustainable Development
CGC	Compañía General de Combustibles S.A. (fuel company)
CIESA	Compañía de Inversiones de Energía S.A.
CNV	Comisión Nacional de Valores – (Argentine Securities Exchange Commission)
CSJN	Supreme Court of Justice of the Argentine Nation
Board of Directors	Board of Directors of tgs
DNU	Emergency Decree (relief measures of necessity and urgency)
EBITDA	Earnings Before Interest, Taxes, Depreciation, and Amortization
ESG	Environmental, Social and Governance
ENARGAS	Argentine National Gas Regulatory Body
FACPCE	Argentine Federation of Professional Councils in Economic Sciences /Argentine Federation
FOB	Free on Board
IMF	International Monetary fund
LPG	Liquefied Petroleum Gas
CNG	Compressed Natural Gas
LNG	Liquefied Natural Gas
GPM	Perito Moreno Pipeline (former GPNK)
GRI	Global Reporting Initiative
INDEC	National Institute of Statistics and Census of Argentina
CPI	Consumer Price Index
IPIM	Internal Wholesale Prices Index
IROs	Impacts, Risks and Opportunities
VAT	Value Added Tax
Liquids	Natural Gas Liquids
M3	Cubic meters
MEGA	Compañía MEGA S.A.
MULC	Single Free Exchange Market
IFRS	International Financial Reporting Standards
NYSE	New York Stock Exchange
SDG	Sustainable Development Goals
OldelVal	Oleoductos del Valle S.A.
Notes	Corporate Bonds
Midstream	Midstream and Other Services
Pampa Energía	Pampa Energía S.A.

Glossary of terms and definitions

GDP	Gross Domestic Product
PBB	PBB Polisur S.A.
Executive Branch	National Executive Branch
PPE	Property, plant and equipment
RECPAM	Result from exposure to change in purchasing power of currency
Res.	Resolution/s
RQT	Five-Year Tariff Review
RTI- Tariff Review Process	Integral Tariff Review Process
RTT	Transition Tariff Regime
PTR	Plant Thermal Reduction
SCC	Stress Corrosion Cracking
ES	Energy Secretariat
SEC	Security and Exchange Commission
SOX	Sarbanes-Oxley Act
Telcosur	Telcosur S.A.
tgs / the Company	Transportadora de Gas del Sur S.A.
US$	United States Dollars
UT	Joint Venture
WEO	World Economic Outlook
YPF	YPF S.A.

Rounding

Certain figures included in this Annual Report have been rounded to facilitate their presentation. Percentage figures have not always been calculated based on such rounded figures but on amounts prior to rounding. For this reason, percentage amounts may vary from those obtained by performing the same calculations using the figures of these consolidated Financial Statements. Certain numerical figures shown as totals in some tables may not be the arithmetic aggregation of the figures that precede them, due to rounding.

2025 ANNUAL REPORT

(Figures stated in millions of constant pesos as of December 31, 2025,

unless otherwise stated)

01 |LETTER TO OUR SHAREHOLDERS, CUSTOMERS, EMPLOYEES AND SUPPLIERS

02 |MACROECONOMIC SCENARIO

03 |NATURAL GAS INDUSTRY IN ARGENTINA

04 |OUR BUSINESSES IN 2025

05 |CONDUCTION OF OPERATIONS AND SAFETY

06 |ENVIRONMENT, SOCIAL AND GOVERNANCE MATTERS

06-a |ENVIRONMENT

06-b |SOCIAL (Human Capital – Safety and Health – Sustainability Management)

06-c |GOVERNANCE (Corporate Governance)

07 |FINANCIAL ASSETS

08 |ANALYSIS OF FINANCIAL CONDITION AND RESULTS OF OPERATIONS FOR THE YEAR

ENDED DECEMBER 31, 2025

09 |FURTHER CONSIDERATIONS

10 |BOARD OF DIRECTORS’ PROPOSAL REGARDING THE APPLICATION OF RESULTS

        Main Financial Indicators

For the years ended December 31,				
	2025	2024	2023	2022	2021
	(in thousands of Argentine pesos)				
Summary of consolidated statement of income:					
Revenues	**1,720,626,082**	**1,604,587,432**	**1,297,140,194**	**1,467,684,522**	**1,546,142,803**
Natural Gas Transportation	705,124,167	580,295,884	283,750,792	362,570,165	425,786,900
Liquids Production and Commercialization	660,572,878	732,282,558	760,316,478	929,674,710	968,434,396
Midstream	354,929,037	292,008,990	253,072,924	175,439,647	151,921,507
Operating Profit	**703,481,194**	**737,066,969**	**333,551,871**	**467,881,717**	**592,263,860**
Net Financial Results	(63,165,799)	28,361,562	(208,491,565)	(28,188,500)	(7,581,718)
Net income before income tax	644,043,098	765,749,247	124,973,223	440,497,317	585,050,988
Total comprehensive income for the year	**420,860,146**	**486,945,489**	**67,371,011**	**288,299,034**	**363,719,605**
Consolidated Financial Statement:					
Total current assets	2,236,945,424	1,326,081,897	1,218,063,044	689,159,474	616,753,692
Property, plant and equipment	3,171,441,918	3,137,276,275	2,844,339,723	2,626,978,871	2,609,628,432
Total non current assets	3,177,264,657	3,139,470,038	3,152,799,183	2,987,012,262	3,000,788,119
Total Assets	**5,414,210,081**	**4,465,551,935**	**4,370,862,227**	**3,676,171,736**	**3,617,541,811**
Total Current Liabilities	447,233,885	485,356,709	342,453,339	189,064,375	352,060,372
Total Non current liabilities	1,839,110,724	1,042,037,640	1,577,196,791	1,103,266,275	1,169,939,388
Total Liabilities	**2,286,344,609**	**1,527,394,349**	**1,919,650,130**	**1,292,330,650**	**1,521,999,760**
Non-controlling interests	**2,835**	**2,346**	**2,624**	**980**	**875**
Total Equity	**3,127,865,472**	**2,938,157,586**	**2,451,212,097**	**2,383,841,086**	**2,095,542,051**
Consolidated Cash Flow Summary:					
Cash flows provided by operating activities	551,666,842	636,915,164	543,056,475	315,919,983	526,534,517
Cash flows used in investing activities	(454,494,078)	(506,328,372)	(591,345,859)	(358,753,556)	(526,240,274)
Cash flows provided by / (used in) financing activities	654,693,903	(41,238,507)	70,621,572	32,347,978	(16,674,879)
NET INCREASE / (DECREASE) IN CASH AND CASH EQUIVALENTS	**751,866,667**	**89,348,285**	**22,332,188**	**(10,485,595)**	**(16,380,636)**
Cash and cash equivalents at the end of the year	**804,106,528**	**78,894,638**	**18,904,419**	**26,663,639**	**76,959,350**

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1.Letter to our Shareholders, Customers, Employees and Suppliers

Dear shareholders, customers, employees and suppliers:

I am filled with pride and gratitude as I share with you the achievements tgs reached in 2025, a year that challenged and gave us the chance to show, once more, our team´s strength, resilience and ability to overcome difficulties.

I would like to start by extending my wholehearted thanks to the whole tgs and Telcosur team, as well as to our suppliers, for the commitment and effort dedicated to recover the Cerri Complex after the climate event that struck such area on March 7, 2025. Their dedication and professionalism were decisive in overcoming the challenges and successfully restoring operations, thus consolidating our response capacity to crises.

Our business performance

Within the natural gas transportation segment, this year we celebrate having been awarded the extension of our license for the rendering of public natural gas transportation services for a further 20 years, until December 2047. This accomplishment, which positions us as the first regulated company to have obtained such an extension is an acknowledgement to the hard work of every person who is part of  tgs and reflects the trust placed in us by the National Government. We additionally concluded the Five-Year Tariff Review Process (RQT, according to its acronym in Spanish), thus outlining a certainty framework that will allow us to continue rendering a quality, reliable and efficient service, leveraged by new investments and strategic works.

The Liquids segment was hit by a large-scale climate event that tested our facilities and team. Thanks to joint team work and the outstanding performance of our people, we achieved a swift recovery and a significant improvement in production. The quality of the natural gas proceeding from Vaca Muerta and the operative efficiency of our facilities kept production levels above the million tons, consolidating our leadership in the sector. In spite of the interruption of Cerri Complex operations, production levels reached 1,095,813 tons (44,419 tons higher than in 2024), performing with operative efficiency and reliability ratios of 98.4% and 98.8%, respectively.

In the Other Services area, we launched the second module of the Propak plant, a landmark that increases our conditioning capacity and strengthens safety in the evacuation of gas volumes from Vaca Muerta. In 2025, we consolidated the positioning of tgs INTEGRA, our brand dedicated to the promotion and sale of services for our own or third parties’ assets. Through INTEGRA, we actively participate in great strategic processes within the energy sector, contributing with our know-how and innovating solutions, uplifting tgs’ leadership as the main Midstreamer in both our country and region.

New projects

At tgs, we aspire to lead the energy integrated services sector, standing out for our innovation, quality and leadership in the energy development of Argentina and the region.

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This year, one of the most relevant milestones was the expansion of the Perito Moreno Pipeline and its Final Sections, a project envisioned to boost Vaca Muerta and substitute imports. Declared of national public interest, this project will allow the increase of transportation capacity by 14 MMm³/day to reach a total of 35 MMm³/day, benefiting both Bahía Blanca and the Greater Buenos Aires -Coastal area. The scope of the work involves the construction of new compressor plants and pipelines, with an investment above US$ 780 million, which will imply tax savings, trade balance improvements, higher energy supply and the creation of employment. Since its beginning, we have contributed with creativity and efficient technical-economic solutions to maximize final users’ benefits.

Besides, we keep exploring alternatives and seeking new project opportunities that add value for producers and advance the further development of Vaca Muerta. Our commitment is to provide innovating and efficient solutions that drive the growth of the energy sector and contribute to the sustainable development of Argentina.

Technology and innovation

Technology and innovation are key drivers of our performance. This year we deepened the digital transformation of the company, migrating to modern platforms, digitizing operations and adopting new management models. These initiatives are translated into agile decision-making based on reliable data, raising our operative standards and preparing us for future challenges.

A progress worth highlighting is the implementation of remote operations in our compressor plants. This new model, based on digitization and intensive use of technology, transforms operations and maintenance management, contributing to the safety and efficiency of our operations. Remote operations allow for live monitoring and diagnosis of assets, leading to the anticipation of needs and optimization of resources, which constitutes a qualitative leap in our transportation system’s reliability and performance.

Along with the mentioned technological evolution, we consolidated our ESG strategy, departing from a transversal and participative process that involved all our stakeholders’ groups. This strategy, which is based on the cornerstones of preserving the environment, developing our people and communities, managing risks and promoting institutional soundness, guides our actions and strengthens tgs commitment to sustainability, ethics and responsible development. Collective work and innovation positions us at the forefront of the energy sector, ready to lead change and generate sustainable value for Argentina and the region.

A unique performance

Throughout the year 2025, tgs kept a solid and efficient economic management, successfully addressing the challenges posited by the macroeconomic and sector environment. Our operating profit amounted to Ps. 703,481 million.

An outstanding step forward in the year was the successful issuance of an international ten-year bond, the longest term in the history of tgs, with an 8% yield. This placement, oversubscribed by global investors, confirmed the trust placed by the market in our company’s financial soundness

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and management capacity. Thanks to this backing, tgs obtained competitive financing to drive strategic projects, consolidating its leadership in the energy sector and opening new growth opportunities.

None of our achievements would have been possible without the dedication and talent of the 1,187 people that make up our team, who throughout complex and challenging times have managed to adapt and meet each of the arising difficulties. The true engine of this company is the commitment, passion and collaborative work of all of us who are tgs.

We keep evolving towards an open, dynamic and cooperative culture, working in line with the highest health and safety standards, giving priority to the wellbeing of all the people with whom we relate. We promote diversity and equity and create long-lasting bonds that encourage the professional growth of our workers and reinforce the feeling of belonging.

We are aware that the new challenges require innovation, flexibility and a cooperative environment. Therefore, the digital transformation we are driving does not only imply a technological updating but also a deep cultural transformation targeted at meeting the opportunities and requirements of the future of energy.

Our future outlook

A challenging 2026 lies ahead, but at tgs we face it with conviction and enthusiasm. We know that working with passion, excellence and a steady commitment to our clients and the community, we can overcome any obstacle and reach any goal we pursue. Our vision is crystal-clear: to keep being leaders in energy development in our country, driving innovation and consolidating tgs as the leading company in midstream services.

The current context calls for adaptability, creativity and a strategic vision to anticipate the needs of the sector and the community. That is why we renewed our commitment to provide solutions that create sustainable value, propelling projects that strengthen energy infrastructure and contribute to the growth of Argentina.

None of this would be possible without the support and trust of our shareholders, the cooperation of our clients and suppliers and above all the talent and dedication of every person who is part of the tgs team. Shoulder to shoulder, we have reached the highest management standards and we are ready to address the new challenges that the future has in store four us, with the unwavering conviction that team work and a calling to service are the key to keep transforming the national energy industry.

Luis Fallo

Chairman

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2. Macroeconomic Scenario

2.1 Argentine Context

We are conducting our operations in a complex economic context, characterized by the high volatility of the main macroeconomic variables, derived from national political and economic events. The year 2025 was marked by the consolidation of the reforms started by the administration of Javier Milei, as well as by the impact of the mid-term legislative elections conducted in October, which partially renewed both Congress chambers.

Since its coming into office in December 2023, the Government has deepened fiscal adjustment, sticking to its zero deficit and primary trade surplus goal, along with the reduction of currency issuances and the consolidation of an exchange rate band regime. In April 2025, the exchange rate system was loosened, allowing the official exchange rate to fluctuate among exchange rate floor and ceiling bands, adjusted to a monthly 1%. A 41 % exchange rate annual variation was recorded for the year 2025, whereas as of December 31, 2025 the selling price of the United States dollar was quoted at $1,455.

The agreement with the IMF for USD 20,000 million and the additional financing of multilateral entities backed the following phase of the economic program, focused on stabilization and structural reforms. Among the most relevant measures, the following stand out:

•Lifting of currency and exchange controls and restrictions on individuals.

•Permission for the distribution of earnings to foreign shareholders as from the fiscal years beginning in 2025.

•Flexibilization of the terms for the payment of foreign trade operations.

•Implementation of the Law of Bases and the Incentive Regime for Large Investments (“RIGI”, for its acronym in Spanish), which granted fiscal, customs and exchange benefits to strategic projects, particularly in energy and mining sectors.

•Inflation: The CPI presented a pronounced deceleration, closing the year around an annual 32%, with monthly rates close to 2%, the lowest level recorded in over three years.

•Exchange rate: The official dollar closed at $1,445, within the foreseen band.

•Country risk: The Emerging Markets Bonds Index (EMBI+) index was around 571 at the end of the year 2025, presenting a significant improvement compared to the previous year, in line with compliance with the fiscal program and the agreement with the IMF.

•International Reserves: The BCRA was unable to accumulate reserves and financial volatility remained high, particularly prior to legislative elections.

•Economic activity: During the third 2025 quarter, Gross Domestic Product recorded an estimated 3.3% year-on-year increase. This growth was mainly supported by the energy sector’s performance and the dynamism of exports, within a context of moderate domestic consumption and an activity recovery that continued displaying an uneven performance among the different economic sectors.

•Employment and salaries: As of December 31, 2025, the salaries index recorded a year-on-year increase of 38.2%, still below the inflation recorded for the period, which implied a decline in the purchasing power of work revenues. On the other hand, the 6.6% unemployment rate recorded in the third 2025 quarter represented a slight improvement compared to

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previous periods, although in a context of unwavering pressure on the labor market and high levels of informality.

The reporting period was marked by high levels of political and financial volatility associated with midterm elections. The legislative elections that were held on October 26 implied a significant renewal, shifting the legislative balance and the dynamic for the implementation of reforms. The ruling party increased its representation, although it still lacks its own majority. In view of this context, the Executive Branch stated its intention to drive initiatives aimed at fiscal consolidation, reduction of inflation and economic deregulation.

The government kept its focus on fiscal consolidation and the gradual implementation of reforms, in order to strengthen investors’ trust and move forward to a more stable macroeconomic scenario.

With the aim of reducing exchange instability and curb financial volatility prior to elections, the Argentine government entered into an assistance agreement with the United States. The understanding included a US$ 20,000 million currency swap mechanism and the intervention of the USA Treasury with the purchase of Argentine pesos in the domestic market. The purpose of such measures was to strengthen international reserves and provide foreseeability in a context of high pre-electoral uncertainty.

One year after its enactment, the Law of Bases has significantly changed the economic and administrative structure. Such changes advanced privatization processes, the restructuring of state entities and the execution of RIGI, which started to back investment projects in strategic sectors such as energy and mining, among them Vaca Muerta Sur and Argentina GNL.

The implementation of RIGI allowed tgs to request adherence to its private initiative project for the expansion of the GPM natural gas transportation capacity. For further information, see “3. Our Businesses. Natural gas transportation. Private Initiative.”

On December 27, 2025, the National Congress simultaneously passed the 2026 Budget Law as well as the law known as “Fiscal Innocence Law”. The latter establishes tax payers’ presumption of innocence, updates the thresholds for the classification of tax offences, reduces the statute of limitations for tax offences and enables voluntary enrollment to regularize fiscal matters. These provisions bring about higher legal and fiscal certainty, favoring transparency and compliance in corporate management.

The Management of the Company is permanently monitoring the evolution of the variables that may have impact on our business, in order to outline business plans and identify the possible impacts on tgs’ financial condition. The present Annual Report must be read considering the circumstances mentioned above.

2.2 International Scenario

Global economy grew by 2.3% in 2025, overcoming forecasts even in the face of trade tensions, protectionist policies and high financial volatility. This growth was achieved in spite of the challenges and unbalances that still persist.

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The reelection of Donald Trump in the United States and the continuity of the war in the Middle East maintained the political and geopolitical uncertainty at soaring levels. USA restrictive trade policies, with a significant increase in tariffs and migration controls, have generated concerns regarding future growth and increased recession risks in such country (a 35% likelihood, according to J.P. Morgan). However, global economy shows adaptation capacity, with a realignment of trade flows and higher resilience of the private sector.

Global growth was fueled by technology and the recovery of manufacturing activities, although employment presented some stagnation signs, mainly in developed economies.

Global growth is expected to slightly accelerate in 2026 (2.9%), boosted by fiscal incentives in USA and China and improvement in corporate trust.

Global inflation remained at around 3%, due to a persistence pressure from salary and services, in spite of moderate commodities and energy prices.

Central Banks continued with restrictive monetary policies, although a moderation in the rate decrease trend is foreseen for the year 2026. Inflation closed at 2.7% in USA in 2025, whereas in the Eurozone it was recorded at 1.9%.

Global financial markets suffered great volatility, affected by political uncertainty, the evolution of trade wars and changes in monetary policy expectations.

The United States dollar remained strong, whereas the emerging market currencies showed volatility in the face of capital flows and global interest rates evolution.

The international natural gas market kept volatile and prices were sensitive to geopolitical shocks, Asian demand and weather conditions.

In Europe, prices stabilized compared to the peaks recorded in previous years, although they remained above pre-pandemic levels due to lower Russian supply and competition from LNG shipments.

Asian demand remained solid, pushing spot prices, though with lower pressure than in 2022-2023.

Average international prices for propane, butane and natural gasoline showed moderate drops in 2025 as compared to the previous year, in line with the evolution of oil prices and the global supply-demand dynamics.

Propane and butane prices remained historically low, sustained by the Asian demand and lower investment in production and transportation infrastructure.

The natural gasoline price showed a slight decrease, although presented high sensitivity to the evolution of industrial demand and energy transition.

Facing 2026, the international scenario is still conditioned by:

•The evolution of trade and fiscal policies in the United States, with their potential impacts on global trade and capital flows.

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•Uneven recovery among regions, with Asia leading growth and Europe showing signs of deceleration.

•Persistent geopolitical tensions and energy transition will keep affecting the volatility of energy prices and investment planning in the sector.

3. Natural Gas Industry in Argentina

Demand for natural gas

Natural gas upholds its predominant share in the national energy matrix, accounting for 53% out of total fuels consumed, in accordance with data provided by the 2024 National Energy Balance.

Source: Energy Secretariat- Energy Balance.

In 2025, natural gas consumption reached 138 MMm3/d, above the volume recorded in 2024, which had been of 137 MMm³/day. This variation represents a 0.6 % year-on-year increase. Such growth was mainly attributable to a higher demand from thermal power plants–benefited from more natural gas availability for power stations- and to higher volumes for export. On the other hand, priority demand remained at levels similar to the previous year

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Natural gas consumption per kind of user (Year 2025)

          Source: tgs’ own elaboration based on internal data. Data expressed in MMm³.

In the winter of 2025, average temperatures of 14.0 °C were recorded, slightly higher than the ones logged in the same period of 2024 (13.3 °C). This accounts for the fact that residential and SMEs demand maintained similar levels to the volumes corresponding to the previous year.
The 2025 winter was the first complete period that could rely on Perito Moreno pipeline full transportation capacity, reaching 21 MMm³/d, which meant higher local natural gas availability. Thanks to that, exports were maintained even in winter months, mainly to Chile through the Gas Andes pipeline, as such dispatch did not affect supply to the domestic market, given the current design of the transportation infrastructure.

The percentage-based breakdown of each sector is represented by the graph below.

Natural gas consumption per kind of user (Year 2025)

Off system (sin usinas)
8%
Priority
26%
Power plants
30%
Industries
24%
Exports
5%
CNG
4%
Alternative fuel
3%

          Source: tgs’ own elaboration based on in-company data.

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The graph below presents the monthly distribution of consumption in MMm3/d in 2025.

Monthly demand of natural gas per kind of user (2025)

180
160
140
120
100
80
60
40
20
0
MMm3/d
132.3
139.4
123.8
127.9
142.9
170.2
167.9
162.2
133.2
116.4
115.0
125.3
57.4 9.9 8.4 3.9 4.5 34.3 13.9
60.5 10.1 9.3 5.3 4.1 34.9 15.2
46.5 10.3 9.8 5.3 3.1 30.4 18.3
37.6 10.9 8.1 5.3 3.2 31.0 31.8
37.7 11.0 6.8 5.3 3.6 33.8 44.7
36.0 11.4 6.5 5.3 4.5 33.8 72.6
37.0 11.3 6.5 5.4 3.8 31.2 72.7
40.0 11.1 6.9 5.4 3.6 34.0 61.2
31.6 11.0 4.1 5.3 3.5 33.1 44.6
29.1 11.0 7.1 5.4 3.1 34.2 26.5
34.6 10.9 7.9 5.4 2.7 33.4 20.0
51.1 10.2 6.4 5.4 3.2 34.0 15.1
01/2025
02/2025
03/2025
04/2025
05/2025
06/2025
07/2025
08/2025
09/2025
10/2025
11/2025
12/2025
Priority
Industries
Alternative Fuel
CNG
Exports
Off system (without power plants)
power plants2

          Source: tgs’ own elaboration based on internal data. Data expressed in MMm³.

Regarding variations against the previous year, which can be seen in the graph below, in May 2025 priority demand recorded a consumption lower than in 2024, with an average difference of 15.6 MMm³/d, followed by a significant upturn in June. Unlike the previous year, low temperatures were recorded as from the month of June, which generates a major gap in priority demand when comparing the months of May and June.

Regarding power plants, variations against the previous year are accounted mainly by the monthly average temperatures. Elevated consumption is observed in January and February when high temperatures channeled consumption to power plants and a marked decrease towards the last months of the year, compared to 2024.

Concerning exports, the greater gas availability recorded in the reported year, compared to 2024, was translated into a positive variation in exported volumes.

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Natural gas consumption variations per sector - 2025 vs. 2024

          Source: tgs’ own elaboration based on in-company data. Data expressed in MMm³.

Natural gas supply

In a breakdown analysis of natural gas operators, in 2025 Total Austral S.A. ranked as the main gas producer in Argentina with a share of 24% of the total national production, followed by YPF with 23%.

2025 Distribution of natural gas production in Argentina

                                                    Source: Energy Secretariat

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In 2025, natural gas imports were maintained as a complementary resource to meet demand peaks and ensure supply to critical areas.

Pipeline imports from Bolivia went down by over 80% in a year-on-year analysis, reaching marginal levels throughout the whole year. Supply was concentrated in winter peaks and in some cases under spot agreements implemented by private parties to supply Argentine North West power plants. Daily records ranged from 0.9 to 3.2 MMm³/day.

LNG imports at the Escobar terminal were carried out by ENARSA, which assigned 24 shipments for winter. The maximum daily volumes reached 16,6 MMm3/d in the month of June. The decrease compared to the previous year reflects greater supply from Vaca Muerta and the strategy to minimize import purchases.

The drop in imports (-14,8% in LNG and -81,3% in pipeline gas) can be explained by the increase in local production (Vaca Muerta), improvements in infrastructure and moderation in demand.

Natural Gas Imports (MMm3/d)

          Source: tgs’ own elaboration based on internal data. Data expressed in MMm³.

Total local gas injection in the month of June 2025, highest year peak, reached 151 MMm3/d, compared to the 143 MMm3/d recorded in August 2024. Thus, the reported year injection showed an 8 MMm3/d increase with respect to the highest volume recorded in 2024 whereas it was 18 MMm3/d higher than the injection recorded in 2023.

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Natural gas national supply (MMm3/d)

          Source: tgs’ own elaboration based on internal data. Data expressed in MMm³.

In October 2025, ENARSA and the Energy Secretariat awarded to tgs the expansion of the GPM, which will add a 14 MMm³/d capacity up to Salliqueló. Complementarily, an expansion between Salliqueló–GBA will be carried out, adding 12 MMm³/d to the final sections of the system of this transportation company.

The project is expected to have a positive impact on the market as well as on energy safety. It will also result in less dependence on liquid fuels and LNG, which are not only more expensive but also less environmentally-friendly. Besides, the higher capacity will enable us to meet the growing demand in a more efficient manner, benefiting all kinds of consumers. This project may also foster competition in the supply of natural gas, thus reducing market concentration, which will likely be reflected in lower prices for consumers. This positive impact will also be translated into fiscal savings estimated at around US$ 500 million, particularly considering lower LNG and liquid fuels imports, lower pressure on the energy subsidies and a substantial improvement in the country’s trade balance for around US$ 700 million.

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4. OUR BUSINESSES

We are present throughout the entire natural gas production process in Argentina, from the well-head to the transportation and distribution systems.  We are an energy company that is part of the whole natural gas supply chain, providing our customers with services and solutions.

We have championed the development of the Argentine market since 2018. This insight, added to our expertise of over thirty years, is what guarantees the excellence of our services.

tgs es la columna vertebral de la industria próspera del gas natural en la Argentina

Producción
Midstream
- Captación
- Tratamiento
- Compresión
Servicios
- Operación y Mantenimiento
- Integridad
- Ingeniería y Servicios
- Servicios Especiales
Telecomunicaciones
- Conectividad: Internet y Datos
- Soluciones de Valor Agregado
Transporte
Consumo
- Distribución
- Generadoras Eléctricas
- Industrias
- GNC
Líquidos
(Propano, Butano, Etano y Gasolina Natural)
- Producción
- Comercialización

tgs is the backbone of the booming natural gas industry in Argentina

Production
Midstream
- Collection
- Treatment
- Compression
Services
- Operation and Maintenance
- Integrity
- Engineering and Services
- Special Services
Telecommunications
- Connectivity: Internet & Data Services
- Value-Added Services (VAS)
Transportation
Consumption
- Distribution
- Power Plants
- Industries
- CNG
Liquids
(Propane, Butane, Ethane, and Natural Gasoline)
- Production
- Commercialization

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In 2025, revenues derived from this business segment amounted to Ps. 705,124 million, a positive variation of Ps. 124,828 million, compared to Ps. 580,296 million recorded in 2024.

Natural gas transportation revenues

sources (Year 2025)

Source: Our own elaboration base d on in-company data.

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License extension

One of the most relevant 2025 milestones in this business segment was being granted the extension of the License for an additional term of 20 years, thus becoming the first natural gas license holder to have attained such achievement.

On September 8, 2023, tgs presented to ENARGAS a request to start the procedure outlined under Section 6 of Natural Gas Law N° 24,076 for the renewal of the license for rendering the public natural gas transportation service. Afterwards, on June 13, 2024, ENARGAS issued a technical and legal report indicating the Company had fully met its obligations regarding the License, which enabled the holding of a non-binding Public Hearing on October 21, 2024 and the subsequent recommendation report to the Executive Branch.

As a result of this process, on July 24, 2025 through Decree Nº 495/2025, the Executive Branch dictated the extension of the License for an additional period of 20 years, to be counted as from December 28, 2027.

This achievement is yet another proof of our operative, economic and financial performance and underscores our commitment to the energy development of Argentina. It also enhances tgs strategic positioning to generate a certainty framework for its regulated natural gas transportation service, consolidating our cornerstones for sustained growth and long-term value creation.

Tariff Overview

tgs’ operation of pipelines requires a high level of investments related to such service’s quality, safety and reliability. There lies the relevance of agreeing on a natural gas transportation tariff based on an economic and efficient operation that generates enough revenues to render a sustainable, safe and reliable service.

Over the course of 2025, we continued pursuing proceedings before the ENARGAS to obtain a transitory tariff adjustment and the finalization of the Five-Year Tariff Review process. (or “RQT”, in accordance with its acronym in Spanish). On January 14, 2025, ENARGAS summoned to a Public Hearing to be held on February 6th, the agenda of which included key matters such as the periodic tariff adjustment methodology and the Five-Year Tariff Review for natural gas transportation and distribution. At said hearing, tgs presented its 2025-2029 Five-Year Expenses and Investments Plan, its Capital Base and its “WACC” Proposal (Weighted Average Cost of Capital) as well as alternatives for periodic tariff adjustment updating.

As a consequence, on April 30, 2025, by means of Resolution Nº 256/2025, ENARGAS outlined the terms of the Tariff Review that shall govern the period 2025-2029. Among the most relevant definitions, the capital base was determined as of December 31, 2024 whereas the actual after taxes WACC rate was established at 7.18%, used to determine the initial tariff chart. This chart implements a weighted average tariff increase of 4.74%, applicable in 31 consecutive monthly installments as from May 2025. Moreover, said resolution also approved the Five-Year Investments Plan for Ps. 279,107 million (at currency as of June 2024) and operative expenses for the period 2025-2030, which underlines our commitment to infrastructure upgrading and reliability.

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The Resolution further stipulated that the monthly tariff updating shall be conducted by means of a compound ratio composed of equal parts of CPI and IPIM, both issued by the INDEC. In accordance with Decree Nº 371/2025, the Energy Secretariat was appointed as the entity to introduce contractual or tariff amendments and on June 5, 2025 said body issued Resolution Nº 241/2025, which outlines a monthly updating scheme, replacing the former six-monthly mechanism. This new regime requires licensees to present adjusted tariff charts to ENARGAS, ensuring greater foreseeability and transparency.

tgs agreed to such provision and ENARGAS Resolution Nº 350/2025 approved the periodic adjustment calculation methodology and the tariff charts in force as from June 6, 2025, including an update of 2.81% and the application of the RQT increase. Afterwards, ENARGAS issued successive resolutions granting periodic updating: on July 1 (0.62%), on August 1 (1.63%), on September 1 (2.38%), on October 1 (2.49%), on November 1 (2.89%) and on December 1 (1.71%); all of them effective immediately. In the first months of 2026, granted tariff increases have been as follows: January 2, 2026 (2.03%) and February 1, 2026 (2.63%).

This regulatory process not only assures the economic sustainability of this business segment, it also backs the execution of strategic investments that guarantee operations’ safety and reliability. In doing so, tgs reaffirms its commitment to the energy development of the country, strengthening its position in the market and generating a certainty framework for rendering of the natural gas transportation regulated service.

Operation of the natural gas transportation system

Across 2025, the daily average natural gas injection to the pipeline system operated by TGS amounted to 86.4 MMm³/d. Such volume includes contributions from the Austral, San Jorge Gulf and Neuquén basins and from GPM at its access to the regulated transportation system in Salliqueló.  Transportation through the GPM was of an average 16.1 MMm³/d, representing a 39% increase compared to 2024.

In 2025, the contribution of the Neuquén Basin was 0.8% above the volume supplied the previous year, mainly due to higher gas transportation capacity from the Vaca Muerta field facilitated by the GPM pipeline.

As opposed to the previous year, the southern basins of our country increased their injection levels. Although the Chubut and Santa Cruz fields are going through their natural decline stage, the Austral basin recorded a significant increase, from an average of 15.8 MMm³/d to 20.7 MMm³/d, owing to the Fénix project. Consequently, such increase not only offset the fields’ natural decline but also boosted the total injection of the south, which went up by 2.7 MMm³/d.

Meeting the needs of 80 direct clients and 6.2 million indirect clients, we keep playing a leading role in the natural gas industry in Argentina, rendering services either in a firm transportation (FT) or interruptible modality (IT) and ED (exchange and displacement).

The total capacity contracted by clients in a firm or “take or pay” modality (FT) is of 89.3 MMm3/d, with an average life term of approximately 9 years. The breakdown of firm contracted capacity per kind of client is represented in the graph below:

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Firm contracted capacity per kind of client

(Year 2025)

Source: Our own preparation based on in-company data.

It should be noted that this year we entered into new IT and ED agreements, 71 corresponding to interruptible transportation and 57 to exchange and displacement services, which allow us to obtain additional revenues and meet the consumption needs of our clients.

Natural Gas Transportation Operating Data

Source: Our own elaboration with in-company data.

Private Initiative

In June 2024, we submitted to the national government a private initiative execution proposal (hereinafter “Private Initiative”) related to the GPM, along with our commitment to invest in the regulated system, both of which in aggregate add up to around US$ 780 million. This proposal was

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declared of national public interest in December 2024 via Decree N° 1060/2024. In this Private Initiative, tgs proposes:

•The expansion of the GPM transportation capacity by 14 MMm3/d, involving an investment of around U$S 590 million, for which in December 2024 the Dedicated Branch I was registered, so that said project could be framed under the Incentive Regime for Large Investments (“RIGI” according to its acronym in Spanish). The resulting transportation capacity expansion, as outlined by the Decree N° 54/2025, would fall within the framework of the GPM Transportation License granted to ENARSA, which according to Executive Branch Decree N° 76/2022, was conducted in line with the provisions of the Law of Hydrocarbons N° 17,319, and

•Regardless of the outcome of the Private Initiative tender, we undertake commitment to conduct an investment in the regulated system that we currently operate in the natural gas transportation segment that complements said initiative. This expansion is to be carried out through the construction of 20 km of pipe loops and the installation of 15,000 HP compression facilities in the Neuba II pipeline, added to other works and tests targeted at increasing the maximum operation pressure. This estimated further investment of US$ 220 million will allow us to expand the final sections’ transportation capacity by 12 MMm3/d.

Tío Pujio
Santa Fe
Córdoba
Entre Ríos
La Carlota
San Luis
Cardales
Mendoza
Mercedes
20 km Loop
36"
+15,000 HP
PC Ordoqui
La Pampa
Buenos Aires
PC Salliqueló
+30,000 HP
NEW
PC Doblas
+30,000 HP
NEW
PC Chacharramendi
+15,000 HP
PC Tratatayén
+15,000 HP
NEW
PC Casa de Piedra
Neuquén
Río Negro
Chubut

Private initiative submitted by tgs and awarded by Enarsa:
Expansion of GPM Pipeline

560 MM'u$s
Investment

14 MMm³/day
Additional volume

3 New
Compressor plants

90,000 HP
Of additional capacity

Complementary works executed by tgs:
On the current concessioned transportation system

220 MM'u$s
Investment

20 km Loop
36" natural gas pipeline

15,000 HP
Of additional capacity

The main objective of this work is to substitute gasoil and LNG imports with Vaca Muerta gas in winter, thus generating significant foreign currency savings for Argentina and guaranteeing supply during colder weather seasons.

The process moved forward with relevant regulatory landmarks. On February 25, 2025, the Ministry of Economy issued Resolution Nº 169/2025, delegating to the Energy Secretariat and ENARSA the responsibility of conducting bidding processes. Subsequently, on March 28, 2025, the Energy Secretariat approved the bidding conditions and guidelines for the commercialization of incremental

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capacity in the GPM and in the final sections of the regulated system operated by tgs. Finally, on May 28, 2025, ENARSA issued a call to participate in the National and International Public Bidding Process GPM 01/2025, contemplating the execution and financing of GPM Section 1 expansion works, with the option to increase up to 6 additional MMm³/d and also carry out the infrastructure operation and maintenance.

As a bidding condition, it is foreseen the entering of a single Operation and Maintenance contract (“O&M”) by and between ENARSA and the awardee, the payment of which shall be the reserved capacity. The awardee will be entitled to receive from the shippers the price offered at the bidding, which ensures the recovery of investments and operating expenses.

On October 20, 2025, by way of ES Resolution Nº 397/2025, tgs was notified of the awarding and presented the corresponding guarantees. On October 31, ENARSA issued the irrevocable offers for the instrumentation of capacity reserve and O&M contracts, accepted by tgs on November 3, 2025. Finally, on November 13, 2025, tgs gave notice of the assignment of rights and obligations to Transportadora de Gas del Sur S.A., Dedicated Branch I (VPU), committing to provide the economic, human and technical resources to ensure contractual compliance and assuming joint and several liability before ENARSA and the National Government.

Lastly, on October 26, 2025, we conducted the presentation before the RIGI Assessment Committee to obtain the benefits foreseen for the execution of this work. As of the date of the issuance of the present financial statements, the process is still ongoing and although we have made significant progress in the proceedings, we have not received definite approval yet.

This project represents a strategic step toward the energy development of our country, increasing natural gas transportation capacity, optimizing the existing infrastructure and contributing to the substitution of imports, strengthening energy competition and safety in Argentina.

2025	2024
(In millions of pesos, except where otherwise expressly indicated)
Financial Information (1):
Revenues	705,124	580,296
Operative (Loss) / Income	321,682	290,003
Depreciation of property, plant and equipment	(123,134)	(112,449)
Identifiable assets	2,674,532	2,208,171
Capital expenditures	117,862	108,022
Operative Statistics
Average Capacity hired on a firm basis (in MMm³/d)	89.3	83.5
Average deliveries (in MMm³/d)	74.2	69.5
Annual Load Factor	83%	83%
Load Factor during Winter (2)	86%	84%

(1) Information corresponding to consolidated financial statements.

(2) Corresponds to the ratio between the average winter deliveries and the average firm contracted capacity.

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In 2025 revenues derived from this segment accounted for 38% of tgs total revenues. The performance of this segment went down by Ps. 71,710 million this year compared to the previous, from Ps. 732,283 million reported in 2024 to Ps. 660,573 million recorded in 2025.

During this year, 41% of the dispatched tons were allocated to exports.

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In 2025, tgs ranked as the second ethane producer in Argentina, below MEGA; Our production share rose to over 40% of total ethane produced in the year in our country.

The graphs below show our share in aggregate 2025 propane and butane production in Argentina:

 Source: ES and external information

As for the international reference prices of the products we export —propane, butane and natural gasoline—, they recorded slight increases of 4%, 9% and 14%, respectively. The moderate variations with respect to the previous year were in line with the evolution of oil prices and the global offer and supply dynamics.

The graph below shows the evolution of average international prices from December 2024 to December 2025:

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Sources: Propane and butane: Mont Belvieu. Natural gasoline: NWEARA.

In the domestic field, we keep supplying propane and butane under the programs established by the Energy Secretariat, in which we were granted price increases that allowed us to reverse the negative trend in the operative margins of propane and butane sold under these programs.

We cannot disregard the effect that the Climate Event had on the operations of the Cerri Complex and the Puerto Galvan facilities during the year 2025. In spite of this setback, and thanks to the effort of employees and suppliers, we have been able to resume operations at the facilities in a short lapse of time, thus having the least possible impact on liquids production. For further information, see “ Natural Gas Processing”

Foreign Market

Tons sold overseas in 2025 reached 438,327, going up by 26,887 tons above the 411,440 tons sold in 2024.

In 2025, Liquids Production and Commercialization exports revenues added up to Ps. 292,674 million and accounted for 17% of total revenues and 45% of total Liquids Production and Commercialization revenues.

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In 2025, tgs continued commercializing LPG by land, dispatching roughly 11,402 trucks (303,106 tons) loaded with our own product, whereas in 2024 we had dispatched 14,389 trucks (331,751 tons) in 2024. Trucks dispatches, which are basically carried out to meet our domestic demand- also allow us to export our products to neighboring countries. Although their volumes are substantially lower than exports conducted by sea, they capitalize a higher operative margin and increase our clients’ portfolio.

We continued rendering logistic services at Puerto Galvan facilities in a successful manner in spite of the partial impairment of the facilities after the Climate Event.

In 2025, propane and butane deliveries overseas were conducted in a spot modality, seizing opportunities related to different markets’ niches, which allowed us to increase considerably the fixed premiums of each transaction.

tgs keeps strengthening its positioning in the Brazilian market, which will outline a further 2026 goal, maintaining our sea exports in a direct modality to Brazilian LPG distributors.

In connection with natural gasoline, throughout the year 2014 exports were conducted within the framework of an agreement entered with Trafigura Pte Ltd at an international price, less a discount, for a term of 2 years (February 2024-February 2026). As of the date of the issuance of the present Annual Report, we have been able to enter an agreement with ATMI Total Energies (subsidiary of Total Energies) for the period March 2026 – February 2028, improving the conditions of the agreement in effect in 2025.

On the whole, international reference prices recorded a downward trend throughout the year. Both propane and butane presented a gradual decrease from the highest values recorded at the beginning of the period, stabilizing to levels close to US$ 350–400 per ton by the end of the year. Natural gasoline also presented a decreasing behavior, although it stayed at higher values than the rest of the products. By and large, the evolution reflects an external context of more moderate liquids’ prices in 2025.

Domestic Market

Over the course of the year 2025, tgs continued participating in the several supply programs dictated by the National Government. Such is the case of the program for LPG Supply at subsidized prices (“Household Program”)— which had been created by National Executive Decree N° 470/2015. The Household Program established a maximum reference price to the different links of the Liquefied Petroleum Gas (“LPG”) commercialization chain to ensure its supply to low-income residential users, forcing producers to provide LPG to fractionating companies at a determined price and with a defined quota for each of them.

It should be pointed out that on January 24, 2025, the Secretariat of Energy issued Resolution N° 15/2025, which outlined that as from such date the top sale price for the products supplied under the Household Program was to be eliminated (the top sale price was the export parity issued monthly by the Secretariat of Energy under the framework of the Law N° 26,020). Likewise, although said resolution maintains the obligation of LPG producers to supply the domestic market, it eliminates the product supply quotas formerly effective.

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Similarly, on July 3, 2025 Decree N° 446/2025 came into effect, enforcing amendments to Law No. 26,020, including producer’s price loosening, although it maintains the obligation to supply the domestic market.

With reference to the Propane for Networks Agreement, on September 22, 2025 we entered a New Agreement for the Supply of Propane Gas to Undiluted Propane Gas Distribution Networks, in effect as from January 1, 2025 until December 31, 2025. On December 26, 2025, tgs received Note 2025-142892867-APN-SSCL#MEC by means of which producers subscribing the mentioned Agreement are required to continue with the supply under the terms provided thereby until the signing of a new agreement.

Under the terms of said agreement, the Argentine Government is to pay compensations to participants, calculated as the difference between the price at which propane is commercialized under this agreement and the export parity issued monthly by the Energy Secretariat. However, there have been significant delays in the collection of the mentioned compensation and its overdue balance as of December 31, 2025 was Ps. 10,882 million. The agreement stipulates those payments shall be conducted through fiscal credit certificates to be used by the producers for the payment of hydrocarbon export rights.

In the reported year, we continued commercializing ethane, under a long-term agreement entered with PBB.

In spite of the climate event, in 2025 we recorded an increase in sold ethane tons, going up to a total of 334,596 tons, whereas in 2024 they had reached 309,894 tons.

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Natural gas processing

In 2025, Liquids production reached 1,095,813 tons, staying at historical levels despite the Climate Event that affected Cerri Complex between March 7 and May 7. This performance reflects the soundness and reliability of the plant in liquids extraction, in spite of adverse situations, consolidating the role of tgs in this business segment. The operational stability was achieved thanks to the higher richness of the gas proceeding from Vaca Muerta and the Fénix offshore field, which offset the lower availability of the Austral basin and allowed us to sustain the process’ efficiency.

As to the gas arriving to the Cerri Complex, volumes remained stable, with a richer composition that favored liquid recovery and strengthened the business competitivity. With respect to the cost of the natural gas purchased for plant PTR, a slight decrease in the price in dollars was observed, as compared to the previous year. Such higher availability helped to enhance processing costs and keep margins in the face of a challenging context, reaffirming the maturity of the segment and its resilience to cope with external factors

Climate event in Bahía Blanca. Impact on the Cerri Complex

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On March 7, 2025, the city of Bahía Blanca and its surroundings were struck by an exceptional climate event, characterized by heavy rainfall with no precedent over the last one hundred years. In less than 12 hours, rainfall higher to 290 mm was recorded, overflowing the Saladillo García stream and flooding the Cerri Complex, which was totally under water. This situation also provoked widespread flooding in urban and suburban areas, severely hitting the local infrastructure

The Cerri Complex flooding led to a total stoppage of liquids production and a partial impact on natural gas transportation. Likewise, both the external electricity distribution system and Cerri Complex internal facilities for power generation and distribution were damaged.

On the one hand, the natural gas transportation service was restored gradually, and no significant impacts were recorded on the revenues related to the Natural Gas Transportation business.

On the other hand, the Liquids Production and Commercialization segment was totally interrupted from March 7 to mid-April 2025. Since then, operations gradually resumed, reaching normal production levels by the beginning of May.

The startup of our facilities was possible thanks to the cooperation and the commitment of 289 tgs employees, as well as 150 suppliers and contractors who participated in the recovery of the Cerri Complex. For such purposes, special work modalities were adopted, complying with adequate rest and safety protocols. Such successful recovery shows once more the solidity of the bonds we have built throughout all our service years.

During the fiscal year ended December 31, 2025, a loss of Ps. 54,281 million was recorded, related to expenses arising from the event and impairment charges on materials and other property, plant and equipment.

It should be noted that, in accordance with the terms and conditions of the applicable insurance policies and sub-limits, the Company has insurance coverage for assets damage and business interruption which would allow for the recovery of all the expenses incurred, subject to US$ 1 million franchise. Although negotiations with insurance companies are ongoing, the estimated date of the collection of the corresponding recovery amount is still uncertain. However, by virtue of the existing insurance coverage, in 2025 we received Ps. 3.307 million in advance payments from the insurance companies.

Operative milestones of the climate event recovery

•March 14: startup of the Fiat compressor plant, ensuring natural gas transportation.

•March 24: partial energy supply to the Cerri Complex and startup of the Solar plant.

•April 18; restart of processing at the first train of the Cryogenic plant and LPG and gasoline production.

•May 8: Cerri Complex 100% operational

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2025		2024
(In millions of pesos, except where otherwise expressly indicated)
Financial Information (1):
Revenues	660,573	732,283
Operating Income	216,995	293,558
Depreciation of Property, Plant and Equipment	(14,169)	(13,284)
Identifiable assets	745,043	674,942
Capital expenditures investments	12,336	21,446
Operating Statistics:
Liquids total production (in thousands of tons)	1,096	1,052
Liquids total sales (in thousands of tons)	1,077	1,077
Gas Processing Capacity (in MMm3/d)	47	47
Storage Capacity (in thousands of tons)	54	54

(1)Information corresponding to consolidated financial statements

Midstream

Midstream Revenues, which represented 20% of tgs total revenues in 2025, mainly include the rendering of Midstream and INTEGRA services.

Services comprised by Midstream mostly consist in gas gathering, treatment and compression services. The most noteworthy among them are those rendered through the Vaca Muerta system and the INTEGRA services, including the operation and maintenance of third parties’ facilities (pipelines and plants).

As leaders in the natural gas industry, it is possible for us to integrate all the links of the value chain, from the wellhead to the transportation and distribution systems. We create synergies and offer differential value to our producers and clients, providing integral solutions that comprise, among others:

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The following chart presents a breakdown of Midstream revenues:

Midstream Revenues Breakdown by service - year 2025
17%
25%
58%
Vaca muerta System - Transportation
Vaca muerta System - Conditioning
Others

Source: our own elaboration with in-company data.

Since 2018, when we first set foot on Vaca Muerta, tgs strategy has been to be a leader in the rendering of integrated services, playing a major role in the energy development of Argentina and the region. Our conditioning plant in Tratayén is a breakthrough project that contributes to energy growth.

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So far, we have invested over US$ 700 million in midstream facilities to support the development carried out by natural gas producers in Vaca Muerta. With a unique project and future vision, we have built a gathering pipeline network of 182 km that goes through the multiple hydrocarbon areas (Bajada de Añelo, La Calera, Bandurria Sur, Fortín de Piedra, El Mangrullo, Aguada Pichana Este, Rincón la Ceniza, Los Toldos I Sur, Pampa de las Yeguas I y II, Loma Campana, Los Toldos I Norte and el Trapial) and a conditioning plant in Tratayén to allow access to the regulated transportation systems. This conditioning plant initially had a capacity of around 5.4 MMm3/d but owing to the expansion works conducted in 2024 and the first months of 2025 now reaches a total natural gas conditioning capacity of 28 MMm3/d.

The works mentioned above consisted in the installation of two Propak technology natural gas conditioning plants with a 6.6 MMm3/d capacity and involved an estimated total investment of US$ 350 million. The first plant came into service in October 2024 whereas the second plant started operations in February 2025. It should be highlighted that these modular plants are adaptable to processing via low additional investment, a first step towards the development of natural gas processing at the heart of the Neuquén basin.

These projects expanded Vaca Muerta System’s service rendering capacity, improving the profitability of the investment conducted by tgs and ensuring the availability of the infrastructure required for the production of growing natural gas volumes in Vaca Muerta, required for the exploitation of the GPM.

Source: data generated in-company

Likewise, these investments consolidate our commitment to the development of energy in Argentina and materialize our strategy to increase the profitability of our investments in the Vaca Muerta pipeline system. For that reason, we keep in talks with different basins producers, seeking to seize business opportunities that may allow us to improve our service and enlarge our clients’ portfolio.

Throughout 2025 we moved forward with the engineering study for the development of a project involving: (i) the expansion of the Tratayén plant that allows natural gas processing (extraction of propane, butane and natural gasoline), (ii) the building of a polyduct that facilitates the transportation

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of the liquids, and (iii)  new fractionating, storage and dispatch facilities in Bahía Blanca. This project would address growing upstream needs as rich gases production increases.

It cannot be emphasized enough how positively this project impacts on the economic performance of the region, favoring the development of communities and contributing to the development of the Vaca Muerta area. All the accomplishments mentioned above, added to other minor services we render, underline and tighten our bonds to our country’s natural gas producers and give us the chance to keep showing our talent for rendering innovative solutions.

tgs INTEGRA represents our commitment to operative excellence and sustainable industry development. We provide our clients with a range of services designed to support the growth, operation and maintenance of their assets, offering customized solutions that position us as a key link in the energy value chain. With our track record of over thirty years, we can deliver a unique approach in the region, supported by cutting-edge technology and a highly trained team, strategically distributed among seven provinces of the south and west of Argentina. Such geographical distribution allows us to respond with agility and efficiency, contributing to the growth of energy in our country.

Among our main services, we can point out at:

➢Operation and maintenance of third parties’ ducts and plants, including response to emergencies and repairs.

➢Specialized interventions, among others: hot tap, cold cutting and stoppler.

➢Integrity and reliability: inline inspections, CIS/DCVG surveys, leakage detection, thermography and predictive analysis.

➢Gauging and control: turbine gauging, flow measurements with portable ultrasonic equipment.

➢Advanced maintenance: centrifugal compressors, engine equipment and turbine compressors.

➢Engineering and projects: dynamic and static simulation, works management, coordination and inspection.

➢Special services customized to meet our clients’ needs.

Among the most outstanding 2025 highlights, we can mention that:

➢We rendered operation and maintenance services to the GPM pipeline.

➢We carried out a total of 27 services (building, hot-taps, integrity, engineering, among others).

➢We installed a meter in the Juana Azurduy integration pipeline, key infrastructure to export gas from Argentina towards Bolivia and the region.

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Telecommunications

Carrier of Carriers

TELCOSUR

4,600 km
of Radio link

3,800 km
of optical fiber

150 km
of optical fiber in Vaca Muerta

Clients
Carrier and corporate

Agreements with corporations

With regard to telecommunication services rendered by Telcosur, in 2025, our controlled company consolidated its business growth and strengthening strategy by agreements that increased its commercialized capacity and strengthened its operations in the mid and long term. Throughout the year, Telcosur closed renewals and expansions with strategic clients and reached new agreements that strengthen its presence in key segments.

The major landmarks of the year include the renewal of the agreement with Oldelval for further twelve months, adapting the infrastructure to new needs along their oil duct. Additionally, with reference to the agreement with Pampa Energía for the connectivity of the Loma de la Lata thermal power plant, its scope was expanded and its term was renewed, adding infrastructure through exchange agreements. This project involved new links for sites such as Rincón de Aranda and Tratayén, besides new safety infrastructure at El Mangrullo and the corporate offices in Neuquén. Telcosur also renewed the agreement for the linking of the Total Energies sites in Tierra del Fuego and Neuquén and finalized a new agreement with VMOS S.A for the connectivity required at the workstation of Punta Colorada.

Parallelly, Telcosur broadened the scope of the Alta Barda site colocation agreement with Telecom Argentina S.A., and signed a linking framework agreement with AMX Argentina S.A. (Claro), which included the expansion of linking for LTE cells in the area of Vaca Muerta. These actions show Telcosur’s capacity to adapt to the needs of strategic clients, ensure business continuity and position itself as a reliable player in the corporate telecommunications market.

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New technologies

Telcosur plays an active role in the digital transformation process tgs is going through. Within a context where technological innovation is a key factor, Telcosur has implemented solutions based on artificial intelligence and facilities’ remote operation to optimize operations and ensure service continuity.

Telcosur has added RTK drones’ technology to the solution of digital twins and 3D model for aerial support. A new technology was implemented for the integration of telephone systems, and the predictive monitoring system was expanded, increasing significantly the number of sensors, which allows for the early detection of events in networks and triggers proactive action to the benefit of the customer’s service.

Corporate strengthening

Throughout the year 2025, Telcosur took significant steps forward in the consolidation of its business and the strengthening of its strategic positioning.  Key agreements were signed, increasing the commercialized capacity and ensuring the expansion of telecommunications services, supporting energy development in critical areas of the country. Parallelly, the ISO 9001 AND 14001 surveillance audits were successfully passed, thus confirming Telcosur’s commitment to quality and sustainability. In the institutional arena, Telcosur implemented communication and networking activities devised to increase its brand’s visibility, participated in significant events such as AOG 2025, hosted customer loyalty meetings and conducted the annual satisfaction survey, the results of which reflected high customer’s appreciation. These initiatives consolidate Telcosur’s vision as an innovative, reliable player focused on creating value in the mid and long term.

2025	2024
(In millions of pesos, except where otherwise expressly indicated)
Financial Information (1):
Revenues	354,929	292,009
Operating income	164,804	153,506
Depreciation of property, plant and equipment	(64,658)	(44,841)
Identifiable assets	1,994,634	1,582,439
Investment in capital expenditures	112,780	285,617
Operative Statistics
Compression capacity at Huincul, Río Neuquén and El Chourrón Plants (in HP)	34,790	34,790
Treatment Capacity - Plaza Huincul and Río Neuquén Plants (in MMm³/d)	5.9	5.9
Conditioning capacity Tratayén Plant in Vaca Muerta (in MMm3/d)	28.0	21.4
Average natural gas transportation capacity hired on a firm basis (in MMm³/d)	26.7	22.8
Average conditioning capacity hired on a firm basis (in MMm³/d)	20.8	14.5

(1)Information corresponding to consolidated financial statements

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5. Conduction of Operations and Safety

Pipeline system operated by tgs in Argentina

Pipeline and Compressor Plants Investment Works

The gas pipeline system operated by tgs adequately met both the natural gas transportation demand and the regulatory entity’s requirements. An efficient management of the pipeline system entails the performance of assessment, maintenance, inspection, mitigation and prevention tasks to avoid failures that may have a negative impact and thus guaranteeing service continuity.

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Over the course of the year 2025, we carried out in-line inspections along 1,200 km of pipelines and direct integrity assessments, such as CIS and DCVG, over 220 km. The aim of these tasks is to identify and control threats to integrity, such as external corrosion, geometrical defects, construction anomalies or recoating failures, among others.

As for our recoating program, in the reported year we executed recoating replacements in 8.4 km of pipelines and we made progress in recoating works at three valve facilities along the San Martín pipeline in the province of Buenos Aires. These tasks seek to mitigate the risk of external corrosion and/or SCC, besides surveying and correcting anomalies that might evolve and affect the service, thus extending the useful life of our facilities.

To strengthen integrity in high population density areas, we conducted filling works in reinforcement sleeves, reducing their exposure to damage. We additionally completed 785 km of inline inspection with “EMAT” technology to detect cracking.

The assets integrity team carried out a campaign to assess 28 defects (external corrosion. geometric defects, anomalies in welding) and completed 35 repairs with reinforcement sleeves and 48 pipelines replacements, many of them in simultaneous interventions to minimize impact on the system. We also assessed the integrity of 31 bypasses in sections of the province of Buenos Aires.

Regarding cathodic protection, we reinforced reliability by means of the installation of a new unit, 13 current reinforcement lenses and the upgrading of 16 facilities that were technologically obsolete. We additionally reconditioned compressor plants, added 3 reinforcements and conducted specific surveys at three plants. At the Cerri Complex and Galvan Plant, we installed 7 reinforcements and renovated 3 facilities.

All the works mentioned above are aimed at ensuring business continuity and the integrity of our facilities, underlining our commitment to safety and to the care of people and the environment, all main cornerstones in the rendering of a reliable public service.

With the purpose of raising awareness among the community, we increased our facilities’ signaling and we conducted virtual and presence-based damage prevention activities, including campaigns in the media and networks, radio broadcasting and meetings with municipalities and ground-breaking companies in Buenos Aires, Neuquén and Rio Negro.

On the topic of the technological update of our systems, we completed the integration of the Belisle and Cervantes compressor plants to the CABA operative center, which have joined the Olavarría and Saturno plants in the pursuit of a sustained digital transformation process and the adaptation to a new remote assets maintenance and operations philosophy, based on data.

At the Gaviotas Compressor Plant, we started the adjustment of the control system dashboards of the 3 TC of the plant. In addition to this task, in 2026 we will add the development of the control system of the plant and the electricity generation system.

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We have completed the upgrading and integration of the vibration monitoring systems of the Olavarría and Ordoqui plants to the Bentley Nevada centralized system. Based on the upgrading schedule, in 2026 we will continue with the Fortín Uno, Barker y Chelforó compressor plants.

In the field of operative safety, we have concluded the extended basic engineering for the control systems upgrading at the Chelforó, La Adela, Saturno and Fiat plants. At the first three plants, procurement of materials has already started. This upgrading plan seeks to mitigate the technological obsolescence of our assets and guarantee the required reliability standards to be able to pursue our transportation systems remote operation strategy.

Within the framework of our assets upgrading plan, we have prioritized the modernization of the auxiliary systems in order to strengthen the operative reliability of the plants. In 2025, we acquired new compressor units and dryers, this project phase comprised their provision for the compressor plants of San Antonio, Piedra Buena, Barker, Magallanes, San Julián, Fortín Uno, Chelforó, Dolavon and Bajo Gualicho. The main goal of this renovation is to ensure reliability and maintain air quality in accordance with operative standards. Parallelly, we are updating control systems and fuel charts at Fortín Uno and Belisle compressor plants. Throughout 2025, we completed the engineering stage and the partial procurement of materials, whereas the physical intervention of units has been scheduled for the year 2026.

On the other hand, we upgraded the oil air coolers of one of the turbines belonging to the Solar Compressor Plant. This improvement seeks to ensure the availability and the adequate functioning of the unit during high-regime periods and extreme temperatures.

On the topic of environmental care, we have finalized the assembling of biodigester systems at eleven (11) compressor plants: San Antonio, Conesa, Magallanes, Moy Aike, Piedra Buena, San Julián, Río Seco, Bosque Petrificado, Pico Truncado, Garayalde and Dolavon. The biodigesters adjustment and installation plant is foreseen to be executed in 2026.

Within the framework of tgs Emission Reduction Plan, it is reported that, following the leak detection and quantification campaign carried out in 2024 across 20 compressor plants, progress has been made in the mitigation phase. In accordance with this plan, during 2025 the Company completed the acquisition of 46 technologically enhanced valves intended to replace assets and eliminate leaks across various facilities.

Works at Liquids Facilities

Pursuing our corporate goals of safety, reliability and operative efficiency, in this year we executed key initiatives at the Cerri Complex, the Galván Plant and transversal areas. These actions consolidated our business sustainability and strengthened the competitiveness of our operations.

Cerri Complex

During 2025, we implemented significant improvements focused on strengthening the safety and integrity of critical assets. In the field of industrial safety, we upgraded the fire extinguishing system through the integral replacement of pipes and the addition of a new water curtain cooling system for

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the cryogenic plant ovens, improving contingencies protection standards. With respect to regulatory compliance, we adapted spheres 2 and 3 and McKee tanks to ensure their compliance with standards in force. Finally, to preserve the integral structure and extend the useful life of the units, we conducted interventions in the legs of the spheres.

Galván Plant

With the purpose of enhancing operations, we replaced two critical lines for refrigerated products that were under inspection due to their width and we implemented improvements to increase flexibility at MEGA-TGS transfers, boosting response capacity in the face of demand variations.

With respect to compliance to standards, we adapted sphere 9 to meet regulatory standards.

Transversal Projects

With business sustainability and profitability in mind, we developed projects that maintain production stability throughout the whole year, including during high temperature periods. We also made progress in addressing obsolescence through the substitution of mass flow meters at the absorption plant, ensuring accuracy in the measurement and mitigating operative risks.

These actions underscore our commitment to industrial safety, operative excellence and the creation of sustainable value, ensuring processes reliability and market competitiveness.

Works at Vaca Muerta Facilities

During the year we finalized the installation and startup of the Propak second conditioning module, which allowed us to significantly expand the plant capacity. This work constitutes a milestone in the consolidation of the Vaca Muerta system infrastructure, raising the total plant capacity to 28 MMm³/d.

To support Vaca Muerta’s system sustained growth, we conducted expansion works at the inflow facility. We also completed the installation of a third module of condensate stabilizers, which strengthens the plant capacity to process higher volumes and ensures the quality enhancement of the final product.

6. Environment, Social and Governance Matters

At tgs we pledge to run our businesses and operate our facilities in compliance with the requirements of applicable legislation and the obligations to which we willingly adhere. We strive to meet our customers’ expectations, prioritizing our service quality, pollution prevention and our staff and contractors’ safety and health through the continuous improvement of our management system’s efficiency.

Throughout the year 2025, we continued working on our Environmental, Social, Governance Plan (the “ESG Plan”), prioritizing these three main topics and action lines that will steer our purpose on this matter.

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6-a) ENVIRONMENT

Over the course of the reported year, we developed the environmental actions outlined in our 2022-2026 Environmental Strategic Plan, with a view to consolidating our corporate culture based on sustainability, prevention and environmental care. The main landmarks in our environmental path this year were:

•Climate resilience: We launched a strengthening plan with a nine-month skyline, oriented at improving our capacity to anticipate, adapt and recover in the face of climate change impacts. This transversal approach positions us as leaders in climate management within the Argentine energy sector.

•Sustainable forestry: We executed plans in 34 of our facilities, planting native and locally adapted species and performing interventions in specimens in bad shape. This plan not only contributes to carbon capture but it also furthers local biodiversity, enhances the soil and improves protection from climate change..

•Treatment of effluents: We installed biodigesters at 13 new facilities, a further step towards our goal of having sanitary effluent systems at 100% of our facilities, with a possibility of recovery for irrigation.

Our 2022-2026 Environmental Strategic Plan, comprises the following strategic axes, plans and action programs:

1.Mitigation and adaptation to climate change

Our strategic environmental plan outlines a 50% reduction goal for our methane emissions by the year 2030 (departing from emissions recorded in the year 2021).

To that end, we launched a comprehensive emissions action plan, which comprises investments, improvements and good practices required to fulfil it. In accordance with this plan, we carried out the actions detailed below:

➢Enhance our emissions inventory: We unified the carbon footprint calculation tool, including emission factors based on the latest IPCC Assessment Report. We also took further steps within the plan to include scope 3 emissions in our emissions inventory.

➢Overall Investments Plan: We developed a Five-Year Overall Investments Plan in which one of the main cornerstones is the reduction of emissions, through the technological upgrading of facilities and the permanent search for new technologies. Besides, in 2025 we conducted a review of our Emissions Management internal procedures updated in 2024 in order to ensure traceability and consistency with the reported information.

➢Climate risk assessment: Over the course of the year 2025 we developed and implemented our climate resilience strengthening plan. This work is carried out in a comprehensive manner

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jointly with all company areas, with the purpose of reviewing and strengthening actions, processes, procedures and technologies related to the mitigation of such impact.

➢Energy management: We constantly monitor our energy consumption by means of meters and data management systems. We developed an energy matrix that allows us to check our consumption, identify trends and detect opportunities for improvement. Moreover, in 2025 we were able to identify primary and secondary sources of energy, which allowed us to build a diagram to visualize energy flows.

➢Biodiversity and forestry management: We have our Policy of Forestry and Biodiversity. As part of our awareness activities, in 2025 we launched in-company communication campaigns, with the purpose of communicating and raising awareness of the species at risk of extinction present in our operative areas.

➢Additionally, as a management tool, we identified the existing protected areas in the provinces where we operate, in order to monitor them and promote the conservation of natural ecosystems. With this objective, we moved forward with the creation of an app within tgs geographical information system, called “Protected areas environmental map”,

2.Proactive environmental leadership

We also boost the creation of spaces to think and learn to consolidate a conscious environmental culture, encouraging awareness actions in our communities and within our company. These initiatives included workshops, informative campaigns and events on emblematic dates such as the World Environment Day and the Tree Day.

In 2025, we focused on raising the commitment to environmental management of the leaders at the several facilities, through training and communication of our strategic plan, to transmit it or drive action

3.Circular processes and consumption

Water resources management

In the reported year, we moved closer to the goal of recovering 80% of sewage water for irrigation, adding biodigesters in 13 new facilities and improving the measurement of our water footprint to  achieve more efficient management of this limited natural resource. We participated in the Inventory of Industrial Water Use along with PLAPIQUI and other companies of the petrochemical pole and we developed a basins survey with the UNS, to assess water risks after the flood that took place in March. These initiatives accentuate our planning and resilience to address water deficit scenarios.

Waste management

We keep striving to achieve a recycling rate of over 50% in 2026, by means of in-company campaigns, plastic reduction measures, going paperless and donation of compost bins at schools. We implemented a solid recording and monitoring system in SAP EHSM and SAP Analytics Cloud, ensuring traceability and control through certificates and weighing at recycling centers.

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In this period, we completed the maintenance Audit of the ISO 14001:2015, ISO 9001:2015 and ISO 45001:2018 Standards of our Integrated Management system, with a scope of 45 sectors audited on-site (external audit), and 15 sectors assessed in-company with the participation of 9 internal auditors and 4 teams.

6-b) SOCIAL

HUMAN CAPITAL

Throughout 2025, we consolidated our commitment to the development of talent and the creation of a positive work environment, main cornerstones to leverage the cultural, digital and business cultural transformation we are pursuing. It was a year notable for the attraction of new talents, continuous training and the strengthening of leadership, characterized by initiatives that directly impacted our business sustainability.

In the field of talent attraction, we conducted 102 recruitment processes, 16 of which were covered internally— thus promoting movement and growth within the organization—, whereas 86 were hired from outside, bringing in new insights and experience to enrich our teams. As a relevant landmark of the year, we can point out at the launching of the Internship Program, which allowed us to add 14 students in two stages of the year, taking in young energy and innovation. Besides, we participated in strategic events such as the Oil & Gas Exhibition in Buenos Aires, thus upholding our employer brand and positioning in the sector. With the goal of generating local employment and contributing to the development of the nearby communities, we developed employability workshops for 210 technical schools´students in Río Negro and Neuquén and supervised professional practices in secondary schools, facilitating employability tools.

The year was filled with learnings, new recruitment and opportunities for our people. That is our recipe for building teams that make the difference.

We play a leading role in our country’s economic growth, and we know our people are key to our success.

We cultivate a healthy and challenging work environment, and we watch over the integral wellbeing of our people. For over ten years, we have been one of the greatest places to work in Argentina, as certified by the global firm Great Place to Work. During 2025 we renovated the measurement of organizational climate with the Slik platform, which provides us with customized surveys, real-time dashboards and artificial intelligence insights. In July we launched the climate survey, obtaining a favorable outcome of 75% and a Net Promoter Score (NPS) of 52 points, indicators that underscore the solidity of our culture based on trust, development and wellbeing.

Learning at tgs

Learning is a strategic lever for tgs. This year we took a decisive step further into the development of our learning ecosystem: the tgs Campus that has 1,172 active students, over 5,500 contents and 194 developments of our own. We also developed Technical Schools in critical areas such as anticorrosive protection, gas turbines, compressors, gas quality, PLC and metrology, preparing in-company

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instructors committed to knowledge transfer. These initiatives consolidate a culture of open, dynamic and cooperative learning, aligned to our business strategy.

At tgs we promote the culture of empowerment, in which every person plays the leading role in his/her own performance. We strengthened performance management and talent planning through a comprehensive cycle of goals, follow-up and assessment, which allows each worker to reflect upon his/her learnings with his/her superiors. We hold talent committees to assess current and projected capacities, identify potential leaders and plan future needs.

The outcome of this work is poured into talent matrixes for all the departments as well as complete sustainability maps for leadership positions at the organization.

Leadership constitutes another key axis of our strategy. We implemented the first edition of the Play Program, a three-month experience for outstanding employees, focused on leadership, communication, cooperative work and digital mindset. The outcomes of this program showed high satisfaction and applicability, confirming the value of the program to anticipate future required skills. We also conducted presence-based meetings at different communities to deepen the ON Mode Leadership, creating spaces for thinking and learning among peers. We renewed our participation in the Mentoring Program organized by Voces Vitales and IAPG, furthering feminine leadership in the industry and boosting in-company mentoring, creating true learning bonds customized to individual needs.

Culture and transformation at tgs

We devised a method to work on strategy, business and culture in a comprehensive manner. 2030 Vision gathers people from different areas, at different organizational levels and ages in pursuit of a common purpose: “To self-transform to transform”.

We identify which are the organizational qualities that we need to nurture to become the company we dream to be. Based on such diagnosis, we devise mechanisms that allow us to do things in a different way to evolve in our decision-making, bonds and daily execution.

2030 Vision builds a bridge between today and the future EBITDA. Once again, tgs places people at the core and opens opportunities so that we can all become key players in the future we seek.

We keep promoting our Organizational Behaviors —I go for more, I place the client at the core, I innovate cooperatively, I am part — intensifying its presence in daily performance, leadership spaces and performance processes.

Likewise, we keep driving our Digital Transformation, consolidating the Change Management cell as a strategic team to facilitate the adoption of new tools, processes and work styles. Throughout the year, we supported some transversal projects —among them SAP S/4HANA and the Digital Transformation initiatives— fostering communications, open talks and specific action devised to ensure that people own the change and can blend it into their day-to-day performance.

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Number of workers as of December 31, 2025

      Workers breakdown by gender               Workers breakdown by participation in unions

Diversity and inclusion

During the reported year, we deepened our engagement with the development of respectful, inclusive and violence-free work spaces, aligned to our ESG Plan and in accordance with the best industry practices. Social changes gave rise to the need to go deeper into the management of diversity, equality and inclusion (DEI), focusing on the formation and sensitization of our whole staff.

After setting up the Committee of Diversity and Inclusion, we developed and communicated our principles on diversity, equity and inclusion, to act as guidelines and delineate our purpose and scope. Across the year, we have implemented workshops on key matters such as the ABC of diversity, biases, age diversity, disability and respect at the workplace, which are available at our Virtual Campus and are part of the training schedule suggested for our whole staff.

We implemented a calendar of special commemoration days that reminded us of different events and invited us to think. We worked on instruments such as: an inclusive recruitment manual, manual for communication with neutral gender language and a protocol on how to act in case of reports on work violence and/or harassment.

Our participation in the IAPG Diversity, Equity and Inclusion Commission allowed us to contribute to the development of the recommended practices in terms of DEI, joining forces with other companies

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of this industrial segment. Additionally, we participated in the Voces Vitales Program for mentoring leading women in the industry, bolstering their development and visibility.

This path we started in 2022, is today forging ahead with initiatives that create real changes, such as the promotion of women to positions traditionally filled by men. These actions mirror our purpose of becoming a more diverse, equitable and inclusive company, where every person can reach his or hers full potential.

Relations with unions

Throughout 2025, we held many meetings with union representatives, addressing issues such as benefits, productivity and salary matters. All the talks were conducted in constructive, respectful and understanding dialogue spaces, which facilitated the reaching of conventional and collective bargaining agreements for the period in effect, which has ensured clarity, continuity and safety for the operation and the business.

The Mixed Commission of Safety, Environment and Occupational Health, integrated by the representatives of all the unions that represent tgs employees, keeps holding regular meetings, addressing matters related to labor risks, work conditions and the psycho-physical care of all our workers.

Occupational Health

Taking care of the safety and health of our people constitutes key cornerstones in our performance.

In the year 2025, we had to give an immediate response to the flooding that struck the Cerri Complex in the month of March. The focus was on addressing eventual infectious/contagious diseases that might have arisen as a consequence of such situation. For such purposes, we acted swiftly implementing vaccination campaigns against hepatitis, tetanus and the flu.

Likewise, we also worked jointly with a psychiatrist specialized in crisis management, who provided counseling and talks to the personnel affected by such large-scale event.

A further noteworthy action was the launching of the program for healthy habits and prevention of colon cancer, activities that were carried out at the Cerri Complex and Galvan plant. The purpose of the program is to conduct presence-based talks and circulate customized digital tools to raise awareness and train the staff. Besides, it facilitates real-time indicators and dashboards related to the health of our employees as well as an updated map of results, based on which high risk patients and alarming symptoms can be detected, and the corresponding prevention studies are indicated. The next talks cycle will be held in Neuquén and in Madero.

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“+Energy” Program

The acknowledgement program known as “+Energy” was created in 2019 and underscores the achievements of those workers who transmit tgs culture through their individual, teamwork and/or their commitment with the organization. Throughout the year reported, we acknowledged:

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workers for their outstanding actions

8

outstanding of the year

91

workers for their participation in teams

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acknowledgements to track record in the Company

Benefits programs

Our outstanding and competitive “Plus!” benefits package addresses the needs of all our staff. Organized by segments, the program offers creative and specific options that contemplate family, health promotion and care, recreation, loans and insurance. These benefits ensure a flexible and comfortable work environment and have been devised to support all our employees and their families in every life stage.

SAFETY AND HYGIENE

Safety is one of the core values in our performance. Focused on prevention and risk minimization, we strive to generate commitment to a self-care culture in safety. We understand Occupational Safety and Health as a consequence of the engagement of all the persons who are part of our company and interact with us, so its scope reaches our own staff, third parties’ personnel, suppliers and the community on the whole.

Comprehensive risk management

We conduct a systematic survey of hazards and permanent risk assessment for all tasks, relying on tools such as SAP-MOC, work permits and prior risk analysis. We foster engagement by means of anonymous reports of unsafe work conditions and Preventive Safety Observations.

Our Hygiene and Safety Joint Committee consolidates risk management, also resorting to internal and external audits.   Besides, the Occupational Health team complements this system with compulsory

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evaluations and specific studies, prioritizing the early detection of risks and comprehensive health protection.

Hygiene and Safety Joint Committee

Our Hygiene and Safety Joint Committee gathers both company’s and workers’ representatives to promote risk prevention and improve safe working conditions. In 2025, the committee held regular meetings to address key issues such as the management of the climate event at the Cerri Complex, improvements in safety systems, among other issues, which fostered engagement and commitment to safety.

2022 – 2026 Strategic Plan

It revolves around three axes:

•Preventive leadership and self-care, promoting safe behaviors and active field presence

•Management of risks in industrial processes, ensuring operative reliability throughout the facilities lifecycle.

•Preparedness and readiness in the event of contingencies, by means of protocols and capacities that ensure rapid and coordinate action.

In the reported year, we made progress with 10 essential cornerstones (leadership, incidents management, contractors, road safety, hygiene and health, ergonomics, critical tasks, process safety and emergency plans) via 22 initiatives and 64 actions.

The scope of this plan encompasses and engages the whole organization: processes, stakeholders, employees. We thus seek to ensure safe and healthy work conditions throughout the whole value chain.

Preventive culture and continuous improvement

We devised the SOL+ cycle as an operative habit to improve order, cleaning, safety and efficiency. In 2025 we completed the phase of planning and implemented training action, resources and institutional communication, deepening the identification, keeping records and the sharing of good practices.

Operative risk management and preventive culture

During 2025 we stepped up the management of operative risk through the adoption of the Bow Tie methodology, which facilitates the visualization of threats, risks and preventive controls and mitigation actions. This tool was extended to all compressor plants and was supported by training to all the GSAC leaders. Given the geographic extension of our operations, we strengthened territorial coordination through activities in each of the areas where we are present.

Preventive communication also played a key role. We added new contents and formats, disseminated safety spots, e-cards with technical recommendations and messages during the safety week, underlining safety as an essential value. We also developed thematic campaigns consolidating

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preventive culture and promoting safe behavior throughout the whole organization. This commitment went beyond our borders, with the participation of other sectors.

Preparedness and response to emergencies

Via the creation of new brigades, improved training and specialized equipment, in 2025 we significantly enhanced our response capacity. We reached 85% coverage in center and west areas and at the Tratayén Plant we consolidated a team of 20 brigade volunteers with the permanent support of the fire fighters brigade. We implemented a comprehensive firefighting and rescue program. The efficiency of said system was proven in our response to the flooding at the Cerri Complex, with thousands of hours of work with no incidents. We also executed the Winter Emergency Plan in southern and austral areas and improved contractors’ management through the upgrading of SAP Ariba, assessment and digitization of permits and risk analysis.

Training in health and safety at work

Our training model in health and safety underlines our commitment to the wellbeing of people and consolidates a participative culture. Through the tgs Campus, we train our whole staff in preventive self-care, electric hazards, safe driving and response to emergencies. The mandatory courses are digitalized, thus improving retention and facilitating access. Additionally, we strengthened the role of the safety and occupational health representatives as preventive agents in their areas. The SAC Culture as Value program, key cornerstone of the Strategic Plan, moved forward to define the principles of leadership based on risks, field presence and acknowledgment of good practices, complemented with maturity surveys and visible leadership dashboards.

Safe mobility and occupational health

Across 2025, we also championed the Safe and Sustainable Mobility Program, that fosters responsible transport through technical training, specific workshops and daily health checks. Our fleet operates under an assisted mobility model that integrates vehicle tracking, risk analyses and automated reports. In labor hygiene we reinforced auditive and breathing protection with systematic measurements, centralized purchases and equipment’s upgrading, improving the accuracy and traceability of preventive management

Innovation, digitalization and integrated management

We made progress in safety management digitalization, which allows us to obtain information and prepare reports promptly in order to ensure efficient decision-making. All this is encompassed within our Integrated Management System, aligned to standards ISO 45001, 14001 and 9001, 2025 audit of which comprised 45 external sectors and 15 internal sectors, underlining our commitment to safety, quality and sustainability

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SUSTAINABILITY MANAGEMENT

At tgs we believe that sustainability is not just a commitment but an essential engine for growth and transformation. Our ESG strategy positions sustainability as a business challenge that drives our development and strengthens our management capacity. Departing from the environmental, social and governance pillars identified as key drivers, we move forward to a comprehensive and resilient management model, aligned to the United Nations 2030 Agenda. Through an exhaustive work, we defined 9 out of the 17 Sustainable Development Goals (SDGs) to target and reinforce our efforts towards specific goals.

As part of such approach, within the 9 Sustainable Development Goals (SDG) we defined our actions as priority to maximize impact. In line with SDG N° 4 related to Quality Education, we fostered programs such as “Learn a Trade”, in effect since 2007 in Bahía Blanca and that has later been extended to Neuquén, providing trade training to unemployed young people. With courses of carpentry, 3D printing, metal mechanic and basic welding, we have trained over 1,500 people. This program is complemented with initiatives such as “Women in Circle”, which promotes gender equality (SDG 8) by means of training in Alliance with the Fundación Estudios Patagónicos, and an initiative that may be translated as  “More work, less recidivism”,  through which people deprived from their freedom get access to labor training to reduce recidivism and foster inclusion.

In the field of education, we also drove the School Infrastructure Improvement Program, started in 2018, which aims at improving educational institution buildings to reduce grade repetition and school dropout. As of this date, we have intervened at over 20 facilities, and we have complemented the works with awareness workshops to increase the sense of belonging. Another initiative worth mentioning is the scholarship program that could be translated as “Support me”, which extended its scope by 20%, granting up to 25 scholarships in technical areas such as industrial mechanics, electricity, guaranteeing a fair distribution between genders.

Our social vision reaches culture, sports and socio-emotional development. Through our initiative known as Post Match, we promote healthy values and habits through basket for teenagers, articulated jointly with DUBA, institution that works for the inclusion of disabled people into sports. Besides, we reinforced community safety by means of the Damage Prevention Program, which includes training, talks and informative visits along local fire brigades to prevent incidents at facilities and pipelines.

In June we presented the 14° edition of the ESG Report, prepared in accordance with GRI and SASB standards, thus renewing once again our commitment to the Global Compact Principles. This Report was acknowledged and prized at the Eikon Prizes and at the Social Ecumenic Forum, yet another proof of the soundness of our management. Lastly, through our foundation, in the year 2025 we supported non-profit organizations’ projects, fire brigades, hospitals and native communities, thus tightening our bonds with the areas where we operate.

This year we were acknowledged at the Eikon prizes in the categories of “Financial communication with Investors” on account of the comprehensive approach of our ESG Report and in “In-company Communications” for our work in Digital Transformation and Change Management.

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6-c) GOVERNANCE

Corporate Governance

An ethical and transparent performance is one of our main cornerstones, so we strive to implement the best Corporate Governance practices, in line with market international trends and local and foreign regulations in force, with the aim of retaining and protecting our investors and the community on the whole and fostering transparency in our actions. Over the last years, the legal framework protecting minority investors has considerably widened, particularly in the United States and several European countries. Since then, Corporate Governance has become a matter of more and more relevance to ensure the transparency of the actions of any company listed in the stock exchange before the eyes of their investors and the community on the whole.

TGS Governance and Auditing Structure

Board of Directors

Our Board of Directors runs the operations of our Company. tgs Bylaws stipulate that our Board of Directors shall be constituted by a minimum of nine regular directors and nine alternate directors and a maximum of eleven regular directors and eleven alternate directors. By virtue of the Corporate Bylaws and the Argentine Corporate Law, the Board of Directors shall meet at least once every three months.

The Board of Directors currently in office was appointed by the Ordinary, Extraordinary and Special Shareholders Meetings dated April 30, 2025 (“2025 Shareholders Meeting ") and its distribution of roles and responsibilities was also decided on the Board meeting held on the same date. It shall be in office until the Shareholders Meeting analyzes financial statements as of December 31, 2025.

Position	Name and Last Name	Character
Chairman	Luis Alberto Fallo	Non-independent
Vice-Chairman	Horacio Jorge Tomás Turri	Non-independent
Regular Director	Pablo Daniel Viñals Blake	Non-independent
Regular Director	María Carolina Sigwald	Non-independent
Regular Director	Luis Rodolfo Secco	Independent
Regular Director	Carlos Alberto Olivieri	Non-independent
Regular Director	Carlos Alberto Di Brico	Independent
Regular Director	Gabriel Wasserman	Independent
Regular Director	Maximiliano Zuddo	Independent
Alternate Director	Jorge Romualdo Sampietro	Non-independent
Alternate Director	Gerardo Carlos Paz	Non-independent
Alternate Director	María Agustina Montes	Non-independent
Alternate Director	Francisco Antonio Macías	Non-independent
Alternate Director	Enrique Llerena	Independent
Alternate Director	Santiago Alberto Fumo	Independent
Alternate Director	Martín Irineo Skubic	Independent
Alternate Director	Hernán Castrogiovanni	Independent
Alternate Director	Ariel Hernán Fernández	Independent

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Members of the Management

The members of tgs Management as of the date of the issuance of the present Annual Report are:

Statutory Audit Committee

The Statutory Audit Committee is our controlling body, set up in accordance with the provisions of Section 284 of Argentine Corporate Law. The Corporate Bylaws dictate the creation of an Audit Committee made up of three regular and three alternate members. In line with the Corporate Bylaws, two of the regular Statutory Auditors and their replacements must be appointed by Class “A” shares holders. The remaining Statutory Auditors and his/her replacements shall be appointed by the remaining holders of ordinary shares. The members of the Statutory Audit Committee are appointed at the Annual Ordinary Shareholders’ Meeting and perform their roles for the period of one fiscal year, renewable for the same term.

Name	Member since	Term expires	Position	Category
José Daniel Abelovich	04/30/2025	2026	Syndic	Independent
Pablo Fabián Waisberg	04/30/2025	2026	Alternate Syndic	Independent
María Valeria Fortti	04/30/2025	2026	Alternate Syndic	Independent
Marcelo Héctor Fuxman	04/30/2025	2026	Alternate Syndic	Independent
Fernando Pedro Tetamanti	04/30/2025	2026	Alternate Syndic	Independent
Héctor Horacio Canaveri	04/30/2025	2026	Alternate Syndic	Independent

Executive Committee

Its role is to ensure an optimal corporate management under the terms of Section 269 of the Argentine Corporate Law. In accordance with the Corporate Bylaws’ provisions, it is made up of by 4 members, who were appointed by the Board of Directors held on April 30, 2025 for the term of one year until the Shareholders Meeting considers the financial statements as of December 31, 2025. The current members are Luis Alberto Fallo, Horacio Jorge Tomás Turri, Pablo Viñals Blake and María Carolina Sigwald.

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Audit Committee

In accordance with the Argentine Public Offering Law, companies that offer their shares to the public must constitute an Audit Committee, a body of at least three regular directors and same number of alternate directors, most of which shall act independently. The present Audit Committee is as follows:

Position	Name
Regular Director	Carlos Alberto Di Brico (President)
Regular Director	Luis Rodolfo Secco (Vice-President)
Regular Director	Carlos Alberto Olivieri
Alternate Director	Enrique Llerena
Alternate Director	Martín Irineo Skubic
Alternate Director	Santiago Alberto Fumo

Corporate Governance Policies

We permanently seek to develop and improve our internal Policies and Procedures, adhering to the best international practices, with the main purpose of protecting and enhancing our Company’s value for all our shareholders.

tgs Corporate Governance practices are regulated by applicable Argentine law (particularly, the Argentine Corporate Law Nº 19,550 and its amendments), the standards issued by the CNV and other entitled entities, our bylaws, as well as other documents approved by tgs Board of Directors. Besides, as TGS is listed in the Securities and Exchange Commission (“SEC”) and its shares are listed in the New York Stock Exchange (“NYSE”), we are also subject to the standards and regulations of both the NYSE and the SEC.

Our Corporate Governance Goals are to ensure:

•Greater transparency in our performance, through the outlining of a culture of integrity and clarity in our business management.

•Adequate supervision through the continuous improvement of our internal control structure, leadership in compliance with regulations and adoption of policies addressed to achieve effective risk management.

•Proper allocations of accountability. Clear delineation of the scope of responsibility undertaken by the Board members and Managers of our Company, related to compliance with internal policies and regulations.

Among the measures implemented by tgs to ensure transparency in our actions, we can point out at — among others— the following components articulated into an Integrity Program, in accordance with the provisions of Law on Corporate Criminal Liability N° 27,401:

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Code of Conduct

Our Code of Conduct governs the behavior of our Directors, Statutory Auditors, members of the Management and employees of both TGS and its controlled company. Furthermore, we seek to ensure acceptance of the Code by our suppliers, independent contractors, consultants and clients. The Code of Conduct outlines the indispensable ethics, transparency and honesty of people who work at the Company. It stipulates several obligations and among other things, it declares the prohibition to forge or tamper with any information or documentation, behave in a manner that may generate damage to our Company or obtain any personal benefit that goes against the interests of the Company. It also stipulates that those who release information to the market must have full knowledge of and abide by CNV and SEC regulations and are under the obligation to report without misrepresentations.

Antifraud Policy

The Board of Directors of tgs has issued an Antifraud Policy, the aim of which is to outline roles and responsibilities and detect irregularities that may arise in connection with the activities performed by our Company. Said Policy establishes the mechanisms devised for the reception of infringements reports, such as the Ethics Line, through which employees, clients, suppliers and other stakeholders may anonymously inform about any violation to the Code of Conduct.

Dividends Distribution Policy

Through the Dividends Distribution Policy, the Board of Directors has set out guidelines that aim at maintaining an adequate balance between the amounts to be distributed as dividends and tgs’ investment plans. Decisions shall be made seeking to ensure a reasonable management of business and balance in tgs financial condition.

Sustainability Policy

It provides the overall guidelines for conveying our sustainability vision into the development of our strategies and action programs, consistent with business continuity and promoting bonds with our stakeholders.

Best Stock Market Practices Policy

It has been adopted to ensure greater transparency in purchase or sale transactions or any kind of operations on negotiable securities listed in stock markets, preventing any person in our Company from obtaining any kind of advantage or economic benefit from the use of privileged information.

Policy of Related Parties’ Approval and Disclosure

By means of this Policy, we have devised mechanisms to detect and disclose transactions with related parties, under the terms of Argentine Public Offering Law N° 26,831.

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Anti-Money Laundering Policy

This policy aims at preventing and detecting unusual or suspicious transactions, in accordance with the definitions of applicable law, accounting standards and international standards on this issue. It is applicable to all tgs’ directors, statutory auditors and employees.

Policy of Recovery of Compensations Erroneously Awarded to Executive Officers on account of amendments to Financial Information

In 2023, we outlined this policy to meet the standards approved by the USA SEC for companies listed in NYSE and the National Association of Securities Dealers Automated Quotation (“NASDAQ”). The mentioned standards aimed at regulating an eventual recovery of compensations (bonds) erroneously awarded (“claw back”) to members of the Management Committee. Our policy was approved by the Board of Directors of tgs on November 6, 2023.

Cybersecurity Policy

After the SEC issued new requirements that seek to regulate the information that companies disclose regarding material cybersecurity incidents as from December 18, 2023, at the Board of Directors Meeting held on November 6, 2023 we approved amendments to the Cybersecurity Policy, the Cybersecurity Incidents Management and the Systems Emergency Plan.

Under the framework of the regulations issued by the US Securities and Exchange Commission (SEC) and in accordance with international standards (ISO 27001 y C2M2), the Board of Directors at their meeting held on November 3, 2025 approved the new version of the Cybersecurity Policy, which adds the improvements detailed below:

•Alignment of roles, responsibilities and controls to the international standards mentioned above.

•Integration of information technology and operational technology (IT/OT) to increase resilience and business continuity.

•Outlining of specific definitions and procedures related to the safe use of artificial intelligence.

•Strengthening of the governance framework and incidents management, with the implementation of prompt response mechanisms and clearly delineated responsibilities.

•Outlining of complementary policies: Sensitive Information Classification and Protection Policy, Cybersecurity Risk Management Procedure, Information Technology Emergency Plan, Cybersecurity Incidents Management and Security Policy for Remote Working.

•Third parties’ risk management by means of contractual clauses and continuous evaluation procedures.

These policies seek not only to comply with the current regulations on the topic but also to provide transparency in the disclosure and manage cybersecurity incidents more efficiently.

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The Board of Directors expressly delegates in the Executive Committee the determination of the incident materiality and -if applicable- the reporting of the incident. In order to determine cybersecurity incidents materiality, the following impacts shall be assessed: economic-financial or business, legal or regulatory, company reputation, people safety, quality and rendering of services, environment and /or stakeholders.

We also conducted the annual revision of the cybersecurity risks matrix.

tgs Risk Management

The permanent assessment of the environment is one of the pillars of tgs strategic planning, as a premise to guarantee the adaptation of the Company to an uncertain context in continuous transformation. Risk management is, in particular, one of the essential tools to fulfil the need to adapt to the environment.

We have had our Global Risk Management Policy approved by the Board of Directors of the Company since the year 2018.  In the year 2025 the Board of Directors approved an amendment to such policy, to reflect the evolution the Company has had in terms of risk management and to consolidate the progress achieved over the last years. The new Policy establishes the principles adopted by the Company in the field of risk management and also defines the main responsibilities.

The principles, among others, include the outline of a continuous, structured, systematic risk management that is also integrated to the organizational culture and the implementation of a framework for risk management that ensures the identification, analysis, assessment, treatment, monitoring and control of them with effectiveness and efficiency through the Company’s processes.

The Policy establishes that the ultimate responsibility falls upon the members of the Management, whereas the responsibility for the implementation, maintenance and improvements corresponds to the Planning and Risk Department.

The Audit Committee, in its supervisory role, performs a regular monitoring of the Company’s risk management, following up the results of the different performed assessments, the issuance of internal regulations, the advanced status of undertaken plans and several new developments on the matter.

Among the risks managed by the Company, we can identify facilities’ risks, projects’ risks, environmental hazards and aspects, fraud risk, risk of corruption with the public sector, cyber security risks and strategic risks. The latter include all those risks whose occurrence may prevent the fulfillment of the Company strategic objectives and are monitored in a direct and permanent manner by the Management, to guarantee an adequate response through timely decision-making.

Thus, the usual process of strategic risk management contemplates that once certain risk has been identified, the existent controls and mitigating factors must be surveyed, weighed and mapped based on impact and likelihood factors. We also determine the “risk appetite” or acceptable level so that —

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according to the gap between such risk level and the performed assessment—, we can establish the need to implement specific action plans, which are then followed-up to determine their advance status and effectiveness in light of the pursued objectives.

tgs investments plan is based on risk prioritization, contemplating among others risks of different natures: operative, environmental, safety, impact on community, non-compliance with requirements, cybersecurity.

The Strategic Risk Matrix includes an ESG risk category. This guarantees that the environmental, social and governance risks shall be regularly monitored by the Management Committee, ensuring the follow-up of the effectiveness of the action plans delineated in each case in order to get the assessment of each risk to an acceptable level.

Digital transformation

At tgs, digital transformation goes far beyond technological issues: it is a strategic bet on the future. It is the path we have chosen to become more efficient, agile, competitive and innovative in a context that calls for prompt adaptation. But above all, it involves a cultural change. This process started in 2024 with a diagnosis that led to the definition of six strategic tracks that today steer our evolution. The milestones reached in each of said tracks in 2025 are as follows:

•IT: We changed the way of recording and prioritizing demand, improving the efficiency and traceability of internal requests.

•Operation Technology (OT): We developed an app that monitors the performance of a turbine compressor at the Saturno plant, enabling predictive maintenance based on real data.

•Agility: It stopped being a remote concept to become a daily practice in the CRM cells and Vaca Muerta, with multi-disciplinary units that work under agile methodologies and with the customer at the core.

•Data: We set up a team specialized in Data Governance and defined the required architecture to ensure reliable and accessible information, enabling data-driven decisions.

•Copilot: Currently, it is part of the day-to-day throughout the whole company. We have developed “digital twins” and automations that adapt the communicational style of each area.

•Cybersecurity: We restructured the area focused on prevention, strengthening the protection of our digital assets and security culture.

The digital transformation at tgs seeks to connect our 2030 Dream to a cultural and technological evolution. It is not only a matter of adding tools, but also of rethinking how we work, how we relate to one another and how we generate value for our customers and ourselves.

ESG Strategy

The double materiality analysis we conducted in 2024 was the starting point for steering our management towards matters that actually define our performance and impact. This analysis allowed us to clearly identify the impacts, risks and opportunities that we face as an organization

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The consolidation of our ESG strategy marked a significant landmark of the year 2025, reflecting a deep commitment to sustainability, ethics, and the development of our people and communities.

The most valuable attribute of this process was the transversal work we achieved. We actively listened both to our internal and external customers and thanks to such dialogue we outlined strategic and specific goals, along with action that we have already started implementing.

Departing from the double materiality results and their alignment to the Company‘s shared dream and business challenges, we have built and validated an ESG strategy that relies on four strategic cornerstones related to sustainability, which will allow us to manage the material topics, along with their impacts, risks and opportunities, identified through the action lines that integrate such cornerstones.

Promote institutional solidity.

Develop our people and the communities on which we have impact.

Manage risks, bolstering emerging opportunities.

Preserve the environment, minimizing impacts.

The identification of the material topics and the action lines of the graph presented below are the axes of our ESG management. The road map that supports our ESG strategy will be the backbone of our work in the oncoming years.

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The Management Committee supervises its implementation to ensure its alignment to strategic planning. The four categories that integrate the Strategy allow us to act on the material topics through a comprehensive look, anticipating challenges and creating sustainable value. Looking ahead to the future, the challenge will be to uphold and broaden this path, strengthening our ESG culture.

7.Financial Assets

Over the course of the year 2025, tgs consolidated its positioning in the midstream services sector, displaying solid and strategic financial management that is reflected in each of the milestones reached throughout the reported period.

Shareholding Structure as of December 31, 2025

tgs shares are listed in the Argentine Stock Exchanges and Markets (“BYMA”, according to its initials in Spanish) in the domestic market and in the form of American Depositary Receipts (“ADR”) —representing 5 shares each— in the NYSE, which are registered in the SEC.

In April, the Shareholders Meeting approved a capital reduction, from 794,495,283 to 752,761,058 outstanding shares. As of December 31, 2025, tgs shareholding structure is as represented in the graph below:

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Argentine
Pension
Fund
ANSES
25.33%
CIESA
(Holding Co.)
Pampa Energía 50%
Sielecki 27.1%
Safra 22.9%
53.83%
tgs
20.84%
Free
Float
NYSE
BYMA

The following graph presents the evolution of tgs share price in BYMA, as well as the evolution of the ADR price and a comparison against other market variables:

Source: our own preparation based on market information (BNA, NYSE, BYMA).

Both the prices of tgs shares in BYMA and the ADR in NYSE presented a rising trend, vastly overcoming the evolution of other market variables. Such performance reflects the positive perception of investors and tgs’ capacity to generate sustained value.

On February 5, 2025 as a consequence of S&P Global Ratings upgrading of our Argentina’s country Transfer and Convertibility (T&C) rating, tgs debt rating was also upgraded from "CCC" to "B-" both in domestic and overseas markets.

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Financing sources

As of December 31, 2025, our gross financial indebtedness went up to Ps. 1,705,606 million, representing an increase as compared to the previous year, mainly attributable to the issuance of the 2035 Notes.

Net financial debt was (Ps. 102,569 million), at a net credit position (since the liquid financial assets and availabilities are higher than the financial debt). However, compared to the closing of 2024 (Ps. 284,710 million), the net financial debt shows a decrease in the net credit position, attributable to the higher level of indebtedness corresponding to the financing of the period.

The table below presents the reconciliation of the net financial debt of the Company as of the indicated dates:

Notes

On November 13, 2025, we successfully completed an international debt issuance for US$ 500 million. The bond pays an annual coupon of 7.75%, with a financial cost of 8% (considering that it was issued at a 98.301% discount), and a 10-year maturity — the longest-term bond ever issued by tgs.

This placement further reinforces the confidence that global markets place in tgs and its financial strength, as well as our ability to carry out strategic projects that contribute to the country’s energy development.

The transaction arose great interest from investors and received bids that reached US$ 1,300 million, representing an oversubscription of more than twice the amount issued.

The table below presents a breakdown of the notes in effect as of December 31 ,2025

	2031 Notes	2035 Notes
Type	3	4
Issuance Date	July 24, 2024	November 20, 2025
Amount in US$	490,000,000	500,000,000
Interest rate	8.5%	7.75%
Issuance price	98.712%	98.301%
Amortization term	7 years	10 years
Interest payment frequency	Semi-annual	Semi-annual

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Other Loans

The table below presents a breakdown of bank loans as of December 31, 2025:

Kind	Company	Currency	Book value as of December 31, 2025	Average interest rate	Maturity Date
Bank loans	tgs	US$	215,864,850	6.43%	Between January 2026 and November 2028
Other loans	tgs	US$	4,990,826	8.5%	January 2029

On the other hand, the financial indebtedness of the controlled company Telcosur as of December 31, 2025 is as follows:

Amount in US$	24,000,000
Interest rate	SOFR 6 months 4.2% + 1.5%
Amortization	January 26, 2026
Interest payment frequency	Upon maturity
Collateral	Fixed term deposit in foreign currency (1)

(1)Included as “Non-current Financial Assets at amortized cost.”

tgs indebtedness’ maturities profile, in millions of US$, is the following:

Financial overview during 2025

Throughout 2025, tgs maintained a solid financial position, supported by the strategic management of its liquidity sources. Operating cash flows, access to short-term import financing and credit lines from top-tier financial institutions, together with the successful return to international markets through the issuance of the 2035 Notes, were key pillars of this strength.

The macroeconomic context posited considerable challenges. Although the BCRA partially loosened the exchange restrictions for the payment of foreign trade transactions, we had to resort to additional

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financing to fulfil our obligations with suppliers and meet RIGI standards. The financial and institution soundness developed along the last years allowed us to get access to the resources mentioned at competitive costs and with no relevant impact on the business operations.

Over 2025, besides the issuance of the 2035 Notes we had to obtain further financing for the amount of US$ 119.7 million (after having cancelled US$ 24.2 million during the fiscal year). It is worth mentioning the loan for US$ 32.0 million we obtained from the ICBC bank for a three-year term and at an annual rate of 8.5%, under the framework of the financing required by RIGI for the payment of imports required for the expansion of the transportation capacity of the Perito Moreno Pipeline. To the same end, tgs also agreed with the BBVA bank of Spain a credit line of US$ 35.0 million for the financing of imports payment, for a three-year term, at a variable SOFR rate of 6 months plus a 4% margin or fixed, the contracted loans of which add up to US$ 0.9 million as of December 31,2025. Lastly, as of December 31, 2025, our short-term indebtedness with financial entities amounts to US$ 170.2 million.

The inflationary and exchange scenario was particularly challenging: the United States dollar exchange rate went up by 41% and the CPI recorded a year-on-year variation of 31.5%. In spite of that, tgs managed to preserve the value of its dollars in cash, investing mainly in low risk and high liquidity financial assets, as well as in private Notes of first-class Argentine companies. The strategy of prioritizing dollar-linked fund collocations mitigated the exchange rate risk in our net liabilities in dollars.

As of December 31, 2025, roughly 81% of tgs fund collocations were denominated in United States dollars or adjusted to that variable, reflecting a conservative and effective management in the face of the market volatility.

The table below shows our fund collocations as of December 31, 2025:

Our solid financial position is based on strong cash generation, a relatively low level of indebtedness and revenues mainly denominated in United States dollars, particularly in the Liquids Production and Commercialization and Midstream segments. However, the national and international macroeconomic variables might affect our cash generation capacity and therefore the possibility to mee tour financial obligations and capital expenditures.

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8. ANALYSIS OF FINANCIAL CONDITION AND RESULTS OF OPERATIONS FOR THE YEAR ENDED DECEMBER 31, 2025b

The following discussion of the financial condition and results of operations of the Company should be read in conjunction with the Company's consolidated financial statements as of December 31, 2025 and 2024, and for the years ended December 31, 2025 and 2024. These consolidated financial statements have been prepared in accordance with International Financial Reporting Standards (“IFRS”), issued by the International Accounting Standards Board (“IASB”) adopted by the Comisión Nacional de Valores ("CNV") through the provisions of Title IV, Chapter I, Section I, Article 1 – B.1 of the Rules of the CNV ("New Text 2013" or "NT 2013") and considering Resolutions No. 1,660 and No. 1,903 issued by the ENARGAS.

These consolidated financial statements were jointly audited by Price Waterhouse & Co. S.R.L., and Pistrelli, Henry Martin y Asociados S.A.

Effects of inflation

On December 3, 2018, Law No. 27,468 was enacted, sanctioned on November 15, 2018 by the National Argentine Congress. Among other measures, this law abolishes Presidential Decree No. 1,269/02 —amended by Presidential Decree No. 664/2003 — through which the controlling entities (among them the CNV) had been instructed not to accept inflation adjusted financial statements. On December 26, 2018, the CNV issued Resolution No. 777/2018, by virtue of which it instructs companies that offer their shares to the public to apply the financial statements restatement method to a stable currency in line with the provisions of IAS 29 “Financial Reporting in Hyperinflationary Economies”.

In accordance with such standards, the restatement of financial statements was restarted as from July 1, 2018. In line with the restatement method, non-currency assets and liabilities are restated by an overall price index issued by the Argentine Federation of Professional Councils in Economic Sciences (“Argentine Federation”) since their acquisition date or last inflation adjustment (March 1, 2003).

Likewise, comparative information included in the financial statements has also been restated, but this fact has not modified the decisions based on the financial information corresponding to those fiscal years.

For further information, see “Note 4. Significant Accounting Policies – d) Restatement to constant currency – Comparative Information” to the consolidated financial statements as of December 31, 2025.

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8.a. Results of operations

The following table presents a summary of the consolidated results of operations for the years ended December 31, 2025 (“FY2025”) and December 31, 2024 (“FY2024”):

Activities of the Company in FY2025 and FY2024

Revenues

Total revenues for FY2025 increased by Ps. 116,039 million compared to FY2024, mainly as a result of the increase in revenues from the Natural Gas Transportation and Midstream business segment.

Natural Gas Transportation

During FY2025 revenues from the Natural Gas Transportation business segment accounted for 41% of tgs total revenues (36% for FY2024). Of the total revenues in this business segment, 80% and 84% corresponded to firm contracted capacity services for the years 2025 and 2024, respectively.

Revenues from the Natural Gas Transportation segment during FY2025 reached Ps. 705,124 million (Ps. 580,296 million in FY2024). The increase of Ps. 124,828 million is due to the positive impact of transitional tariff increases received since April 2024, as explained below. This effect was partially offset by the negative impact of inflation adjustment.

On April 30, 2025, Resolution No. 256/2025 was published, establishing the framework for the Five-Year Tariff Review (“5YTR”) for the 2025–2030 period. It includes an initial tariff increase of 3.67% to

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be applied in 31 monthly installments, a regulated investment plan, and a new scheme for the periodic adjustment of tariffs.

Subsequently, in line with Decree No. 371/2025, the Secretariat of Energy introduced a monthly tariff update, replacing the previous semiannual scheme. This methodology was formalized by ENARGAS through Resolutions No. 350/2025 and No. 421/2025, which approved adjustments of 2.81% and 0.62%, respectively, also incorporating the increase corresponding to the 5YTR. Subsequently, ENARGAS issued successive resolutions granting periodic adjustments: on July 1 (0.62%), August 1 (1.63%), September 1 (2.38%), October 1 (2.49%), November 1 (2.89%) and December 1 (1.71%), all of which became effective immediately. Furthermore, in the first months of 2026, the tariff increases granted were: January 2, 2026 (2.03%) and February 1 (2.63%).

It is worth noting that, as a result of the climate event that occurred at the Cerri Complex, the operation of this business segment was partially affected, with no impact on revenues between March 7 and March 24, 2025. For further information, see ‘Climate Event at the General Cerri Complex’ mentioned above.

On May 22, 2025, Energía Argentina S.A. (“ENARSA”) launched a national and international public tender for the expansion of the GPM, aimed at increasing the natural gas transportation capacity from Vaca Muerta by 14 MMm³/d. Bids were submitted on July 28, 2025, and the award was scheduled to tgs on October 17, 2025. The works must be completed within a period of 18 months, starting on November 1, 2025. This project was declared of national public interest and falls under the private initiative regime, meaning that the awarded party will be responsible for the design, financing, construction, operation, and maintenance of the facilities.

On July 24, 2025, Decree No. 495/2025 was published in the Official Gazette, through which the National Executive Branch ordered the extension of the license granted to tgs by Decree No. 2458/1992, for an additional period of 20 years starting from December 28, 2027.

For more information regarding the Company's tariff situation, see "4. Businesses in 2025. Natural Gas Transportation", of this Annual Report.

Liquids Production and Commercialization

Revenues from the Liquids Production and Commercialization segment amounted to Ps. 660,573 million in 2025 (Ps. 71,710 million lower than in 2024). This negative effect was mainly attributable to the decline in international reference prices, the decrease in the real exchange rate, and the lower volumes of gasoline exported and LPG supplied to the domestic market. These effects were partially offset by higher domestic LPG prices and increased volumes of ethane sold.

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Total volumes dispatched decrease slightly by 621 tons or (0.1%). The table below shows the breakdown of the variation by product type and market:

On March 7, 2025, heavy rainfall caused the overflow of the Saladillo García stream, which flooded of the Cerri Complex. As a consequence, an operational shutdown occurred, affecting the production of liquids and the transportation of natural gas. Nevertheless, the higher liquids content present in the processed gas partially offset this effect, helping to sustain the volumes sold.

Regarding the Liquids Production and Commercialization business segment, production at the Cerri Complex remained halted from March 7 until the end of April 2025. Operations gradually resumed thereafter, reaching normal levels in early May, as infrastructure damage and constraints were resolved.

For more information regarding the evolution of the businesses in this business segment during 2025, see “4. Businesses in 2025. Liquids Production and Commercialization”, of this Annual Report.

Midstream and Telecommunications

Midstream and telecommunications revenues increased by Ps. 62,920 million in 2025 compared to 2024. This increase is due to higher revenues corresponding to natural gas transportation and conditioning services in Vaca Muerta. These effects were partially offset by the negative variation in the real foreign exchange rate.

It is worth noting that the overall project, which will require an investment of approximately US$ 350 million, enabled tgs to reach a total conditioning capacity of 28 MMm³/d in the first quarter of 2025, following the commissioning of the second module in late February 2025.

For more information regarding the evolution of the businesses in this business segment during 2025, see “4. Businesses in 2025. Midstream and Telecommunications”, of this Annual Report.

Cost of sales and administrative and selling expenses

Cost of sales, administrative and selling expenses corresponding to FY2025 increased by Ps. 49,118 million, 5.3% compared to the same period of the previous year. This increase was mainly explained by higher depreciation charges, an increase in the impairment of financial assets within the Natural Gas Transportation business segment, and higher repair and maintenance expenses. These factors were partially offset by a reduction in the cost of natural gas processed at the Cerri Complex, primarily

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attributable to the decrease in its price —measured in current Argentine pesos— and the decline in RTP consumption.

The following table shows the main components of operating costs, administrative and selling expenses and their main variations for FY2025 and FY2024:

Other operating results, net

Other operating results, net experienced a loss of Ps. 47,308 million, compared to a gain of Ps. 1,073 million in FY2024. The negative variation is mainly attributable to the loss of Ps. 53,895 million recognized under materials expenses and other PPE-related items associated with the climate event that occurred on March 7, 2025 at the General Cerri Complex. This effect was partially offset by higher insurance recoveries amounting to Ps. 3,046 million, of which Ps. 3,307 million correspond to advance payments collected in connection with the recovery related to the weather event.

Reversal of impairment of property, plant, and equipment

The reversal of impairment of Property, plant, and equipment for FY2024 corresponds to the reversal of the devaluation of the assets of the Natural Gas Transportation business segment, in accordance with the projections and recoverability analyses performed under International Accounting Standard 36 (IAS 36).

Financial results

In FY2025, financial results experienced a negative effect of Ps. 91,527 million with respect to FY2024. The breakdown of net financial results is as follows:

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This negative variance is mainly due to lower positive financial results generated by financial assets due to decreased returns, as well as to a higher net foreign exchange loss.

8.b. Liquidity

The Company’s primary sources and application of funds during FY2025 and FY2024 were the following:

Cash Flows provided by operating activities decreased by Ps. 85,248 million, mainly due to higher income tax payments, partially offset by lower working capital requirements.

Cash flows used in investing activities decreased by Ps. 51,834 million mainly driven by lower payments for the acquisition of Property, plant and equipment.

Regarding the cash flow provided by investing activities, it amounted to Ps. 654,694 million compared with funds used of Ps. 41,239 million for FY2024. This effect was mainly due to the incurrence of financial debt during FY2025, in contrast with the repayments made in FY2024. In addition, during FY2025 a dividend payment of Ps. 231,152 million was made.

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8.c. Fourth quarter 2025 (“4Q2025”) vs Fourth quarter 2024 (“4Q2024”)

The following table presents a summary of the consolidated results of operations for 4Q2025 and 4Q2024:

During 4Q2025, the Company obtained comprehensive income of Ps. 123,982 million, compared to comprehensive income of Ps. 170,513 million obtained in the same period of 2024.

Total revenues for 4Q2024 increased by Ps. 15,079 million compared to the same period of the previous year.

Revenues for the Natural Gas Transportation segment in 4Q2025 increased by Ps. 2,178 million compared to the same period of the previous year. This increase was primarily driven by the tariff adjustments received (Ps. 31,889 million) and higher revenues from natural gas transportation services (Ps. 9,611 million). These effects were partially offset by the negative impact of the restatement for inflation in accordance with IAS 29, amounting to Ps. 40,935 million.

For the Liquids Production and Commercialization segment, revenues decreased by Ps. 11,378 million in 4Q2025, mainly as a result of the decrease in international reference prices. This effect was partially offset by higher (i) exchange rates on sales denominated in U.S. dollars, (ii) domestic prices of propane and butane, and (iii) dispatched volumes.

Regarding the total volumes dispatched from the Cerri Complex, they experienced an increase of 4% or 14,446 tons. The increase in volumes was mainly due to higher extraction of liquids from the gas received at the Cerri Complex. The table below shows the breakdown of dispatched tons by destination market and product:

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The Midstream business segment reported an increase of Ps. 24,279 million, mainly explained by higher natural gas transportation and conditioning services in Vaca Muerta. This effect was partially offset by the negative impact on the exchange rate when measured in current currency.

Cost of sales and administrative and commercialization expenses for 4Q2025 amounted to Ps. 265,524 million (compared to Ps. 252,677 million in 4Q2024), which represented an increase of Ps. 12,847 million. This variation is mainly due to higher: (i) depreciations, (ii) third-party fees and services and (iii) labor costs. This effect was partially offset by the lower cost of the natural gas processed at the Cerri Complex (mainly due to lower prices).

The following table shows the main components of operating costs, administrative and commercialization expenses and their main variations for 4Q2025 and 4Q2024:

In 4Q2025, financial results suffered a negative variation of Ps. 17,871 million, compared to those registered in the 2024 period. This variation is mainly due to the higher interest accrued on liabilities and the lower financial results generated by financial assets.

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8.d. Consolidated Financial Position Summary

Summary of the consolidated financial position information as of December 31, 2025, 2024, 2023, 2022 and 2021:

8.e. Consolidated Comprehensive Income Summary

Summary of the consolidated comprehensive income information for the years ended December 31, 2025, 2024, 2023, 2022 and 2021:

8.f. Consolidated Cash Flow Summary

Summary of the consolidated cash flow information for the years ended December 31, 2025, 2024, 2023, 2022 and 2021:

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8.g. Statistical Data (Physical units)

8.h. Comparative Ratios

8.i. tgs share market value in Buenos Aires Stock Exchange at closing of last business day (in Argentine Pesos per share)

	2025	2024	2023	2022	2021
January	6,750.00	3,798.35	830.00	225.00	151.65
February	6,060.00	2,779.95	834.55	232.60	138.85
March	6,950.00	3,279.35	824.75	262.80	139.10
April	6,040.00	3,862.20	1,037.90	262.35	139.35
May	6,750.00	4,900.00	1,201.15	282.15	152.20
June	6,260.00	5,164.75	1,414.60	260.50	156.65
July	7,820.00	4,550.00	1,362.95	349.65	159.05
August	7,360.00	4,995.00	1,980.00	393.50	193.25
September	6,470.00	4,550.00	1,700.00	462.50	192.00
October	9,390.00	5,300.00	1,751.70	536.75	217.30
November	9,175.00	6,600.00	2,410.00	645.80	184.55
December	9,325.00	7,020.00	2,956.15	811.05	181.10

70

9. Board of Directors’ Proposal regarding the application of Results

The chart below provides a breakdown of our retained earnings as of December 31, 2025 and our proposal for its distribution. Our proposal includes, after the reversal of the Balance of the former “Reserve for Future Investments, Buyback of our Own Shares and/or Payment of Dividends” constituted by tgs Ordinary Shareholders Meeting dated April 30, 2025, the creation of a further “Reserve for Future Investments, Buyback of our Own Shares and/or Payment of Dividends”. In light of our new businesses outlook and the challenges we are facing in this oncoming fiscal year, it might be destined to: (i) future investmens related to the projects and businesses outlined in the Company’s business plan and and/or (ii) the payment of future dividends subject to the financial condition of the Company and the macroenconomic variables and/or (iii) the buyback of shares within the plan approved by the Board of Directors of the Company.  The mentioned reserve might be fully or partially distributed by the Board of Directors —as long as its use is not required in accordance with the provisions of subsections c) and e) of item 11, section 3, Chapter III Title IV of the CNV Standards (N.T. 2013), which with reference to treasury stock, based on the destination, opportunity and amount determined by the Board and approved by the Shareholders Meeting , in line with a reasonable management  criteria as outlined by applicable regulations and considering for such purposes, the economic  financial condition of the Company and its future outlook.

In thousands of Argentine pesos as of December 31,2025
2025 Net Income	420,859,657
Total	420,859,657
Proposal: Increase in legal reserve Increase in Reserve for Future Investments, Acquisition of Treasury Shares and/or Dividends	21,042,983 399,816,674

Autonomous City of Buenos Aires, February 27, 2026.

                 Luis Fallo

Chairman

71

English translation of the original prepared in Spanish for publication in Argentina

TRANSPORTADORA DE GAS DEL SUR S.A.

CONSOLIDATED STATEMENTS OF COMPREHENSIVE INCOME

FOR THE YEARS ENDED DECEMBER 31, 2025, 2024 AND 2023

(Stated in thousands of pesos as described in Note 3 except for basic and diluted earnings per share)

Notes	2025	2024	2023
Revenues	8.h.	1,720,626,082	1,604,587,432	1,297,140,194
Cost of sales	8.i	(787,387,910)	(756,721,270)	(815,697,900)
Gross profit		**933,238,172**	**847,866,162**	**481,442,294**
Administrative expenses	8.j.	(67,189,948)	(62,390,528)	(58,568,572)
Selling expenses	8.j.	(115,259,291)	(101,607,971)	(87,148,189)
Other operating results, net	8.l.	(47,307,739)	1,072,637	(2,173,662)
Reversal of Impairment of Property, plant and equipment	5.a.	-	52,126,669	-
Operating profit		**703,481,194**	**737,066,969**	**333,551,871**
Net financial results				
Financial income	8.k.	218,465,752	152,853,649	843,369,691
Financial expenses	8.k.	(386,262,883)	(272,936,847)	(1,442,934,673)
Other financial results	8.k.	163,517,751	213,439,393	552,985,538
Loss on net monetary position	8.k.	(58,886,419)	(64,994,633)	(161,912,121)
Total net financial results		**(63,165,799)**	**28,361,562**	**(208,491,565)**
Share of profit / (loss) from associates	11	3,727,703	320,716	(87,083)
Net income before income tax		**644,043,098**	**765,749,247**	**124,973,223**
Income tax expense	14	(223,182,952)	(278,803,758)	(57,602,212)
Total comprehensive income for the year		**420,860,146**	**486,945,489**	**67,371,011**
Total comprehensive income attributable to:				
Owners of the Company		420,859,657	486,945,767	67,369,367
Non-controlling interests		489	(278)	1,644
Total comprehensive income for the year		**420,860,146**	**486,945,489**	**67,371,011**
Total comprehensive income per share attributable to owners of the Company:				
Weighted average number of outstanding ordinary shares		752,761,058	752,761,058	752,761,058
Basic and diluted earnings per share		559.09	646.88	89.50

The accompanying notes are an integral part of these consolidated financial statements.

Luis Fallo

Chairman

English translation of the original prepared in Spanish for publication in Argentina

TRANSPORTADORA DE GAS DEL SUR S.A.

CONSOLIDATED STATEMENTS OF FINANCIAL POSITION

AS OF DECEMBER 31, 2025 AND 2024

(Stated in thousands of pesos as described in Note 3)

Notes	2025	2024
ASSETS			
Non-current assets			
Property, plant and equipment	12	3,171,441,918	3,137,276,275
Investments in associates	9	5,339,609	1,611,906
Deferred income tax assets	14	51,733	6,464
Other receivables	8.a.	431,397	575,393
Total non-current assets		**3,177,264,657**	**3,139,470,038**
Current assets			
Other receivables	8.a.	221,764,185	68,152,310
Inventories		10,364,857	4,820,873
Trade receivables	8.b.	196,614,744	205,237,736
Contract assets		27,278	34,286
Financial assets measured at amortized cost	8.m.	355,915,568	357,298,924
Financial assets at fair value through profit or loss	8.n.	648,152,264	611,643,130
Cash and cash equivalents	8.c.	804,106,528	78,894,638
Total current assets		**2,236,945,424**	**1,326,081,897**
Total assets		**5,414,210,081**	**4,465,551,935**
EQUITY			
Common stock		971,540,432	971,540,432
Treasury shares		-	53,863,390
Cost of acquisition of treasury shares		-	(97,455,079)
Additional paid-up capital		(71,862,545)	(28,270,856)
Legal reserve		156,136,573	131,789,284
Reserve for capital expenditures, acquisition of treasury shares and/or dividends		1,651,188,520	1,419,742,302
Accumulated retained earnings		420,859,657	486,945,767
Equity attributable to equity holders of the parent		**3,127,862,637**	**2,938,155,240**
Non-controlling interests		2,835	2,346
Total equity		**3,127,865,472**	**2,938,157,586**
LIABILITES			
Non-current liabilities			
Deferred tax liabilities	14	240,517,691	235,078,977
Contract liabilities	8.d.	137,864,649	146,961,103
Loans	13	1,460,728,384	659,997,560
Total non-current liabilities		**1,839,110,724**	**1,042,037,640**
Current liabilities			
Provisions	15	960,395	553,945
Contract liabilities	8.d.	8,861,803	9,817,028
Other payables	8.e.	346,889	320,957
Taxes payables	8.f.	11,432,934	14,172,523
Income tax payable		52,627,834	230,851,260
Payroll and social security taxes payable	8.o.	27,670,338	25,583,998
Loans	13	244,877,733	103,129,469
Trade payables	8.g.	100,455,959	100,927,529
Total current liabilities		**447,233,885**	**485,356,709**
Total liabilities		**2,286,344,609**	**1,527,394,349**
Total equity and liabilities		**5,414,210,081**	**4,465,551,935**

The accompanying notes are an integral part of these consolidated financial statements.

Luis Fallo

Chairman

English translation of the original prepared in Spanish for publication in Argentina

TRANSPORTADORA DE GAS DEL SUR S.A.

CONSOLIDATED STATEMENT OF CHANGES IN EQUITY

FOR THE YEARS ENDED DECEMBER 31, 2025, 2024 AND 2023

(Stated in thousands of pesos as described in Note 3)

______________________________________________________________________________________________________________________________________________________________________________

Luis Fallo

Chairman

English translation of the original prepared in Spanish for publication in Argentina

TRANSPORTADORA DE GAS DEL SUR S.A.

CONSOLIDATED STATEMENTS OF CASH FLOWS

FOR THE YEARS ENDED DECEMBER 31, 2025, 2024 AND 2023

(Stated in thousands of pesos as described in Note 3)

_____________________________________________________________________________________________________

Luis Fallo

Chairman

English translation of the original prepared in Spanish for publication in Argentina

TRANSPORTADORA DE GAS DEL SUR S.A.

NOTES TO THE CONSOLIDATED FINANCIAL STATEMENTS

AS OF DECEMBER 31, 2025 AND COMPARATIVE INFORMATION

(Stated in thousands of pesos as described in Note 3, unless otherwise stated)

_____________________________________________________________________________________________________

1.BUSINESS DESCRIPTION

Business Overview

Transportadora de Gas del Sur S.A. (“tgs” or the “Company”) is one of the companies created as a result of the privatization of Gas del Estado S.E. (“GdE”). tgs commenced operations on December 28, 1992 and it is mainly engaged in the Transportation of Natural Gas, and Production and Commercialization of natural gas Liquids (“Liquids”). tgs’s pipeline system connects major natural gas fields in southern and western Argentina with natural gas distributors and industries in those areas and in the greater Buenos Aires area. The natural gas transportation license to operate this system was exclusively granted to tgs for a period of thirty-five years (“the License”). On July 24, 2025, tgs was granted with a 20 years extension of the License, expiring on December 28, 2047. The General Cerri Gas Processing Complex (the “Cerri Complex”), where TGS processes natural gas to obtain liquids, was transferred from GdE along with the gas transmission assets. tgs also provides midstream services, which mainly consist of gas treatment, removal of impurities from the natural gas stream, gas compression, wellhead gas gathering and pipeline construction, operation and maintenance services. In addition, telecommunications services are provided through the subsidiary Telcosur S.A. (“Telcosur”). These services consist of data transmission services through a network of terrestrial and digital radio relay.

Subsequently, the corporate purpose of the Company was modified to incorporate the development of complementary activities, incidental, linked and / or derived from natural gas transportation, such as the generation and commercialization of electric power and the provision of other services for the hydrocarbon sector in general.

Major Shareholders

As of December 31, 2024, tgs´ controlling shareholder Compañía de Inversiones de Energía S.A. (“CIESA”), held 51% of the common stock of the company, the National Social Security Administration (“ANSES”) held 24% and the remaining 25% was held by the investing public on the Bolsa de Comercio de Buenos Aires and the New York Stock Exchange (“NYSE”) (tgs had 5.25% of the shares in the portfolio).

On April 30, 2025, the Ordinary, Extraordinary and Special General Shareholders' Meeting approved the reduction of the Company's share capital, in accordance with the provisions of Note 19 – Common stock and Dividends. Following this decision, the Company´s share capital was structured as follows: CIESA holds 53.83%, ANSES holds 25.33% and public offering hold the remaining 20.84%.

CIESA is under joint control of Pampa Energía S.A. (“Pampa Energía”) with 50% and Grupo Inversor Petroquímica S.L. (“GIP”) and PCT L.L.C. with the remaining 50%.

English translation of the original prepared in Spanish for publication in Argentina

TRANSPORTADORA DE GAS DEL SUR S.A.

NOTES TO THE CONSOLIDATED FINANCIAL STATEMENTS

AS OF DECEMBER 31, 2025 AND COMPARATIVE INFORMATION

(Stated in thousands of pesos as described in Note 3, unless otherwise stated)

_____________________________________________________________________________________________________

The following table shows the organizational structure, shareholders and related parties of tgs as of December 31, 2025:

Dedicated Branch 1 – Perito Moreno Pipeline Expansion (the “Dedicated Branch”)

In 2024, the Company submitted a Private Initiative to the National Ministry of Economy for the expansion of the transportation capacity of Section I of the Perito Francisco Pascasio Moreno Gas Pipeline (“GPM”), which runs from Tratayén (Neuquén) to Salliqueló (Buenos Aires). The project aims to increase the natural gas transportation capacity by 14 MMm³/d, in exchange for which the awarded party will be granted such capacity for a period of 15 years, including the operation and maintenance of the pipeline and complementary infrastructure.

The project was declared of national public interest and authorized for bidding by ENARSA. In this context, on May 22, 2025, ENARSA launched National and International Public Tender GPM No. 01/2025, which was awarded to tgs and approved by the Secretariat of Energy on October 17, 2025.

Additionally, tgs committed to carrying out a complementary expansion in the final sections of its licensed system, works necessary to achieve the project’s objectives.

The works are scheduled to be completed by April 30, 2027.

The project will be developed under the Large Investments Incentive Regime (RIGI), established by Law No. 27,742 and Decrees No. 749/2024 and 940/2024, which promotes long-term investments in strategic sectors. To this end, the Company established a Dedicated Branch that will act as a Single Project Vehicle (SPV) under the name “Transportadora de Gas del Sur S.A. – Sucursal Dedicada 1”, with the exclusive purpose of executing and operating the GPM expansion project. The request for adhesion was submitted on October 26, 2025. As of the date of issuance of these Consolidated Financial Statements, the regulatory authority has not issued a ruling on the matter.

For further information, see Note 17.d) Regulatory Framework – Dedicated Branch.

English translation of the original prepared in Spanish for publication in Argentina

TRANSPORTADORA DE GAS DEL SUR S.A.

NOTES TO THE CONSOLIDATED FINANCIAL STATEMENTS

AS OF DECEMBER 31, 2025 AND COMPARATIVE INFORMATION

(Stated in thousands of pesos as described in Note 3, unless otherwise stated)

_____________________________________________________________________________________________________

Economic context

The Company operates in a complex economic context whose main variables have recently had strong volatility as a result of political and economic events at the national level.

Among the main macroeconomic variables for 2025, we can mention:

•The CPI for 2025 was 31.5%, showing a marked deceleration compared to the 117.8% recorded in 2024. Throughout the year, monthly inflation remained around 2%, reaching the lowest level in more than three years.

•The WPI variation for fiscal year 2025 was 26.2% versus 67.1% in the previous year, reflecting wholesale price stability within the framework of the economic program.

•Following the implementation of the exchange rate band flotation regime on April 11, 2025, the official exchange rate moved within the limits established by the Argentine Central Bank (“BCRA”), showing a relatively contained trajectory. The exchange rate published by Banco Nación Argentina (BNA) closed 2025 at ARS 1,455 per U.S. dollar, up from ARS 1,032 as of December 31, 2024, representing an annual increase of 41%, which exceeded the accumulated inflation of 31.5% as measured by the CPI. As for the exchange rate gap, levels throughout most of 2025 remained significantly below those observed in prior years, with further compression episodes toward year end.

•Economic activity: GDP recorded growth of 3.3% in the third quarter of 2025, driven by the energy sector and exports, although with heterogeneity in domestic consumption. The Monthly Economic Activity Estimator (EMAE) showed positive variations in the last quarter, consolidating the recovery after the 2.1% decline recorded in 2024.

•The Salary Index for 2025 recorded a year‑over‑year increase of 38.2%, remaining above the inflation rate for the period and reflecting an improvement in workers’ purchasing power. Meanwhile, the unemployment rate for the third quarter of 2025 stood at 6.6%, showing a slight improvement compared with previous periods, although within a context of persistent pressure on the labor market and high levels of informality.

•Net international reserves of the BCRA reached US$ 41,167 million at year-end 2025, compared to US$ 29,612 million in December 2024, driven by the trade surplus and external financing.

•The trade balance closed with a surplus of US$ 11,286 million, supported by higher energy and agribusiness exports and by the reduction in imports within the framework of exchange rate normalization.

•The government maintained both the primary and financial surplus for the second consecutive year, equivalent to approximately 1.4% and 0.2% of GDP, respectively, consolidating the fiscal adjustment policy initiated in 2024.

During 2025, the Government reached an Extended Fund Facility agreement with the International Monetary Fund (IMF) for US$ 20,000 million, with a duration of 48 months. This agreement, together with additional financing from multilateral organizations amounting to US$ 3,100 million, supports the next phase of the economic program, focused on stabilization and structural reforms.

This phase, announced on April 11, mainly includes: (i) the flexibilization of the exchange rate regime, under which the U.S. dollar quotation in the Foreign Exchange Market (MLC)

English translation of the original prepared in Spanish for publication in Argentina

TRANSPORTADORA DE GAS DEL SUR S.A.

NOTES TO THE CONSOLIDATED FINANCIAL STATEMENTS

AS OF DECEMBER 31, 2025 AND COMPARATIVE INFORMATION

(Stated in thousands of pesos as described in Note 3, unless otherwise stated)

_____________________________________________________________________________________________________

may fluctuate within a moving band between Ps. 1,000 and Ps. 1,400, whose limits were previously expanded at a monthly rate of 1%. However, as from January 1, 2026, the floor and ceiling of the exchange band began to be updated daily based on the latest monthly inflation data published by INDEC, replacing the prior mechanism of a fixed 1% monthly adjustment; (ii) the elimination of the “dólar blend”; (iii) the removal of foreign exchange restrictions for individuals; (iv) authorization for the distribution of dividends to foreign shareholders starting from fiscal years beginning in 2025 (i.e., payments may be made as from 2026); and (v) relaxation of deadlines for the settlement of foreign trade transactions.

The flexibilizations for the settlement of foreign trade transactions include:

•Elimination of the 30-day waiting period from customs clearance of goods.

•Removal of the deadline for payment of services counted from their provision.

•Authorization to pay for services rendered by related companies starting 90 days after their provision.

•Small and medium-sized enterprises may make payments from the dispatch of goods at the port of origin.

•Payment terms for the import of capital goods have been eased, now allowing a 30% advance payment.

Regarding monetary policy, the commitment to refrain from issuing pesos to finance the fiscal deficit or to remunerate the BCRA’s monetary liabilities was maintained, thereby reinforcing the nominal anchor of the economic program.

On September 7, 2025, legislative elections were held in the Province of Buenos Aires, in which the ruling party suffered a significant defeat against the opposition coalition Fuerza Patria, which obtained a lead of more than 13 percentage points. This result, considered a key political test ahead of the national elections in October, generated uncertainty in financial markets. In the following days, an increase in the country risk index was observed, along with pressures on the exchange rate and adjustments in inflation expectations. The official dollar rose Ps. 45 in a single day, approaching the upper limit of the floating band.

Likewise, on the international front, the United States government adopted a series of economic measures that marked a significant shift in trade and fiscal policy. Specifically, on April 2, 2025, President Trump announced that the United States would impose a 10% tariff on all countries, effective as of April 5, 2025, as well as a higher, customized reciprocal tariff for those countries with which the United States maintains the largest trade deficits. Although certain energy products have been excluded, the impact of these measures on economic growth and global trade remains uncertain and could disrupt international trade flows and increase operating costs for companies dependent on global supply chains.

To reduce exchange rate instability and financial market volatility ahead of the legislative elections on October 26, 2025, the Argentine Government entered into a financial assistance agreement with the United States. This agreement included a currency swap mechanism for US$20,000 million and intervention by the U.S. Treasury through the direct purchase of pesos in the local market. These measures aimed to strengthen international reserves and provide market certainty in a context of heightened pre-electoral uncertainty.

In this context, the national legislative elections were held on October 26, defining the new composition of the National Congress and potentially having significant implications for the country’s economic and regulatory direction. The government has clearly expressed its intention to move forward with structural reforms aimed at fiscal consolidation, reducing inflation, and economic deregulation; however, uncertainty persists regarding legislative support for their implementation. The absence of legislative consensus could limit the scope of the proposed reforms, influence market expectations, and affect macroeconomic stability.

On December 10, 2025, the Ministry of Economy carried out the auction of the National Treasury Bond in U.S. dollars with a fixed rate of 6.50% and maturity on November 30, 2029

English translation of the original prepared in Spanish for publication in Argentina

TRANSPORTADORA DE GAS DEL SUR S.A.

NOTES TO THE CONSOLIDATED FINANCIAL STATEMENTS

AS OF DECEMBER 31, 2025 AND COMPARATIVE INFORMATION

(Stated in thousands of pesos as described in Note 3, unless otherwise stated)

_____________________________________________________________________________________________________

(BONAR 2029N), awarding US$ 1,000 million out of total bids of US$ 1,420 million. The cut-off price implied an annual yield of 9.26%, with full amortization at maturity. According to official information, the funds obtained will be used to partially cover the scheduled amortizations for January 2026, avoiding the use of the Central Bank’s reserves.

On December 27, 2025, the National Congress simultaneously enacted the 2026 Budget Law and the so-called “Fiscal Innocence Law,” which establishes the presumption of innocence for taxpayers, updates the thresholds for classifying tax offenses, shortens statute of limitations periods, and enables voluntary regularization mechanisms. These provisions provide greater legal and fiscal certainty, fostering transparency and compliance within the framework of corporate governance.

Likewise, the Company's management permanently monitors the evolution of the variables that affect its business, to define its course of action and identify the potential impacts on its equity and financial situation. The reforms proposed by the new government began their legislative discussion process. It is not possible to predict at this time its evolution or new measures that could be announced. Likewise, the Company cannot guarantee that the aforementioned macroeconomic difficulties or the adoption of new measures by the Argentine Government to control inflation may affect its operations and financial situation.

The Company's financial statements must be read in light of these circumstances.

2.CONSOLIDATED FINANCIAL STATEMENTS

tgs presents its Consolidated Financial Statements for the years ended December 31, 2025, 2024 and 2023 in compliance with the provisions of CNV Rules.

References in these financial statements to "tgs" or the "Company" refer to Transportadora de Gas del Sur S.A. and its consolidated subsidiary Telcosur.

These Consolidated Financial Statements were approved and authorized for issuance by the Company´s Board of Directors on February 27, 2026.

3.BASIS OF PRESENTATION

These consolidated financial statements have been prepared in accordance with IFRS Accounting Standards as issued by the International Accounting Standards Board (“IFRS Accounting Standards”).

The CNV, in Title IV, Chapter III, Article 1 of the Rules has provided that listed companies must submit their consolidated financial statements by applying Technical Resolution No. 26 amended by Resolution N° 29 of the Argentine Federation of Professional Councils of Economic Sciences ("FACPCE"), which adopts the IFRS Accounting Standards issued by the IASB, its amendments and circulars for the adoption of IFRS Accounting Standards that the FACPCE dictates in accordance with the provisions of that Technical Resolution.

The preparation of the consolidated financial statements in conformity with IFRS Accounting Standards requires management to make accounting estimates and assumptions that affect the reported amounts of assets and liabilities and the disclosure of contingent assets and liabilities at the date of the consolidated financial statements, as well as the reported amounts of revenues and expenses during the reporting fiscal year. Estimates are used when accounting for the impairment of financial assets, income taxes, provisions for legal claims and others, depreciations and recoverable value of assets. Actual results could be significantly different from such estimates.

English translation of the original prepared in Spanish for publication in Argentina

TRANSPORTADORA DE GAS DEL SUR S.A.

NOTES TO THE CONSOLIDATED FINANCIAL STATEMENTS

AS OF DECEMBER 31, 2025 AND COMPARATIVE INFORMATION

(Stated in thousands of pesos as described in Note 3, unless otherwise stated)

_____________________________________________________________________________________________________

The presentation in the statement of financial position distinguishes between current and non-current assets and liabilities. The assets and liabilities are those expected to be realized or settled within twelve months after the end of the reporting period under review, and those held for sale. The fiscal year begins on January 1 and ends on December 31 of each year. The economic and financial results are presented on a fiscal year basis.

The consolidated financial statements have been stated in thousands of Argentine pesos (“Ps.”) which is the functional currency of the Company and its subsidiary, unless otherwise stated, and restated to reflect the effects of inflation as indicated in Note 4.d).

4.SIGNIFICANT ACCOUNTING POLICIES

4.a) New IFRS accounting standards

4.a 1) New standards and interpretations issued by the IASB effective for the years beginning on or after January 1, 2025 adopted by the Company

The new accounting standards, amendments and interpretations issued by the IASB that became effective as of January 1, 2025 and that have not had an impact on the Company’s Consolidated Financial Statements are the following:

Amendments to IAS 21– The effects of changes in foreign exchange rates - Lack of exchangeability

On August 15, 2023, the IASB issued the modification to IAS 21 called “Lack of exchangeability” to provide guidelines in the latter case. The amendment requires entities to apply a consistent approach to evaluating whether a currency can be exchanged for another currency, and if not, determining the exchange rate to use for measurement purposes and the disclosures that need to be provided in its financial statements.

Once the absence of exchangeability between currencies has been identified, the exchange rate must be estimated that represents that which would be obtained in an orderly transaction between market participants and that reflects economic conditions. These modifications do not specify a methodology for estimating the exchange rate to be used, but rather it must be developed by each entity.

The application of this accounting standard did not have a significant impact on the Company´s Consolidated Financial Statements.

4.a.2) New IFRS Accounting standards issued that are not yet effective for the year beginning January 1, 2025.

The IFRS accounting standards that potentially have an impact on the Company, which are not mandatory and have not been adopted early in the year beginning January 1, 2025, are listed below.

On August 15, 2023, CNV General Resolution No. 972/2023 was published in the BO, which indicates that the early application of Accounting Standards IFRS and/or its modifications will not be admitted, unless the CNV specifically admits it.

English translation of the original prepared in Spanish for publication in Argentina

TRANSPORTADORA DE GAS DEL SUR S.A.

NOTES TO THE CONSOLIDATED FINANCIAL STATEMENTS

AS OF DECEMBER 31, 2025 AND COMPARATIVE INFORMATION

(Stated in thousands of pesos as described in Note 3, unless otherwise stated)

_____________________________________________________________________________________________________

IFRS 18 - Presentation and Disclosure in Financial Statements

This is the new standard on presentation and disclosure in financial statements, which replaces IAS 1, with a focus on updates to the statement of profit or loss.

The key new concepts introduced in IFRS 18 relate to:

•the structure of the statement of profit or loss with defined subtotals;

•requirement to determine the most useful structure summary for presenting expenses in the statement of profit or loss;

•required disclosures in a single note within the financial statements for certain profit or loss performance measures that are reported outside an entity’s financial statements (that is, management-defined performance measures); and

•enhanced principles on aggregation and disaggregation which apply to the primary financial statements and notes in general

The amendments are effective for annual reporting periods beginning on or after January 1, 2027. Early adoption is permitted. Requires retrospective application.

Currently, the Company presents a subtotal for operating profit. Management is conducting a detailed analysis to determine the appropriate classification of certain items, with the aim of ensuring that this operating profit subtotal complies with the requirements of IFRS 18. In this context, significant changes are expected, mainly as a result of the reclassification of financial results within operating activities. In addition, the new aggregation and disaggregation requirements set out in the standard will lead to modifications in the way the structured summary of information is presented, in order to more effectively reflect the Company’s performance.

IFRS 19 - Subsidiaries without Public Accountability: Disclosures

IFRS 19, published by the IASB, focuses on financial reporting by non-public interest subsidiaries. This standard allows these subsidiaries to disclose reduced information compared to other IFRSs, which simplifies the preparation of their financial statements and reduces costs, while maintaining the usefulness of the information for users.

A subsidiary is eligible if:

•it does not have public accountability; and

•it has an ultimate or intermediate parent that produces consolidated financial statements available for public use that comply with IFRS Accounting Standards.

The amendments are effective for annual reporting periods beginning on or after January 1, 2027. Early adoption is permitted.

The Company does not expect the amendments to have a material effect on its Financial Statements.

Amendments to IFRS 9 and 7 - Classification and measurement of financial instruments

On 30 May 2024, the IASB issued targeted amendments to IFRS 9 Financial Instruments and IFRS 7 Financial Instruments: Disclosures to respond to recent questions arising in practice, and to include new requirements not only for financial institutions but also for corporate entities. These amendments: (i) clarify the date of recognition and derecognition of some financial assets and liabilities, with a new exception for some financial liabilities settled through an electronic cash transfer system; (ii) clarify and add further guidance for assessing

English translation of the original prepared in Spanish for publication in Argentina

TRANSPORTADORA DE GAS DEL SUR S.A.

NOTES TO THE CONSOLIDATED FINANCIAL STATEMENTS

AS OF DECEMBER 31, 2025 AND COMPARATIVE INFORMATION

(Stated in thousands of pesos as described in Note 3, unless otherwise stated)

_____________________________________________________________________________________________________

whether a financial asset meets the solely payments of principal and interest (SPPI) criterion; (iii) add new disclosures for certain instruments with contractual terms that can change cash flows (such as some financial instruments with features linked to the achievement of environment, social and governance targets); and (iv) update the disclosures for equity instruments designated at fair value through other comprehensive income (FVOCI).

The amendments are effective for annual reporting periods beginning on or after January 1, 2026. Early adoption is permitted.

The Company does not expect the amendments to have a material effect on its Financial Statements.

Improvements to IFRS – Volume 11 (Covering IFRS 1, 7, 9 and 10, and IAS 7).

In September 2024, the IASB issued Volume 11 of the Improvements to IFRS, which includes minor amendments and clarifications to IFRS 1, 7, 9 and 10, as well as IAS 7. These improvements aim to simplify practical application and enhance consistency in the interpretation of the requirements.

The amendments are effective for annual reporting periods beginning on or after January 1, 2026. Early adoption is permitted.

The Company does not expect the amendments to have a material impact on its Financial Statements.

4.b) Consolidation

4.b.1) Subsidiaries

Subsidiaries are all entities over which the Company has control. The Company controls an entity when the Company is exposed to, or has rights to, variable returns from its involvement and has the ability to affect those returns through its power over the entity. Subsidiaries are fully consolidated from the date on which control is transferred to the group. They are deconsolidated from the date that control ceases. For this purpose and unless there are specific requirements, it is generally considered that tgs has control, when it has a participation greater than 50% of the available voting rights.

The accounting policies of the subsidiaries are consistent with the accounting policies adopted by the Company.

Inter-company transactions, balances and profit or loss from transactions between group companies are eliminated. Unrealized profit or loss are also eliminated.

Detailed data reflecting subsidiary control as of December 31, 2025 and 2024 is as follows:

For consolidation purposes for the year ended December 31, 2025 and 2024, the financial statements of Telcosur have been used at those dates.

The subsidiary CTG (Liquidated) was dissolved on December 31, 2024, having conducted no operations during the 2024 fiscal year.

English translation of the original prepared in Spanish for publication in Argentina

TRANSPORTADORA DE GAS DEL SUR S.A.

NOTES TO THE CONSOLIDATED FINANCIAL STATEMENTS

AS OF DECEMBER 31, 2025 AND COMPARATIVE INFORMATION

(Stated in thousands of pesos as described in Note 3, unless otherwise stated)

_____________________________________________________________________________________________________

Detailed data reflecting subsidiary control as of December 31, 2023 is as follows:

4.b.2) Associates

Associates are entities over which the group has significant influence but not control, generally accompanying a shareholding of between 20% and 50% of the voting rights. Investments in associates are accounted for using the equity method of accounting. Under the equity method, the investment is initially recognized at cost, and the carrying amount is increased or decreased to recognize the investor’s share of the profit or loss of the investee after the date of acquisition.

The Company accounted for the investments in its associates, under the equity method on the basis on the financial statements as of December 31, 2025, of Gas Link S.A. (“Link”) and for the years ended as of December 31, 2024 and 2023, also used the financial statements of Transporte y Servicios de Gas en Uruguay S.A. (Liquidated) (“TGU”) as of September 30.

Accounting policies of associates have been changed where necessary to ensure consistency with the policies adopted by the Company.

On December 26, 2024, the TGU board decided to dissolve and liquidate said company.

Unrealized gains and losses resulting from transactions between tgs and the associate or joint venture are eliminated to the extent of the interest in the associate or joint venture.

In the table below, associate is disclosed, together with the percentage of shareholding and voting as of December 31, 2025 and 2024:

For the year ended December 31, 2023, the Company additionally considered its 49% interest in TGU, company that was liquidated as of December 26, 2024.

4.b.3) Joint arrangement

As indicated in “Note 23 – Associates and Joint Arrangement”, on August 7, 2017, the Company proceeded to create a UT (similar to a joint operation) with SACDE Sociedad Argentina de Construcción y Desarrollo Estratégico S.A. (“SACDE”) (“UT”). This operation is evaluated as a joint agreement under the provisions included “IFRS 11 - Joint Arrangements” since the parties have joint control of the operation, meaning that the decisions of the relevant activities are taken under the unanimous consent of the parties.

The Company has defined that the UT constitutes a joint operation given that it grants its participants a percentage of the rights over the assets and liabilities arising from each

English translation of the original prepared in Spanish for publication in Argentina

TRANSPORTADORA DE GAS DEL SUR S.A.

NOTES TO THE CONSOLIDATED FINANCIAL STATEMENTS

AS OF DECEMBER 31, 2025 AND COMPARATIVE INFORMATION

(Stated in thousands of pesos as described in Note 3, unless otherwise stated)

_____________________________________________________________________________________________________

contract. Accordingly, the Company recognizes its share in the jointly operated assets, liabilities, revenues, costs and expenses.

Accounting policies applicable to the UT have been modified and adapted, if applicable, to ensure consistency with the policies adopted by the Company. For further information regarding the UT, see Note 23.

4.c) Foreign currency translation

4.c.1) Functional and presentation currency

The Consolidated Financial Statements are presented in thousands of Argentine Pesos, which is the Company’s functional currency restated to reflect the effects of inflation as indicated in Note 4.d). Each subsidiary or associate determines its own functional currency based on the currency of the primary economic environment in which these entities operate.

4.c.2) Transactions and balances

Foreign currency transactions are translated into the functional currency using the exchange rates at the dates of the transactions. Foreign exchange gains and losses resulting from the settlement of such transactions, and from the translation of monetary assets and liabilities denominated in foreign currencies at reporting date exchange rates, are recorded in the Statement of Comprehensive Income within financial income and financial expenses, as appropriate.

4.c.3) Associates

The functional currency of the associate company TGU was the US dollar, because it was the currency in which it substantially generated its income and incurred its expenses. Assets and liabilities were converted into Argentine pesos using the exchange rate prevailing at the end of each year, their common stock and retained earnings at their historical exchange rates and results at average exchange rates.

On December 26, 2024, said company was liquidated, so no balances were recorded for it as of December 31, 2024.

4.d) Restatement to current currency - Comparative Information

4.d.1) Regulatory framework

The Consolidated Financial Statements as of December 31, 2025, including comparative figures, have been restated to take into account changes in the general purchasing power of the Company’s functional currency (the Argentine peso) in accordance with IAS 29 “Financial Reporting in hyperinflationary economies” (“IAS 29”) and CNV General Resolution No. 777/2018. As a result, the Financial Statements are stated in terms of the current unit of measurement at the 2025 balance sheet date.

IAS 29 requires that the financial statements of an entity that reports in the currency of a hyperinflationary economy, regardless of whether they are based on the historical cost method or the current cost method, are expressed in terms of the current unit of measurement at the closing date of the reporting period. In order to conclude on the existence of a hyperinflationary economy, the standard details a series of factors to be considered, among which is a cumulative inflation rate over three years that approaches or exceeds 100%.

The accumulated inflation over the last three years is above 100%.

To evaluate the aforementioned quantitative condition, and also to restate the financial statements, the CNV has established that the series of indexes to be used for the application

English translation of the original prepared in Spanish for publication in Argentina

TRANSPORTADORA DE GAS DEL SUR S.A.

NOTES TO THE CONSOLIDATED FINANCIAL STATEMENTS

AS OF DECEMBER 31, 2025 AND COMPARATIVE INFORMATION

(Stated in thousands of pesos as described in Note 3, unless otherwise stated)

_____________________________________________________________________________________________________

of IAS 29 is determined by the FACPCE. This series of indexes combines the National Consumer Price Index ("CPI") as of January 2017 (base month: December 2016) with the Domestic Wholesale Price Index ("WPI"), both published by the Institute National Statistics and Census ("INDEC") until that date. For the months of November and December 2015, for which there is no information from the INDEC on the evolution of the WPI, the variation in the CPI of the Autonomous City of Buenos Aires was applied.

Considering the aforementioned index, inflation was 31.55%, 117.8% and 211.4% in the years ended December 31, 2025, 2024 and 2023 respectively.

4.d.2) Restatement mechanism

The financial statements must be adjusted to consider changes in the general purchasing power of the currency, so that they are expressed in the current unit of measurement at the end of the reporting period. Said requirements also include all the comparative information of the financial statements, without modifying the decisions made based on the financial information corresponding to those financial years.

The figures as of December 31, 2024 and 2023, which are presented in these Consolidated Financial Statements for comparative purposes, arise from the restatement to the current unit of measure of the Financial Statements as of said dates, in accordance with IAS 29.

Restatement of the balance sheet

i. Monetary items (those with a fixed nominal value in local currency) are not restated, since they are already expressed in the current unit of measurement at the closing date of the reporting period. In an inflationary period, maintaining monetary assets generates loss of purchasing power and maintaining monetary liabilities generates a gain in purchasing power, provided that such items are not subject to an adjustment mechanism that compensates to some extent for these effects. The monetary loss or gain is included in the result of the period in which it is reported.

ii. The non-monetary items measured at their current values at the end of the reporting period are not restated for the purpose of their presentation in the balance sheet, but the adjustment process must be completed to determine in terms of a homogeneous unit of measurement the results produced by the holding of these non-monetary items.

iii. The non-monetary items measured at historical cost or at a fair value as of a date prior to the closing date of the reporting period are restated by coefficients that reflect the variation in the general price level from the date of acquisition or revaluation to the closing date, proceeding then to compare the restated amounts of those assets with the corresponding recoverable values.

iv. The restatement of non-monetary assets in the terms of the current unit of measurement at the end of the reporting period without an equivalent adjustment for tax purposes, results in a temporary taxable difference and the recognition of a deferred tax liability whose counterparty is recognized in the result of the period. For the closing of the subsequent period, the deferred tax items are restated for inflation to re-determine the charge to the result of the next period.

v. When the capitalization of costs for loans in non-monetary assets in accordance with IAS 23 is applicable, the portion of those costs that compensate the lender for the effects of inflation is not capitalized.

Restatement of the Comprehensive Income Statement

Revenues and expenses (including interest and foreign exchange differences) are restated from the date of their booking, except for those items of the result that reflect or include in their determination the consumption of assets measured in purchasing power of a date before

English translation of the original prepared in Spanish for publication in Argentina

TRANSPORTADORA DE GAS DEL SUR S.A.

NOTES TO THE CONSOLIDATED FINANCIAL STATEMENTS

AS OF DECEMBER 31, 2025 AND COMPARATIVE INFORMATION

(Stated in thousands of pesos as described in Note 3, unless otherwise stated)

_____________________________________________________________________________________________________

the consumption booked, which are restated based on the date of origin of the asset to which the item is related (for example, depreciation and other consumption of assets valued at historical cost); and also those results that arise from comparing two measurements expressed in purchasing power currency of different dates, for which it is necessary to identify the amounts compared, restate them separately, and make the comparison, but with the amounts already restated.

The result of the exposure to the change in the purchasing power of the currency (monetary results) is presented in a separate line and reflects the effect of inflation on the monetary items.

Restatement of the statement of changes in equity

As of the transition date (January 1, 2016), the Company applied the following special rules:

i. The components of the capital stock were restated from the dates they were contributed.

ii. Reserved earnings were maintained at the date of transition at their nominal value (legal amount without restatement).

iii. The restated unallocated results were determined by the difference between the net assets restated at the transition date and the rest of the initial equity components expressed as indicated in the preceding sections.

iv. After the restatement at the transition date, all the components of the equity are restated by applying the general price index from the beginning of the period, and each variation of those components is restated from the date of contribution or from the moment in which is added by any other means.

Restatement of the statement of cash flows

IAS 29 requires that all items in this statement should be restated in terms of the current unit of measurement as of the closing date of the period for which it is reported.

The monetary result generated by cash and cash equivalents is presented in the Statement of Cash Flows separately from cash flows from operating, investing and financing activities, as a specific item of the reconciliation between cash and cash equivalents at the beginning and at the end of the year.

4.e) Financial instruments

4.e.1) Financial assets

Recognition and initial measurement

Financial assets are classified, at the time of initial recognition, as:

Financial assets subsequently measured at amortized cost; and

Financial assets subsequently measured at fair value (either with changes in other comprehensive income or with changes in results).

The classification of financial assets at initial recognition depends on the financial asset’s contractual cash flow characteristics and the Company’s business model for managing them. For additional information, see Note 16.2.1.

English translation of the original prepared in Spanish for publication in Argentina

TRANSPORTADORA DE GAS DEL SUR S.A.

NOTES TO THE CONSOLIDATED FINANCIAL STATEMENTS

AS OF DECEMBER 31, 2025 AND COMPARATIVE INFORMATION

(Stated in thousands of pesos as described in Note 3, unless otherwise stated)

_____________________________________________________________________________________________________

Subsequent measurement

After initial recognition, financial assets are measured according to their initial classification according to the following categories:

Financial assets measured at amortized cost

Financial assets are classified and measure at amortized cost if both of the following conditions are met:

•The financial asset is held within a business model with the objective to hold financial assets in order to collect contractual cash flows; and

•The contractual terms of the financial asset give rise on specified dates to cash flows that are solely payments of principal and interest on the principal amount outstanding.

Financial assets measured at amortized cost are subsequently measured using the effective interest method.

Gains and losses are recognized in the Statement of Comprehensive Income under financial results when the asset is derecognized, modified or impaired.

Financial assets measured at fair value through OCI (Debt instruments)

Corresponds to financial assets that are maintained in a business model whose objective is achieved by obtaining contractual cash flows and selling them.

Unrealized gains or losses arising from changes in fair value are recognized as other comprehensive income, except for the accrual of interest, exchange rate difference and the impairment of such assets that are recognized as financial results in the Statement of Comprehensive Income. At the time the asset is written off, the accumulated gain or loss is recognized as a financial result and it is eliminated from the respective reserve.

As of December 31, 2025 and 2024, the Company has not recognized any financial assets under this category.

Financial assets designated at fair value through OCI (equity instruments)

Upon initial recognition, the Company can elect to classify irrevocably its equity investments as equity instruments designated at fair value through OCI when they meet the definition of equity under IAS 32.

Gains and losses on these financial assets are never recycled to profit or loss. Dividends are recognized as other income in the Statement of Comprehensive Income when the right of payment has been established, except when the Company benefits from such proceeds as a recovery of part of the cost of the financial asset, in which case, such gains are recorded in OCI. Equity instruments designated at fair value through OCI are not subject to impairment assessment.

As of December 31, 2025 and 2024, the Company has not recognized any financial assets under this category.

Financial assets measured at fair value through profit or loss

In the event that financial assets are not classified according to the aforementioned categories, they will be subsequently measured at fair value, presenting gains or losses arising from changes in fair value in the income statement within financial results in the year in which they are originated.

English translation of the original prepared in Spanish for publication in Argentina

TRANSPORTADORA DE GAS DEL SUR S.A.

NOTES TO THE CONSOLIDATED FINANCIAL STATEMENTS

AS OF DECEMBER 31, 2025 AND COMPARATIVE INFORMATION

(Stated in thousands of pesos as described in Note 3, unless otherwise stated)

_____________________________________________________________________________________________________

Impairment of financial assets

The Company applies the Expected Credit loss (“ECL”) model for those financial assets accounted for at amortized cost or at fair value through OCI. The ECL is based on the difference between the contractual cash flows due in accordance with the contract and the cash flows that the Company expects to receive, discounted at an approximation of the original effective interest rate. To this end, the Company evaluates various factors, including credit risk, historical trends and other available information.

The application of this model implies recognition of:

•Expected credit losses within of 12 months: these are expected credit losses that result from possible default events within 12 months after the filing date; and

•Expected credit losses during the life of the asset: these are expected credit losses that result from possible events of default during the expected life of a financial instrument.

In case a loss allowance is recognized, the carrying amount of the asset is reduced through an impairment account and the amount of the loss is presented in the Statement of Comprehensive Income at the time it occurs. Subsequent recoveries of amounts previously written off are credited in the same line item.

The impairment tests performed on accounts receivable are described in Note 4.h).

4.e.2) Financial liabilities

Includes trade payables, loans, other payables and certain payroll and social security taxes payable.

Recognition and initial measurement

Financial liabilities are classified, at initial recognition, as subsequently measured at amortized cost or at fair value through profit or loss, as appropriate.

All financial liabilities are initially recognized at fair value net of transaction costs.

They are classified in current liabilities, except those whose maturity exceeds twelve months, which are classified as non-current liabilities.

Subsequent measurement

Financial liabilities measured at fair value through profit or loss

Includes financial liabilities held for trading. As of December 31, 2025 and 2024, there are no instruments classified in this category.

Financial liabilities measured at amortized cost

The Company includes financial liabilities with fixed or determinable payments that are not quoted in an active market. Current liabilities are included, except those whose maturity exceeds twelve months including premiums, discounts and direct expenses, which are included as non-current liabilities. They are measured using the effective interest method. As of December 31, 2025 and 2024, all of the Company’s financial liabilities were classified in this category.

English translation of the original prepared in Spanish for publication in Argentina

TRANSPORTADORA DE GAS DEL SUR S.A.

NOTES TO THE CONSOLIDATED FINANCIAL STATEMENTS

AS OF DECEMBER 31, 2025 AND COMPARATIVE INFORMATION

(Stated in thousands of pesos as described in Note 3, unless otherwise stated)

_____________________________________________________________________________________________________

Offsetting of financial instruments

Financial assets and liabilities are offset when there is a legally enforceable right to offset the recognized amounts and there is an intention to settle on a net basis, or realize the asset and settle the liability simultaneously.

4.f) Derivative financial instruments

Derivative financial instruments are recognized at their fair value at inception and subsequently measured at their fair value and disclosed as assets or liabilities depending if it is gain or loss. The results of derivative financial instruments are classified under “Financial income / expenses” in the Statement of Comprehensive Income, or in the other comprehensive income if hedge accounting is applied.

Derivative financial instruments are measured in accordance with IFRS 13 “Fair value measurement”.

The method of recognizing the resulting gain or loss depends on whether the derivative is designated as a hedging instrument or not and, according to the nature of the item being hedged.

4.g) Inventories

Inventories consist of natural gas (in excess of the “Line Pack” classified as property, plant and equipment) in the Company’s pipeline system, and the liquids stored obtained from natural gas processing at the Cerri Complex.

Inventories are measured at the lower of cost restated for the inflation effects as mentioned in Note 4.d. or net realizable value. Cost is determined using the weighted average cost method. The cost of inventories includes expenditure incurred in purchasing and production and other necessary costs to bring them to their existing location and condition.

The net realizable value is the estimated selling price in the ordinary course of business less the estimated cost of completion and the estimated costs to make the sale.

The assessment of the recoverable value of these assets is made at each reporting date, and the resulting loss is recognized in the statement of comprehensive income when the inventories are overstated.

4.h) Trade receivables, contract assets and other receivables

Trade receivables are amounts due from customers for goods and services performed in the ordinary course of business. Contract assets are unbilled amounts due to customers related to works in progress.

Trade receivables, contract assets and other receivables are recognized initially at fair value and subsequently measured at amortized cost using the effective interest method, less allowance for trade receivables.

The Company applies the simplified approach to measuring expected credit losses for trade receivables, contract assets and other receivables. For this purpose, customers have been grouped based on shared credit risk characteristics, the existence of guarantees, historical credit losses experienced and the existence of judicial proceedings aimed at obtaining payment. Once each group was defined, an expected uncollectibility rate calculated based on historic default rates adjusted to future economic conditions was defined.

If an impairment loss is recognized, the book amount of the asset is reduced through a provision account and the amount of the loss is recognized in the Statement of Comprehensive Income at the time it occurs. If in subsequent periods the amount of the

English translation of the original prepared in Spanish for publication in Argentina

TRANSPORTADORA DE GAS DEL SUR S.A.

NOTES TO THE CONSOLIDATED FINANCIAL STATEMENTS

AS OF DECEMBER 31, 2025 AND COMPARATIVE INFORMATION

(Stated in thousands of pesos as described in Note 3, unless otherwise stated)

_____________________________________________________________________________________________________

impairment loss decreases, the reverse of the same is also recorded in the Statement of Comprehensive Income.

4.i) Cash and cash equivalents

Cash and cash equivalents include cash in hand, deposits with banking institutions and other short-term, highly liquid investments with original maturities not exceeding three months and without being subject to a risk of a significant change of value.

4.j) Property, plant and equipment (“PPE”)

Assets transferred from the privatization of GdE: The value of these assets was determined based on the price paid for the acquisition of 70% of the Company’s common stock, which amounted to U.S.$ 561.2 million. This price was the basis to determine a total value of common stock of U.S.$ 801.7 million, which, when added to the debt assumed under the Company’s privatization agreement (the “Transfer Agreement”) of U.S.$ 395 million, resulted in a total value for PPE of U.S.$ 1,196.7 million. Such value, converted at the exchange rate in effect as of the date of the Transfer Agreement, has been restated for the effects of inflation as mentioned in Note 4.d, and less accumulated depreciation.

Line pack: It represents the natural gas in the transportation system that is necessary to keep the system at operating capacity, valued at acquisition cost and restated for the effects of inflation as mentioned in Note 4.d) and net of accumulated depreciation.

Materials: Materials are recognized at historical cost restated in accordance with Note 4.d). Consumption is restated based on the origin date of the acquisition of the asset.

Other items of PPE: have been valued at acquisition cost restated for the effects of inflation as mentioned in Note 4.d), and net of accumulated depreciation. They include, mainly, all the investments made to achieve system integrity and public safety equal to those required by international standards. Such investments included, among others, the costs of survey programs related to internal and external pipeline inspection, cathodic protection, pipeline replacement and recoating, and the facilities affected to the Liquids Production and Commercialization and Midstream segment.

PPE additions are recorded at acquisition or construction cost less accumulated depreciation and impairment losses (if applicable), except land, which is recorded at historical cost acquisition minus any impairment (if applicable), all this restated for the effects of inflation as mentioned in Note 4.d). The cost includes the cost of replacing significant components and the borrowing costs derived from loans that finance its construction to the extent that the requirements for recognition as assets are met.

Subsequent costs restated for the effects of inflation as mentioned in Note 4.d. are included in the carrying amount of the asset or recognized as a separate asset, as appropriate, only when it is probable that future economic benefits associated with the item will flow to the Company and the cost of the item can be reliably measured. The carrying amount of a replaced component is written off. In the same way, when a major maintenance is carried out, they are added to the cost of the equipment if the recognition criteria are satisfied, eliminating any remaining non-depreciated remaining value restated for the effects of inflation as mentioned in Note 4.d), if any, of previous overhaul.

In this sense, Resolutions No. 1660/2000 (“Resolution 1660”) and No. 1903/2000 (“Resolution 1903”) issued by ENARGAS include definitions about the costs that should be considered as improvements or maintenance expenses. All other repairs and maintenance are charged to the statement of comprehensive income when incurred.

In accordance with IAS 23, the Company capitalizes financial expense on long term construction projects, until the moment in which the asset is in conditions for its use. Capitalization of borrowing costs is carried out considering the provisions of IAS 29, recording

English translation of the original prepared in Spanish for publication in Argentina

TRANSPORTADORA DE GAS DEL SUR S.A.

NOTES TO THE CONSOLIDATED FINANCIAL STATEMENTS

AS OF DECEMBER 31, 2025 AND COMPARATIVE INFORMATION

(Stated in thousands of pesos as described in Note 3, unless otherwise stated)

_____________________________________________________________________________________________________

as an expense in the Statement of Comprehensive Income the part of the borrowing costs that compensates for inflation during the same period. For the years ended December 31, 2025 and 2024, there have not been capitalized borrowing costs.

Depreciation related to natural gas transportation assets is computed under the straight-line method over the estimated useful lives of the specific assets, which are not exceeding the maximum useful lives established by ENARGAS through Resolutions 1660 and 1903.

For depreciation of all other PPE, the Company uses the straight-line method of depreciation based on the useful life assigned to each item.

Major maintenance costs are depreciated according to the estimated time until the next major maintenance planned. Regarding the capitalized financial costs, they are depreciated based on the remaining useful lives of those components of PPE that originated such capitalization.

The assets’ residual values and useful lives are reviewed, and adjusted if appropriate, at each reporting date. For further information, see Note 12.

The result generated by the disposal of PPE components is recognized in the year in which it is generated.

Impairment of non-financial assets: The Company´s management assesses at each reporting period whether there is an indication that an individual component or a group of PPE may be impaired.

If any indication exists, the Company estimates the asset´s or the cash-generating unit (“CGU”) recoverable amount. An asset´s recoverable amount is the higher of the fair value less costs to sell that asset, and its value-in-use.

That amount is determined for and individual asset, unless the asset does not generate cash inflows that are largely independent of those from other assets or groups of assets; in which case, the cash flows of the group of assets that form part of the CGU to which the belong are taken.

Where the carrying amount of an individual asset or CGU exceeds its recoverable amount, the individual asset or CGU, as the case may be, is considered impaired and is written down to its recoverable amount. Impairment losses are recognized in the consolidated statement of comprehensive income.

In assessing value in use, the estimated future cash flows are discounted to their present value using a pre-tax discount rate that reflects current market assessments of the time value of money and the risks specific to the asset for which the estimates of future cash flows have not been adjusted. To such end, the Company makes estimates and assumptions of the economic conditions that will prevail throughout the useful life of the assets.

As a result of the factors mentioned above, actual cash flows and values could vary significantly from projected cash flows and the values derived from the discounting techniques used.

Impairment losses, if any, are recognized in the statement of comprehensive income.

A previously recognized impairment loss is reversed only if there has been a change in the assumptions used to determine the recoverable amount of the individual asset or CGU since the last time an impairment loss was recognized. The reversal is limited so that the carrying amount of the asset or CGU does not exceed its recoverable amount, nor exceed the carrying amount that would have been determined, net of applicable depreciation, if an impairment loss had not been recognized for that asset or CGU in prior periods. Such a reversal is recognized in the income statement on the same line item in which the respective impairment

English translation of the original prepared in Spanish for publication in Argentina

TRANSPORTADORA DE GAS DEL SUR S.A.

NOTES TO THE CONSOLIDATED FINANCIAL STATEMENTS

AS OF DECEMBER 31, 2025 AND COMPARATIVE INFORMATION

(Stated in thousands of pesos as described in Note 3, unless otherwise stated)

_____________________________________________________________________________________________________

charge was previously recognized, unless the asset is carried at its revalued amount, in which case the reversal is treated similarly to a revaluation increase.

As of December 31, 2025 and 2024, the book value of PPE did not exceed its recoverable value.

Infrastructure used in the natural gas transportation service: for its measurement and disclosure, the Company has evaluated the application of Interpretation No. 12 “Service Concession Agreements” (IFRIC 12) that sets the guidelines for the accounting of private entities that provide public services through a service concession agreement or a contract of a similar nature.

Considering the current terms and conditions of the License, tgs concluded that the License is outside the scope of IFRIC 12, as it is considered in substance to provide for an indefinite term because the infrastructure will never revert to the grantor and due to the characteristics of renewal of the License that give a similar result to what which would result from having obtained a perpetual right to operate the infrastructure.

The evaluation carried out and the conclusions reached by tgs are consistent with those of other transportation and natural gas distribution companies in Argentina that are subject to the similar regulations and license agreements. The evaluation was carried out jointly, when the transportation and distribution companies adopted the IFRS Accounting Standards in Argentina in 2012, together with the FACPCE, the Buenos Aires Stock Exchange (Bolsas y Mercados Argentinos - “BYMA”) and the CNV, considering the contributions of ENARGAS with respect to the regulatory aspects of the License agreements. In this regard, the CNV issued General Resolution No. 613/2012, ratifying that IFRIC 12 does not apply to natural gas transportation and distribution licenses established under the regulatory framework described in Note 17.

4.k) Leases

Leases are recognized as a right-of-use asset and a corresponding liability at the date on which the leased asset is available for use by the Company. Each lease payment is allocated between the liability and the finance cost. The finance cost is expensed over the lease term to produce a constant periodic interest rate on the remaining balance of the liability for each period. The right-of-use asset is depreciated over the shorter of the useful life of the asset or the term of the contract.

Assets and liabilities arising from a lease are initially measured based on the present value of the lease. Liabilities include the net present value of the following lease payments:

a) Fixed payments, less any incentive receivable;

b) Variable lease payments;

c) Amounts expected to be collected as a guarantee of the residual value;

d) The exercise price of the lease option; and

e) Penalty payments for termination of the lease.

Lease payments are discounted using the interest rate implicit in the lease. If such rate cannot be determined, the Company's incremental borrowing rate is used, which is the rate that tgs would have to pay to borrow the funds necessary to obtain an asset of similar value in a similar economic environment.

Right-of-use assets are measured at cost which comprises the following:

a) The amount of the initial measurement of the lease liability;

b) Any lease payments made on or before the commencement date less any lease incentives received;

c) Any initial direct costs; and

d) Restoration costs

English translation of the original prepared in Spanish for publication in Argentina

TRANSPORTADORA DE GAS DEL SUR S.A.

NOTES TO THE CONSOLIDATED FINANCIAL STATEMENTS

AS OF DECEMBER 31, 2025 AND COMPARATIVE INFORMATION

(Stated in thousands of pesos as described in Note 3, unless otherwise stated)

_____________________________________________________________________________________________________

These assets, which are subject to the risk of impairment, are depreciated on a straight-line basis over the shorter of the useful life of the leased asset or the lease term.

Payments associated with short-term leases and low-value assets are recognized on a straight-line basis as an expense in the Statement of Income. Short-term leases are those with a term of 12 months or less. Low-value assets comprise computer equipment, vehicles, small items of office furniture and real estate.

The Company has rights to use assets that are shown as part of Property, plant and equipment (see Note 12). Lease liabilities are shown under Financial Debt (see Note 13). For further information regarding the expense related to short-term and low value leases and the interest expense on lease liabilities, see Note 8.j. and 8.k., respectively.

4.l) Loans

Loans have been initially recorded at fair value net of direct attributable transaction costs. Subsequently, loans are valued at their amortized cost. Liabilities are disclosed as non-current when their maturity exceeds twelve months.

4.m) Trade payables

Trade payables are initially recognized at fair value. Subsequently they are measured at amortized cost using the effective tax method.

4.n) Income tax and deferred income tax

Income tax

Income tax includes current tax and deferred income tax. Income tax is presented in the Statement of Comprehensive Income.

The current income tax is calculated on the basis of tax regulations in force at each reporting period. Management periodically evaluates positions taken in tax returns with respect to situations in which tax regulations are subject to interpretation and establishes provisions if applicable. As of December 31, 2025, 2024, and 2023, there are no provisions booked for this concept.

The Company has calculated income tax charges using the deferred tax method, which considers the effect of temporary differences between the financial statement carrying amounts of existing assets and liabilities and their respective tax bases.

Deferred income tax assets and liabilities are measured at undiscounted nominal value at the tax rates that are expected to apply in the year when the asset is realized or the liability is settled, based on tax rates and tax laws that have been enacted or substantively enacted at the reporting period date (See Note 14).

On December 29, 2017, the National Executive Branch promulgated Law No. 27,430 (the “Law 27630”) on Tax Reform. It has introduced several changes to the text of the Income Tax Law. Law 27630 establishes a new treatment with the application of the following scale, updated for the years beginning on January 1, 2023, maintaining the 7% rate on dividends.

Accumulated taxable net profit		Will pay $	More than %	On the surplus of $
More than $	to $
$0	$101,679,575	$0	25%	$0
$101,679,575	$1,016,795,753	$25,419,894	30%	$101,679,575
$1,016,795,753	On forward	$299,954,747	35%	$1,016,795,753

English translation of the original prepared in Spanish for publication in Argentina

TRANSPORTADORA DE GAS DEL SUR S.A.

NOTES TO THE CONSOLIDATED FINANCIAL STATEMENTS

AS OF DECEMBER 31, 2025 AND COMPARATIVE INFORMATION

(Stated in thousands of pesos as described in Note 3, unless otherwise stated)

_____________________________________________________________________________________________________

A deferred tax is recognized on the temporary differences arising from investments in subsidiaries and associates, except for deferred tax liabilities where the Company is able to control the timing of the reversal of the temporary difference and it is probable that the reversal will not occur in the foreseeable future.

Deferred tax assets and liabilities are offset if the Company has a legally enforceable right to offset recognized amounts and when deferred tax assets and liabilities relate to income tax levied by the same tax authority on the same taxable entity or different taxable entities that intend to settle tax assets and liabilities on a net basis. Deferred tax assets are recognized to the extent that it is probable that future taxable income will be generated against which the temporary differences can be used.

The assets and liabilities generated by the application of the deferred tax were valued at their nominal amount considering the restatements for inflation mentioned in Note 4.d) and are classified as non-current assets or liabilities.

4.o) Provisions

The Company has recorded provisions related to legal actions, judicial court, claims and administrative proceedings, including interpretive questions of the current legislation and those of regulatory nature.

Provisions for legal claims and/or claims by third parties ("legal claims and others") are recorded at the expected cancellation value when the Company has a present obligation as a result of a past event, it is probable that an outflow of resources will be required to settle the obligation; and the amount has been reliably estimated. Estimates are reviewed and adjusted, as the Company obtains additional information to be received.

4.p) Revenue recognition from contract with customers

Revenue is measured at the fair value of the consideration received or to be received, and represents amounts receivable for goods and/or services supplied. Revenue is recognized when the control of goods or services is transferred to the customer and the consideration is determined by an amount that reflects the consideration that the Company expects to receive and when the specific criteria for each of the Company’s activities, as described below, are met.

Tax on exports and turnover tax are disclosed as Selling Expenses.

The following are the accounting policies of the Company for the recognition of revenue of each of the business segments defined by our management:

Natural Gas Transportation

Natural Gas transportation services includes: (i) firm natural gas transportation, whose revenues are recognized when the capacity is reserved and paid for regardless of actual usage by the customer, (ii) interruptible natural gas transportation and exchange and displacement services whose revenues are recognized when services are rendered and (iii) the operation and maintenance service of the assets affected by the natural gas transportation service corresponding to the expansions promoted by the National Government and whose ownership corresponds to the trusts created for such purpose whose revenues are recognized when services are rendered.

The applicable rates arise from the tariff tables published by ENARGAS. Thus Company’s revenues are recognized by the amount for which it will be entitled to receive as consideration.

At the end of each month, tgs recognizes, over the time, its revenues from sales equivalent to the firm reserved capacity, the volumes of natural gas transported under the modalities

English translation of the original prepared in Spanish for publication in Argentina

TRANSPORTADORA DE GAS DEL SUR S.A.

NOTES TO THE CONSOLIDATED FINANCIAL STATEMENTS

AS OF DECEMBER 31, 2025 AND COMPARATIVE INFORMATION

(Stated in thousands of pesos as described in Note 3, unless otherwise stated)

_____________________________________________________________________________________________________

of interruptible and exchange and displacement and by the operation and maintenance services. In return, a trade receivable is recognized which represents an unconditional right that the Company has to receive the consideration owed by the customer. On the other hand, the billing of the service is done monthly and according to the guidelines established by ENARGAS, the consideration is received within said calendar month.

Liquids Production and Commercialization

This business segment includes: (i) production and commercialization of liquids, and (ii) other liquid services.

Liquids Production and Commercialization in the domestic market

In the domestic market, sales prices per ton are determined in accordance with the provisions set forth in Note 17.b) – Regulatory Framework – Regulatory framework for non-regulated segments – to these Consolidated Financial Statements.

Regarding ethane sales, they are made to PBB Polisur S.R.L. (“PBB”), the only customer to whom this product is sold. To estimate transaction price, the Company uses the most probable amount method. In this regard, the Company only recognizes those transactions where it is highly probable that they will not be reversed in the future.

Liquids Production and Commercialization in the foreign market

In the foreign market, the Company markets propane, butane and natural gasoline to international traders (“traders”) and other clients of worldwide renown, some of them through trucks.

These sales are made under short-term contracts (less than one year), with the price determined as reference to international prices plus / minus a fixed amount per ton sold.

For both domestic and foreign market sales, tgs transfers control and recognizes revenues when the products are delivered to the customer and therefore the product has been accepted and there is no evidence of the existence of pending obligations by the Company. It is at that moment when a trade receivable is recognized given that the receipt of the consideration is unconditional and only the passage of time is the only requirement for receiving the consideration owed by the customer.

Other liquids services

The Liquids production and commercialization segment also comprises reception, storage and dispatch of the liquids from the facilities located in Puerto Galván.

Revenues are recognized when the service is effectively rendered, that is, after the dispatch to each vessel. The price is agreed by the parties being a fixed amount per ton of product dispatched, there being no variable components in them. These services are billed monthly, at which time an unconditional right to receive the consideration from the client arises.

Midstream

The services included in the Midstream segment consist mainly in (i) treatment, removal of impurities and natural gas compression, including the collection and transport of natural gas (ii) inspection and maintenance of pipelines and compressor plants, (iii) services of steam generation for electricity production and management services for expansion works and steam generation for the production of electricity and (iv) natural gas transportation services in Vaca Muerta.

Revenues from sales of this business segment are recognized over the time in the period in which the service is provided. The sale price is determined according to what arises from the

English translation of the original prepared in Spanish for publication in Argentina

TRANSPORTADORA DE GAS DEL SUR S.A.

NOTES TO THE CONSOLIDATED FINANCIAL STATEMENTS

AS OF DECEMBER 31, 2025 AND COMPARATIVE INFORMATION

(Stated in thousands of pesos as described in Note 3, unless otherwise stated)

_____________________________________________________________________________________________________

contractual conditions agreed between tgs and its customers. In all cases, the recognition and billing of sales income is made on a monthly basis so that at that time a sales credit is recorded.

Revenues from the participation in the joint venture, which correspond to the construction activities provided by the joint venture, are recognized based on the stage of completion of the contractual activity (percentage of completion method), considering the estimated final margin of the work. To apply the percentage of completion method, the revenue recognized at the end of the period will correspond to the total contractual revenue multiplied by the actual percentage of completion, based on the proportion of the total direct contractual costs incurred to date, and the total direct contractual costs, including the estimated costs to complete the construction. Costs incurred in excess of the costs associated with revenue are recognized in Contract assets.

Telecommunications

Revenues from the provision of Telecommunications services are recognized in the statement of comprehensive income at the time of effective performance of the service. The sale price is determined according to what arises from the contractual conditions agreed between Telcosur and its customers. The consideration is determined as a fixed monthly amount. In all cases, the recognition and billing of sales income is made on a monthly basis so that at that time a sales receivable is recorded.

Financial components

The Company does not have any contracts where the period between the transfer of the promised goods or services to the customer and payment by the customer exceeds one year. As a consequence, the Company does not adjust any of the transaction prices for the time value of money.

4.q) Government grants

As part of its participation in propane and butane supply programs in the local market carried out by the National Government, (for more information see “Note 17 - Regulatory Framework - b) Regulatory framework for non-regulated segments”), the Company receives from the Secretary of Energy a series of subsidies that are recognized in accordance with the provisions of IAS 20 “Accounting for government grants and disclosures of government assistance” because they correspond to economic compensations calculated as the difference between the sale prices of the products determined in accordance with the legislation in force and the reference prices calculated by the Secretary of Energy.

Government grants are recognized at fair value whenever there is reasonable assurance that will be received and that the product has been delivered. They are presented within the caption “Revenues” of the Statement of Comprehensive Income.

4.r) Contract liabilities

Mainly consist of pre-payments for services made by customers in order to finance the works to render the service. Contract liabilities are recognized initially at their fair value. Subsequent to initial recognition, advances  from customers are measured at their amortized cost based on the projections of the services to be provided that cancel the advances, restated for the inflation effects as mentioned in Note 4.d).

4.s) Equity accounts

The activity in the Equity accounts reflects resolutions adopted by Shareholders in their meetings, or the effects of the laws or regulations in force. The equity accounts are restated for the inflation effects according to what is mentioned in Note 4.d), except the account Capital stock which is maintained at its original value.

English translation of the original prepared in Spanish for publication in Argentina

TRANSPORTADORA DE GAS DEL SUR S.A.

NOTES TO THE CONSOLIDATED FINANCIAL STATEMENTS

AS OF DECEMBER 31, 2025 AND COMPARATIVE INFORMATION

(Stated in thousands of pesos as described in Note 3, unless otherwise stated)

_____________________________________________________________________________________________________

Common stock and adjustment to common stock

The common stock consists of contributions made by shareholders represented by shares and comprises outstanding shares at their face value, net of treasury shares mentioned below.

Common stock accounts were restated in current currency as mentioned in Note 4.d). Common stock account was kept at original value and the adjustment arising from such restatement is shown under “Inflation Adjustment to common stock”.

Common stock adjustment is not distributable in cash or in kind but may be capitalized through issuance of shares. In addition, this balance may be used to compensate accumulated losses.

Treasury shares and adjustments to treasury shares

Corresponds to the reclassification of the nominal value and corresponding restatement in constant peso (Inflation Adjustment to Common Stock) of shares issued and repurchased by the Company in market transactions, as required by the current regulations of the CNV.

Own equity instruments that are reacquired (treasury shares) are recognized at cost restated for the inflation effects as mentioned in Note 4.d) and deducted from equity. No gain or loss is recognized on the purchase, sale or cancellation of the Company’s treasury shares. Any difference between the carrying amount and the consideration, if reissued, is recognized as a premium on common stock or additional paid-up capital.

Additional paid-up capital

Corresponds to the difference between the carrying value of the treasury shares and the quoted value at the time were distributed (for more information see Note 19.b). It is restated according to what is mentioned in Note 4.d).

Legal Reserve

Pursuant to the provisions of the Argentine Business Association Law and the CNV, the Company is required to set up a legal reserve by providing at least 5% of the aggregate amount of net income for the year, prior year adjustments, transfers of other comprehensive income to retained earnings and accumulated losses of prior years, when this aggregate amount exceeds zero until the legal reserve equals 20% of the sum of Capital stock and Adjustment to capital stock balances.

Distribution of dividends

The cash dividend is recognized as a liability in the Company’s financial statements in the year in which they are approved by the shareholders of the Company or the Board of Directors according to the powers delegated by the Shareholders’ Meeting, as appropriate.

Retained earnings

The outstanding balance of retained earnings includes accumulated gains or losses which were not allocated to a specific purpose reserve and, when positive, may be distributed pursuant to the decision of the Shareholders provided these retained earnings are not subject to legal restrictions, as mentioned above “Legal reserve”.

English translation of the original prepared in Spanish for publication in Argentina

TRANSPORTADORA DE GAS DEL SUR S.A.

NOTES TO THE CONSOLIDATED FINANCIAL STATEMENTS

AS OF DECEMBER 31, 2025 AND COMPARATIVE INFORMATION

(Stated in thousands of pesos as described in Note 3, unless otherwise stated)

_____________________________________________________________________________________________________

4.t) Basic and diluted earnings per share

Earnings per share as of December 31, 2025, 2024 and 2023 were calculated as follows:

As of December 31, 2025, 2024 and 2023, there are no tgs instruments outstanding that imply the existence of potential ordinary shares, thus the basic net income per share for the years ended on December 31, 2025, 2024 and 2023 matches the diluted net income per share.

5.CRITICAL ACCOUNTING ESTIMATES

The preparation of financial statements in conformity with professional accounting standards requires the Company to make accounting estimates that affect the reported amounts of assets and liabilities and the disclosure of contingent assets and liabilities at the date of the financial statements and the reported amounts of revenues and expenses during the reporting period. The making of such estimates involves tgs using assumptions and presumptions that are based on a number of factors, including past trends, events known at the date of issuance of these financial statements, and expectations of future events and their outcomes.

5.a) Impairment of PPE

As mentioned in Note 4.j), management periodically evaluates the existence of significant events or changes that could have an adverse effect on the Company or will take place in the near future that could affect the recoverable amount of PPE. These evaluations are performed at the lowest level for which identifiable cash flows exist, i.e., for each CGU. The Management considers each business segment as a CGU.

When assessing whether an impairment indicator may exist, tgs evaluates both internal and external sources of information, such as the following:

•Whether significant decreases in the market values of PPE elements took place.

•Whether prices of the main products and services that are marketed decreased.

•Whether significant changes in the regulatory framework were introduced.

•Whether operating costs suffered a materially increase.

•Whether evidence of obsolescence or physical damage has occurred.

•Whether the macroeconomic situation in which tgs carries out its activities, including significant variations in the sale prices of products, raw materials, interest rates, etc, has worsen.

If any indication of impairment exists, the Company estimates the recoverable amount of the CGU.

The recoverable amount of a CGU is the higher of: (i) its fair value less costs of disposal; and (ii) its value in use. When the carrying amount of a CGU exceeds its recoverable amount, the CGU is considered impaired and is written down to its recoverable amount. Given the nature of the Company’s activities, information regarding the fair value less costs of disposal of an asset or CGU is generally difficult to obtain unless negotiations with potential buyers or similar

English translation of the original prepared in Spanish for publication in Argentina

TRANSPORTADORA DE GAS DEL SUR S.A.

NOTES TO THE CONSOLIDATED FINANCIAL STATEMENTS

AS OF DECEMBER 31, 2025 AND COMPARATIVE INFORMATION

(Stated in thousands of pesos as described in Note 3, unless otherwise stated)

_____________________________________________________________________________________________________

transactions are taking place. Consequently, unless otherwise indicated, the recoverable amount used in the impairment assessment is the value in use.

The value in use is calculated based on the basis of discounted future cash flows. The projected cash flows are prepared taking into account significant assumptions relating to: discount rate, estimates of future tariff adjustments and the recognition of cost adjustments and expected macroeconomic variables such as inflation and foreign exchange rates. The discount rate is based on a weighted average cost of capital ("WACC").

The value in use of PPE is sensitive to significant changes in the assumptions applied, and in particular, the natural gas transportation CGU has historically shown greater sensitivity to changes in economic and regulatory conditions.

As a result of the 675% tariff increase granted by ENARGAS effective April 1, 2024, and the subsequent monthly increases, as of December 31, 2024, the Company’s management recognized a reversal of previously recorded impairment in property, plant and equipment corresponding to this CGU in the amount of Ps. 52,126,669, within the “Gas pipelines,” “Compressor plants,” “Other industrial plants,” “Pressure regulation and/or measurement stations,” and “Other technical facilities” categories. The reversal was recognized under “Reversal of impairment of property, plant and equipment” in the Consolidated Statement of Comprehensive Income for the year then ended.

The projections used in calculating the recoverable amount of this CGU as of December 31, 2024, considered different weighted alternatives related to: (i) the status of the negotiations with the Argentine Government at that time, (ii) the contractual rights arising from the License, (iii) Management’s expectations regarding the transitional tariff increase to be granted until the new Five‑Year Tariff Review (“FYTR”) was completed, (iv) Management’s expectations regarding the outcome of the new FYTR process, and (v) the impact of a cost‑monitoring mechanism that would allow for semiannual adjustments to the applicable tariffs.

In April 2025, the FYTR process was completed, through which the Company obtained the tariff‑adjustment framework for the next five years, as well as the determination of other relevant variables for the execution of its natural gas transportation business (see Note 17).

The carrying amount of the natural gas transportation CGU as of December 31, 2025 amounts to Ps. 1,667,840,105. During the year, in order to assess the existence of impairment indicators, the Company analyzed a series of assumptions and judgments based on information from both internal and external sources, such as tariff increases and the recognition of cost adjustments, as well as the behavior of macroeconomic variables including discount rates and market rates.

As of December 31, 2025, the Company has not identified any indicators of impairment of its PPE.

5.b) Provisions for legal and other claims

The Company has recorded certain contingent liabilities related to legal, judicial or extrajudicial actions, claims and administrative proceedings, including those of a legal and regulatory nature. The Company records liabilities when their occurrence is probable and when a reliable estimate of their amount can be made. Provisions are based on events known to the Company at the date of issuance of its financial statements, their probability of occurrence, its estimates of the outcome of such matters and the experience of its legal advisors in contesting, litigating and settling other matters. To the extent that there are more elements of judgment that allow improving the evaluation of contingencies, there will be changes in the estimates of future charges, which could have an impact on the Company's future results and its economic and/or financial situation.

English translation of the original prepared in Spanish for publication in Argentina

TRANSPORTADORA DE GAS DEL SUR S.A.

NOTES TO THE CONSOLIDATED FINANCIAL STATEMENTS

AS OF DECEMBER 31, 2025 AND COMPARATIVE INFORMATION

(Stated in thousands of pesos as described in Note 3, unless otherwise stated)

_____________________________________________________________________________________________________

6.SUPPLEMENTAL CASH FLOW INFORMATION

For purposes of the consolidated statement of cash flows, the Company considers all highly liquid temporary investments with an original maturity of three months or less at the time of purchase to be cash equivalents. The Cash Flow Statement has been prepared using the indirect method, which requires a series of adjustments to reconcile net income for the period to net cash flows from operating activities.

Non-cash investing and financing activities for the years ended December 31, 2025, 2024 and 2023 are presented below:

Note 13 to these Consolidated Financial Statements includes a reconciliation between the opening and closing balance of the financial liabilities arising from financing activities.

7.CONSOLIDATED BUSINESS SEGMENT INFORMATION

IFRS 8 “Operating Segments” requires an entity to report financial and descriptive information about its reportable segments, which are operating segments or aggregations of operating segments that meet specified criteria. Operating segments are components of an entity about which separate financial information is available that is evaluated regularly by the chief operating decision maker (“CODM”) in deciding how to allocate resources and in assessing performance. The Company’s CODM is the Board of Directors.

The Company analyzes its businesses into four segments: (i) Natural Gas Transportation Services, subject to ENARGAS regulations, (ii) Liquids Production and Commercialization, (iii) Midstream and (iv) Telecommunications. These last three business segments are not regulated by ENARGAS. Liquids Production and Commercialization business segment is regulated by the SE.

Non-current assets are mostly located in the entity´s country of domicile.

English translation of the original prepared in Spanish for publication in Argentina

TRANSPORTADORA DE GAS DEL SUR S.A.

NOTES TO THE CONSOLIDATED FINANCIAL STATEMENTS

AS OF DECEMBER 31, 2025 AND COMPARATIVE INFORMATION

(Stated in thousands of pesos as described in Note 3, unless otherwise stated)

_____________________________________________________________________________________________________

Detailed information on each business segment for the years ended December 31, 2025, 2024 and 2023 is disclosed below:

English translation of the original prepared in Spanish for publication in Argentina

TRANSPORTADORA DE GAS DEL SUR S.A.

NOTES TO THE CONSOLIDATED FINANCIAL STATEMENTS

AS OF DECEMBER 31, 2025 AND COMPARATIVE INFORMATION

(Stated in thousands of pesos as described in Note 3, unless otherwise stated)

_____________________________________________________________________________________________________

8.DETAIL OF SIGNIFICANT STATEMENT OF FINANCIAL POSITION AND STATEMENT OF COMPREHENSIVE INCOME CAPTIONS

8.a) Other receivables

8.b) Trade receivables

The movement of the impairment of financial assets is as follows:

English translation of the original prepared in Spanish for publication in Argentina

TRANSPORTADORA DE GAS DEL SUR S.A.

NOTES TO THE CONSOLIDATED FINANCIAL STATEMENTS

AS OF DECEMBER 31, 2025 AND COMPARATIVE INFORMATION

(Stated in thousands of pesos as described in Note 3, unless otherwise stated)

_____________________________________________________________________________________________________

8.c) Cash and cash equivalents

8.d) Contract liabilities

During fiscal years 2025, 2024 and 2023, the Company recognized Ps. 11,031,192, Ps. 10,726,389 and Ps. 11,707,811, respectively, as revenues from contracts with customers in the Statement of Comprehensive Income, which had been included in the balance at the beginning of each year.

Revenues related to the contract liabilities will be recognized in the Statement of Comprehensive Income in accordance with the schedule stipulated with the customers for the provision of the service, which will be completed between 2026 and 2053.

8.e) Other payables

8.f) Taxes payables

English translation of the original prepared in Spanish for publication in Argentina

TRANSPORTADORA DE GAS DEL SUR S.A.

NOTES TO THE CONSOLIDATED FINANCIAL STATEMENTS

AS OF DECEMBER 31, 2025 AND COMPARATIVE INFORMATION

(Stated in thousands of pesos as described in Note 3, unless otherwise stated)

_____________________________________________________________________________________________________

8.g) Trade payables

8.h) Revenues

Disaggregation of revenues of goods and services

Below is a table in which revenues are disaggregated considering the type of market and the opportunity to satisfy performance obligations:

English translation of the original prepared in Spanish for publication in Argentina

TRANSPORTADORA DE GAS DEL SUR S.A.

NOTES TO THE CONSOLIDATED FINANCIAL STATEMENTS

AS OF DECEMBER 31, 2025 AND COMPARATIVE INFORMATION

(Stated in thousands of pesos as described in Note 3, unless otherwise stated)

_____________________________________________________________________________________________________

Detailed information of revenues on each business segment for the years ended December 31, 2025, 2024 and 2023 is disclosed below:

➢Natural Gas Transportation:

➢Liquids Production and Commercialization:

➢Midstream:

8.i) Cost of sales

English translation of the original prepared in Spanish for publication in Argentina

TRANSPORTADORA DE GAS DEL SUR S.A.

NOTES TO THE CONSOLIDATED FINANCIAL STATEMENTS

AS OF DECEMBER 31, 2025 AND COMPARATIVE INFORMATION

(Stated in thousands of pesos as described in Note 3, unless otherwise stated)

8.j) Expenses by nature – Information required under art. 64 paragraph I, clause B) Commercial Companies Law for the years ended December 31, 2025, 2024 and 2023

English translation of the original prepared in Spanish for publication in Argentina

TRANSPORTADORA DE GAS DEL SUR S.A.

NOTES TO THE CONSOLIDATED FINANCIAL STATEMENTS

AS OF DECEMBER 31, 2025 AND COMPARATIVE INFORMATION

(Stated in thousands of pesos as described in Note 3, unless otherwise stated)

English translation of the original prepared in Spanish for publication in Argentina

TRANSPORTADORA DE GAS DEL SUR S.A.

NOTES TO THE CONSOLIDATED FINANCIAL STATEMENTS

AS OF DECEMBER 31, 2025 AND COMPARATIVE INFORMATION

(Stated in thousands of pesos as described in Note 3, unless otherwise stated)

English translation of the original prepared in Spanish for publication in Argentina

TRANSPORTADORA DE GAS DEL SUR S.A.

NOTES TO THE CONSOLIDATED FINANCIAL STATEMENTS

AS OF DECEMBER 31, 2025 AND COMPARATIVE INFORMATION

(Stated in thousands of pesos as described in Note 3, unless otherwise stated)

8.k) Net financial results

In accordance with the provisions of IAS 29, we opted to present the gain on the monetary position in a single line included in the financial results. This presentation implies that the nominal values of the financial results have been adjusted for inflation. The real values of financial results are different from the components of financial results presented above.

8.l) Other operating results, net

8.m) Financial assets at amortized cost

English translation of the original prepared in Spanish for publication in Argentina

TRANSPORTADORA DE GAS DEL SUR S.A.

NOTES TO THE CONSOLIDATED FINANCIAL STATEMENTS

AS OF DECEMBER 31, 2025 AND COMPARATIVE INFORMATION

(Stated in thousands of pesos as described in Note 3, unless otherwise stated)

8.n) Financial assets at fair value through profit or loss

8.o) Payroll and social security taxes payable

9.INVESTMENTS IN ASSOCIATES

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TRANSPORTADORA DE GAS DEL SUR S.A.

NOTES TO THE CONSOLIDATED FINANCIAL STATEMENTS

AS OF DECEMBER 31, 2025 AND COMPARATIVE INFORMATION

(Stated in thousands of pesos as described in Note 3, unless otherwise stated)

10.JOINT ARRANGEMENTS

tgs jointly with SACDE applied for the public tender launched by the Argentine Government for the construction of a connection pipeline in the province of Santa Fe. This tender was finally obtained by the UT whose sole purpose is the execution of such works. For further information, see Note 23.

The Company participates in the UT in a percentage of 51% on the rights of the assets and on the obligations related to them. tgs consolidates line by line assets, liabilities and results of the UT based on the aforementioned percentage of participation.

The breakdown of the amounts included in the Statements of Financial Position related to the Company's participation in the UT as of December 31, 2025 and 2024 and its results as of December 31, 2025, 2024 and 2023 is the following:

11.SHARE OF PROFIT / (LOSS) FROM ASSOCIATES

41

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TRANSPORTADORA DE GAS DEL SUR S.A.

NOTES TO THE CONSOLIDATED FINANCIAL STATEMENTS

AS OF DECEMBER 31, 2025 AND COMPARATIVE INFORMATION

(Stated in thousands of pesos as described in Note 3, unless otherwise stated)

12.PROPERTY, PLANT AND EQUIPMENT

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TRANSPORTADORA DE GAS DEL SUR S.A.

NOTES TO THE CONSOLIDATED FINANCIAL STATEMENTS

AS OF DECEMBER 31, 2025 AND COMPARATIVE INFORMATION

(Stated in thousands of pesos as described in Note 3, unless otherwise stated)

English translation of the original prepared in Spanish for publication in Argentina

TRANSPORTADORA DE GAS DEL SUR S.A.

NOTES TO THE CONSOLIDATED FINANCIAL STATEMENTS

AS OF DECEMBER 31, 2025 AND COMPARATIVE INFORMATION

(Stated in thousands of pesos as described in Note 3, unless otherwise stated)

The following is the composition of the resulting net value of Property, plant and equipment as of December 31, 2025 and 2024:

As of December 31, 2025 and 2024, Property, plant and equipment contains the following assets for right of use:

The depreciations recorded in the years 2025, 2024 and 2023 of the right-of-use assets correspond to the following:

The right to use these assets expires in September 2026 and December 2027.

13.LOANS

Short-term and long-term loans as of December 31, 2025 and 2024 comprise the following:

Loans are totally denominated in US dollars.

English translation of the original prepared in Spanish for publication in Argentina

TRANSPORTADORA DE GAS DEL SUR S.A.

NOTES TO THE CONSOLIDATED FINANCIAL STATEMENTS

AS OF DECEMBER 31, 2025 AND COMPARATIVE INFORMATION

(Stated in thousands of pesos as described in Note 3, unless otherwise stated)

The activity of the loans as of December 31, 2025, 2024, and 2023 is the following:

The maturities of current and non-current financial debt, net of issuance expenses, as of December 31, 2025 are as follows:

   Description of the Company's indebtedness as of December 31, 2025

Notes

General description

On October 11, 2023, CNV approved the extension of the maximum amount of the Global Notes Program from US$ 1,200 million to US$ 2,000 million and the extension of the validity period of the Program for an additional 5 years from the expiration of the term, with the new expiration of the Program being January 3, 2029.

Class 3 Notes (“2031 Notes”)

On July 24, 2024, within the framework of the 2024 Program, the Company issued the 2031 Notes in accordance with the following characteristics:

English translation of the original prepared in Spanish for publication in Argentina

TRANSPORTADORA DE GAS DEL SUR S.A.

NOTES TO THE CONSOLIDATED FINANCIAL STATEMENTS

AS OF DECEMBER 31, 2025 AND COMPARATIVE INFORMATION

(Stated in thousands of pesos as described in Note 3, unless otherwise stated)

The proceeds from the issuance of the 2031 Notes amounted to US$ 483,688,800, net of issuance discount. The Company used the net proceeds received to make a purchase and redemption of the 2018 Notes.

Class 4 Notes (“2035 Notes”)

On November 20, 2025, within the framework of the 2024 Program, the Company proceeded to issue the 2035 Notes in accordance with the following characteristics:

The proceeds from the issuance of the 2035 Notes amounted to US$ 491,505,000, net of issuance discount. The funds will be used for general purposes, including the expansion of the GPM and the final sections of the tgs transportation system.

Covenants

As of December 31, 2025, the Company has complied with a series of restrictions derived from its current financial agreements, which include, among others, those related to obtaining new loans, payment of dividends, granting of guarantees, disposal of certain assets and transactions with related parties.

The Company may contract new debts under the following conditions, among others:

a.To the extent that after contracting the new debt (i) the consolidated coverage ratio (ratio between consolidated EBITDA (consolidated income before financial results, income tax, depreciation and amortization) and consolidated interest) is equal to or greater than 2.0:1; and (ii) the consolidated debt ratio (ratio between consolidated debts and consolidated EBITDA) is equal to or less than 3.50:1.

b.For the refinancing of outstanding financial debt.

c.Originated by customer advances.

The Company may pay dividends under the following conditions: (i) the Company is not in default under 2031 Notes, and (ii) immediately after any dividend payment, the Company may incur new debts according to the provisions in point a. of the preceding paragraph.

As of December 31, 2025, the Company and its subsidiary are in compliance with the covenants established in all of their financial debt.

As of the date of issuance of these Financial Statements, the application of the funds obtained from the issuance of 2035 Notes is still pending.

English translation of the original prepared in Spanish for publication in Argentina

TRANSPORTADORA DE GAS DEL SUR S.A.

NOTES TO THE CONSOLIDATED FINANCIAL STATEMENTS

AS OF DECEMBER 31, 2025 AND COMPARATIVE INFORMATION

(Stated in thousands of pesos as described in Note 3, unless otherwise stated)

Bank loans and other loans

The following table shows the details of other financial indebtedness as of December 31, 2025:

As of December 31, 2025, of the total amount of these loans, Ps. 202,495,583 are secured by time deposits included under “Current Financial Assets at Amortized Cost”.

During the fiscal year ended December 31, 2025, the Company incurred new loans, other than Notes, for Ps. 181,595,570.

Additionally, repayments amounting to Ps. 582,140 were made.

Lease liabilities

It corresponds to the financing obtained for the acquisition of the assets corresponding to the treatment and compression plant located in the Río Neuquén area. Said agreement was entered into on August 11, 2016, with Petrobras (currently Pampa Energía) and consists of the payment of 119 consecutive monthly installments of US$ 623,457 without taxes and a purchase option for the same amount payable at the end of the 120th month of validity of the agreement. contract.

In January 2023, the Company entered into a new lease liability for Ps. 5,155,167. It is denominated in US dollars, payable in fixed monthly installments until December 2027.

The following table sets reconciliation between the total of future minimum lease payments as of December 31, 2025, and their present book value:

English translation of the original prepared in Spanish for publication in Argentina

TRANSPORTADORA DE GAS DEL SUR S.A.

NOTES TO THE CONSOLIDATED FINANCIAL STATEMENTS

AS OF DECEMBER 31, 2025 AND COMPARATIVE INFORMATION

(Stated in thousands of pesos as described in Note 3, unless otherwise stated)

14.INCOME TAX AND DEFERRED TAX

Tax adjustment for inflation

Law No. 27,468 establishes that in the net taxable income of the periods beginning on or after January 1, 2018, the adjustment for inflation obtained by the application of the income tax law may be deducted or incorporated into the tax result for the fiscal year. This adjustment will proceed only if the percentage variation in the IPC, will accumulate (a) a percentage higher than 100% in the 36 months prior to the end of the year, or (b) regarding the first, second and third fiscal year that starts from its effective date, an accumulated variation of the IPC that exceeds 55%, 30% or 15% of said 100%, respectively.

For the fiscal years ended December 31, 2025, 2024 and 2023, the CPI has exceeded the 100% threshold mentioned above, so the Company has measured the tax charge to earnings for the years ended December 31, 2025, 2024 and 2023 considering the application of the adjustment for fiscal inflation.

According to the Solidarity Law, the positive or negative result generated by the application of the inflation adjustment corresponding to the first and second fiscal year beginning on January 1, 2019 will be charged in a sixth in that fiscal period and the five sixths remaining in equal parts in the following 5 fiscal periods. As of January 1, 2021, 100% of the adjustment may be deducted/taxed in the year in which the effect is determined.

On November 16, 2022, the Senate of the Nation approved the 2023 budget bill under Law No. 27,701, which already had half a sanction from the Chamber of Deputies.

The 2023 budget law incorporates article 195 to the income tax law establishing that in the event that the adjustment for tax inflation is applicable and a positive adjustment (profits) arises from it, the first and second fiscal years starting on 1 January 2022 inclusive, they may allocate 1/3 in that fiscal period and the remaining 2/3, in equal parts, in the 2 immediately following fiscal periods. For the deferral to be appropriate, it will be necessary for companies to make an investment in the purchase, construction, manufacture, processing or definitive import of fixed assets (except automobiles), during each of the 2 fiscal periods immediately following that of the calculation of the first third of the period in question, for an amount equal to or greater than $30,000,000,000.

As of December 31, 2023, the Company projected investments in PPE in accordance with the requirements mentioned above, determining that the amounts exceed what is established by law.

Adjustment of acquisitions and investments made in fiscal years beginning on or after January 1, 2018

A cost adjustment mechanism is established for assets acquired or investments made in fiscal years beginning on or after January 1, 2018. The adjustment will be made based on the percentage variations of the WPI.

Deferred tax

The detail of the income tax charge for the years ended December 31, 2025, 2024 and 2023 is as follows:

English translation of the original prepared in Spanish for publication in Argentina

TRANSPORTADORA DE GAS DEL SUR S.A.

NOTES TO THE CONSOLIDATED FINANCIAL STATEMENTS

AS OF DECEMBER 31, 2025 AND COMPARATIVE INFORMATION

(Stated in thousands of pesos as described in Note 3, unless otherwise stated)

The analysis of deferred tax assets and liabilities is as follows:

The components of deferred tax assets and liabilities as of December 31, 2025, 2024 and 2023 is as follows:

Below is a reconciliation between the income tax charged to results for the years ended December 31, 2025, 2024 and 2023 and that which would result from applying the current tax rate on net income before income tax for the exercise:

English translation of the original prepared in Spanish for publication in Argentina

TRANSPORTADORA DE GAS DEL SUR S.A.

NOTES TO THE CONSOLIDATED FINANCIAL STATEMENTS

AS OF DECEMBER 31, 2025 AND COMPARATIVE INFORMATION

(Stated in thousands of pesos as described in Note 3, unless otherwise stated)

15.EVOLUTION OF PROVISIONS

Provisions are included in current liabilities.

16.FINANCIAL RISK MANAGEMENT

16.1 Financial risk factors

For the purpose of managing financial risks, the Company’s Management has established a set of risk management policies designed to mitigate its exposure to the financial risks arising from its operations, including market risk (including foreign exchange risk, interest rate risk, and commodity price risk), credit risk and liquidity risk.

The Company's risk management framework establishes that a risk map is determined that measures the potential impact of each of them on the financial situation and results of operations. Based on this, the Executive Officers are responsible for defining the policies, procedures, limits and measures aimed at mitigating the impact of said risks.

The sensitivity analyzes included below are based on the change in one of the factors while all others remain constant. In practice, this is unlikely to happen, and changes in several factors can be correlated, for example, in variations in the interest rate and variations in the foreign currency exchange rate.

Sensitivity analysis only provides limited vision, at one point in time. The actual impact on the Company's financial instruments could vary significantly with respect to the impact shown in the sensitivity analysis.

English translation of the original prepared in Spanish for publication in Argentina

TRANSPORTADORA DE GAS DEL SUR S.A.

NOTES TO THE CONSOLIDATED FINANCIAL STATEMENTS

AS OF DECEMBER 31, 2025 AND COMPARATIVE INFORMATION

(Stated in thousands of pesos as described in Note 3, unless otherwise stated)

16.1.1 Risk associated with exchange rates

Exchange rate risk management

In view of the main impacts of the aforementioned situation and those detailed in Note 1 to these Consolidated Financial Statements, the Company has implemented a series of measures to mitigate their impact. In this sense, the Company's Management permanently monitors the evolution of the situations that affect its business, in order to determine the possible actions to be taken and identify the eventual impacts on its equity and financial situation. The Company considers that its current financial position will allow it to comply, in the short term, with its foreign currency commitments. The Company's financial statements should be read in light of these circumstances.

The Company is primarily exposed to the fluctuation of the exchange rate of the U.S. dollar against the Argentine Peso due to the fact that almost its entire financial indebtedness is denominated in U.S. dollars. The exposure to other currencies is not significant.

As regards to the revenue derived from the Natural Gas Transportation segment, the tariffs charged by the Company are currently denominated in Argentine pesos. On the other hand, revenues in US dollars derived from the Liquids Production and Commercialization segment accounted for approximately 86% of the segment’s total revenues for the years ended December 31, 2025, 2024 and 2023. Total operating cost denominated in Argentine Pesos accounted for 70%, 74% and 81% for the years ended December 31, 2025, 2024 and 2023, respectively.

As of December 31, 2025, 2024 and 2023, 48%, 44% and 35% of total revenues are denominated in Argentine, respectively.

tgs' financial risk management policies are defined with the objective of mitigating the impact of exchange rate fluctuations on the Company's foreign currency position. To this end, alternative investment evaluations are regularly carried out to diversify tgs' investment portfolio among instruments denominated in U.S. dollars or, although denominated in Argentine pesos, to obtain positive returns in real terms.

Additionally, if deemed appropriate, the Company enters into derivative financial instruments that allow hedging the fluctuation of the U.S. dollar on the positions in such currency in the long term.

However, the Company, in order to mitigate the impact on the future variation of the exchange rate, has placed funds in assets denominated in U.S. dollars. As of December 31, 2025 and 2024, 83% and 81% of the Company's fund placements are denominated in U.S. dollars, respectively.

For further information regarding the Company's foreign currency position see "Note 18. Foreign currency assets and liabilities".

Management of the Company estimates that, based on the net asset / liability position as of December 31, 2025 and 2024, a 10% appreciation in the exchange rate of the U.S. dollar against the Argentine peso, with all other economic-financial variables stable, could have resulted in a pre-tax (loss) / income of (Ps. 17,398,781) and Ps.14,153,193, respectively. A 10% depreciation of the U.S. dollar against the Argentine peso would have an equal and opposite effect on the Statement of Comprehensive Income. This sensitivity analysis is theoretical as the actual impacts could differ significantly and vary over time.

English translation of the original prepared in Spanish for publication in Argentina

TRANSPORTADORA DE GAS DEL SUR S.A.

NOTES TO THE CONSOLIDATED FINANCIAL STATEMENTS

AS OF DECEMBER 31, 2025 AND COMPARATIVE INFORMATION

(Stated in thousands of pesos as described in Note 3, unless otherwise stated)

In order to mitigate the exchange rate risk, during fiscal year 2025, tgs entered into both forward purchase operations of US dollars, as well as investments in mutual funds linked to the US dollar in order to hedge exposure to the risk associated with the exchange rate that derives from its financial debt.

16.1.2 Interest rate risk

Interest rate risk management seeks to reduce financial costs and limit the Company's exposure to increases in interest rates. tgs' exposure to risks associated with interest rate variations is limited given that all of its financial debt is subject to fixed interest rates. Information regarding the Company's financing is disclosed in Note 13.

In addition, the main objective of the Company's financial investment activities is to obtain the highest return by investing in low-risk and highly liquid instruments. The Company maintains a portfolio of cash equivalents and short-term investments comprised of investments in mutual funds and deposits in interest-bearing bank accounts, public and private securities. The risk of these instruments is low since they are mostly short-term and highly liquid in recognized financial institutions.

As a consequence of the application of IAS 29, maintaining monetary assets generates loss of purchasing power, provided that such items are not subject to an adjustment mechanism that compensates to some extent the loss of purchasing power. This loss of purchasing power is included in the result of the period under gain on the net monetary position. On the contrary, maintaining monetary liabilities generates a gain in purchasing power, which are also included in such line item.

The Company's risk management policies are defined with the objective of reducing the impact of the loss of purchasing power. During the 2025, 2024 and 2023 fiscal years the Company has maintained an asset net monetary position. As a consequence, tgs has recorded a net gain from exposure to inflation in the monetary items.

The following table shows a breakdown of the Company’s fixed-rate and floating-rate financial assets and liabilities as of December 31, 2025 and 2024:

In view of the nature of the Company’s financial assets which bear variable interest, an immediate 100 basis points decrease in the interest rate would not have a significant impact on the total value of the financial assets.

16.1.3 Commodity price risk

Commercial operations performed by the Company in its Liquids Production and Commercialization business segment are affected by a number of factors beyond its control, including changes in the international prices of the products sold, and government regulations on prices, taxes and other charges, among others.

The sales prices of exported propane, butane and natural gasoline are determined according to international reference prices (Mont Belvieu for propane and butane and NWE ARA for natural gasoline). Additionally, most of the total sales of propane and

English translation of the original prepared in Spanish for publication in Argentina

TRANSPORTADORA DE GAS DEL SUR S.A.

NOTES TO THE CONSOLIDATED FINANCIAL STATEMENTS

AS OF DECEMBER 31, 2025 AND COMPARATIVE INFORMATION

(Stated in thousands of pesos as described in Note 3, unless otherwise stated)

butane that are made in the domestic market are made at prices set by the Secretary of Energy for the different market segments.

These prices have historically fluctuated in response to macroeconomic conditions and changes in supply and demand, which could affect tgs' profitability.

Based on volume of sales for the years ended December 31, 2025, 2024 and 2023, tgs estimated that, other factors being constant, a decrease of US$ 50 per ton in the international price of LPG and natural gasoline, respectively, would have decrease the Company’s net comprehensive income in its Liquids Production and Commercialization segment in Ps. 26,940,381, Ps. 25,798,380 and Ps. 38,794,154, respectively. On the other hand, an increase of US$ 50 per ton in the international price would have had the opposite effect.

16.1.4 Credit risk

The Company’s exposures to credit risk takes the form of a loss that would be recognized if counterparties failed to, or were unable to, meet their payment obligations. These risks may arise in certain agreements in relation to amounts owed for physical product sales, the use of derivative instruments, and the investment of surplus cash balances. This risk mainly results from economic and financial factors or from a possible default of counterparty.

The Company is subject to credit risk arising from outstanding receivables, cash and cash equivalents and deposits with banks and financial institutions, and from the use of derivative financial instruments. The Company’s policy is to manage credit exposure to trading counterparties within defined trading limits.

Trade and other receivables

If any of the Company’s customers are independently rated, these ratings are used. Otherwise, if there is no independent rating, the Company assesses the credit quality of the customer taking into account its financial position, past experience and other factors. The Company may seek cash collateral, letter of credit or parent company guarantees, as considered appropriate.

As of December 31, 2025 and 2024, current and non-current trade receivables, net of impairment of financial assets, amounted to:

Likewise, as of December 31, 2025 and 2024, the Company has credits for government grants for Ps. 12,720,094 and Ps. 14,314,749, respectively.

English translation of the original prepared in Spanish for publication in Argentina

TRANSPORTADORA DE GAS DEL SUR S.A.

NOTES TO THE CONSOLIDATED FINANCIAL STATEMENTS

AS OF DECEMBER 31, 2025 AND COMPARATIVE INFORMATION

(Stated in thousands of pesos as described in Note 3, unless otherwise stated)

In the ordinary course of business, the Company provides natural gas transportation services mainly to natural gas distribution companies, CAMMESA and Pampa Energía. The amounts of revenues made to the principal customers to which Natural Gas Transportation services were provided in the years ended December 31, 2025, 2024 and 2023 and the revenues receivable balances (net of impairment of financial assets) as of December 31, 2025 and 2024 are set forth below:

The amounts of Liquids Production and Commercialization revenues made to major customers during the years ended December 31, 2025, 2024 and 2023 and revenues receivable balances (net of impairment of financial asstes) as of December 31, 2025 and 2024 are set forth below:

The amounts of Midstream revenues made to major customers during the years ended December 31, 2025, 2024 and 2023 and revenues receivable balances (net of impairment of financial assets) as of December 31, 2025 and 2024 are set forth below:

The amounts of Telecommunication revenues made to major customers during the years ended December 31, 2025, 2024 and 2023 and revenues receivable balances (net of impairment of financial assets) as of December 31, 2025 and 2024 are set forth below:

Cash and financial placements

The credit risk on cash and cash equivalents and other financial placements is limited since tgs has short-term fund placement policies whose main objective is to obtain an adequate return based on market characteristics and minimizing risk exposure. These placements are diversified in different financial institutions with adequate credit ratings in order to limit

English translation of the original prepared in Spanish for publication in Argentina

TRANSPORTADORA DE GAS DEL SUR S.A.

NOTES TO THE CONSOLIDATED FINANCIAL STATEMENTS

AS OF DECEMBER 31, 2025 AND COMPARATIVE INFORMATION

(Stated in thousands of pesos as described in Note 3, unless otherwise stated)

exposure to a few financial institutions. The Company's maximum exposure to credit risk will be given by the carrying value of assets included in cash and cash equivalents and other financial assets measured at amortized cost.

Below is a detail of the maturities of the financial assets included in (i) cash and cash equivalents, (ii) other financial assets, (iii) trade receivables, and (iv) other receivables as of December 31, 2025 and 2024:

English translation of the original prepared in Spanish for publication in Argentina

TRANSPORTADORA DE GAS DEL SUR S.A.

NOTES TO THE CONSOLIDATED FINANCIAL STATEMENTS

AS OF DECEMBER 31, 2025 AND COMPARATIVE INFORMATION

(Stated in thousands of pesos as described in Note 3, unless otherwise stated)

16.1.5 Liquidity risk

This risk involves the difficulties that tgs may have in meeting its commercial and financial obligations. To this end, the expected cash flow is regularly monitored.

tgs has policies for borrowing funds whose main objective is to cover financing needs at the lowest cost according to market conditions. One of the Company's main objectives is to have financial solvency. Given the current conditions of the financial market, the Company believes that the availability of resources and the positive cash flow from operations are sufficient to meet its current obligations, despite having credit lines for borrowing funds.

Additionally, a methodology is used for the analysis and assignment of credit limits to the different financial entities in order to minimize the associated liquidity risk. In line with this, the Company invests its liquid funds in financial entities with an adequate credit rating.

Below is a detail of the maturities of the Company's financial liabilities corresponding to: commercial debts, remunerations, other debts and financial debts as of December 31, 2025 and 2024. The amounts presented in the tables represent contractual undiscounted cash flows and, therefore, do not correspond to the amounts presented in the statement of financial position. These estimates are made on the basis of information available at the end of each year and may not reflect actual amounts in the future. Therefore, the amounts shown are provided for illustrative purposes only:

English translation of the original prepared in Spanish for publication in Argentina

TRANSPORTADORA DE GAS DEL SUR S.A.

NOTES TO THE CONSOLIDATED FINANCIAL STATEMENTS

AS OF DECEMBER 31, 2025 AND COMPARATIVE INFORMATION

(Stated in thousands of pesos as described in Note 3, unless otherwise stated)

16.1.6 Capital management risk

The Company's objectives in managing capital are to safeguard the Company's ability to continue as a going concern, to achieve an optimal cost of capital structure and to support the investment process in order to provide returns to shareholders and benefits to other stakeholders.

tgs seeks to maintain a level of cash generation from its operating activities that will enable it to meet all of its commitments.

The Company monitors capital on the basis of the leverage ratio. This ratio is calculated as total financial debt (including "current financial debt" and "non-current financial debt" as shown in the Statement of Financial Position) divided by total capital. Total capital is calculated as "Shareholders' Equity", as shown in the Statement of Changes in Shareholders' Equity, plus total financial debt.

During the years ended December 31, 2025 and 2024, the gearing ratio was as follows:

16.2 Financial instruments by category and level of hierarchy

16.2.1 Categorization of financial instruments

Accounting policies for the categorization of financial instruments were explained in Note 4.e. In accordance with IFRS Accounting Standards 7 and 9, and IAS 32, non-financial assets and liabilities, such as contract and supplier liabilities, tax and social charges, income tax and deferred income tax are not included.

English translation of the original prepared in Spanish for publication in Argentina

TRANSPORTADORA DE GAS DEL SUR S.A.

NOTES TO THE CONSOLIDATED FINANCIAL STATEMENTS

AS OF DECEMBER 31, 2025 AND COMPARATIVE INFORMATION

(Stated in thousands of pesos as described in Note 3, unless otherwise stated)

The categorization of financial assets and liabilities as of December 31, 2025 and 2024 is included below:

16.2.2 Fair value measurement hierarchy and estimates

According to IFRS 13, the fair value hierarchy introduces three levels of inputs based on the lowest level of input significant to the overall fair value. These levels are:

•Level 1: includes financial assets and liabilities whose fair values are estimated using quoted prices (unadjusted) in active markets for identical assets and liabilities. The instruments included in this level primarily include balances in mutual funds and public or private bonds

English translation of the original prepared in Spanish for publication in Argentina

TRANSPORTADORA DE GAS DEL SUR S.A.

NOTES TO THE CONSOLIDATED FINANCIAL STATEMENTS

AS OF DECEMBER 31, 2025 AND COMPARATIVE INFORMATION

(Stated in thousands of pesos as described in Note 3, unless otherwise stated)

listed on the Bolsas y Mercados Argentinos S.A. (“BYMA”). Mutual funds mainly invest in highly liquid instruments with low price risk.

•Level 2: includes financial assets and liabilities whose fair value is estimated using different assumptions quoted prices included within Level 1 that are observable for the asset or liability, either directly (i.e. as prices) or indirectly (for example, derived from prices). Within this level, the Company includes those derivate financial instruments for which it was not able to find an active market.

•Level 3: includes financial instruments for which the assumptions used in estimating fair value are not based on observable market information.

During 2025 and 2024, there were no transfers between the different hierarchies used to determine the fair value of the Company's financial instruments or reclassifications between categories of financial instruments.

The tables below show different assets at their fair value classified by hierarchy as of December 31, 2025 and 2024:

The fair value amount of the financial assets is the price that would be received to sell an asset or paid to transfer a liability in an orderly transaction between market participants at the measurement date.

As of December 31, 2025, the carrying amount of certain financial instruments used by the Company, in cash, cash equivalents, other investments, accounts receivable and payable and short-term obligations is representative of fair value due to the short-term nature of these instruments.

The estimated fair value of Non-current loans is estimated based on quoted market prices. The following table reflects the carrying amount and estimated fair value of the 2031 Notes and 2035 Notes at December 31, 2025, based on their quoted market price:

English translation of the original prepared in Spanish for publication in Argentina

TRANSPORTADORA DE GAS DEL SUR S.A.

NOTES TO THE CONSOLIDATED FINANCIAL STATEMENTS

AS OF DECEMBER 31, 2025 AND COMPARATIVE INFORMATION

(Stated in thousands of pesos as described in Note 3, unless otherwise stated)

17. REGULATORY FRAMEWORK

a.Regulatory framework of the Natural Gas Transportation Segment

General Aspects

Regarding tgs’ Natural Gas Transportation business, it is regulated by Law No. 24,076 (“the Natural Gas Act”), its regulatory Decree No. 1,738/92 and the Regulatory framework for the transportation and distribution of natural gas in Argentina. The Natural Gas Act created ENARGAS, which is entitled, among other things, to set the basis for the calculation, monitoring, approval of tariffs and the power to verify compliance with the Natural Gas Law and its regulations. On January 28, 2016, Resolution No. 7 of the Ministry of Energy and Mining (“MINEM”) of Argentina repealed the Resolution 2000/2005 of the former Ministry of Federal Planning, Public Investment and Services (“ex MPFIPyS”) which provided that all tariff increases should have the prior intervention of the Undersecretary of Coordination and Management Control.

tgs´ License has been granted for an original period of 35 years beginning on December 28, 1992. However, the Natural Gas Act provides that tgs may apply to ENARGAS for a renewal of its license for an additional period of ten years. ENARGAS should evaluate at that time the performance of tgs and raise a recommendation to the Executive Branch. At the end of the period of validity of the license, 35 or 45, as appropriate, the Natural Gas Act requires a call for a new tender for the granting of a new license, in which tgs, provided the Company fulfilled substantially with the obligations resulting from the license, would have the option of matching the best offer that the Government received in this bidding process.

On September 8, 2023, the Company submitted to ENARGAS a request to initiate the procedure established in Article 6 of the Natural Gas Law in order to renew the License for providing the public natural gas transportation service. On June 13, 2024, ENARGAS issued a technical and legal report concluding that the Company had fully complied with its obligations, which enabled the holding of the non-binding public hearing on October 21, 2024 and the subsequent recommendation to the National Executive Branch (NEB). As a result, on July 24, 2025, through Decree No. 495/2025, the NEB granted an extension of the License for an additional 20-year period, effective as of December 28, 2027.

Tariff situation

Prior the enactment of the Public Emergency Law, and according to the Regulatory Framework, transportation tariffs were to be calculated in US dollars and converted into Argentine pesos at the time the customer was billed using the exchange rate prevailing at the date of the billing. The basic natural gas transportation tariffs charged by tgs had been established at the time of the privatization of GdE and were to be adjusted, subject to prior authorization, in the following cases: (i) semi-annually to reflect changes in the US producer price index (“PPI”) and (ii) every five years according to efficiency and investment factors determined by ENARGAS. The “efficiency factor” was a reduction to the base tariff resulting from future efficiency programs while the “investment factor” increased the tariffs to compensate the licensees for future investments which were not repaid through tariffs. Also, subject to ENARGAS approval, tariffs were to be adjusted to reflect non-recurrent circumstances or tax changes, other than income tax.

Following the enactment of the Public Emergency Law, the adjustment clauses for tariffs based on the value of the US dollar and those based on foreign price indexes, as well as any other indexing mechanism, were eliminated. Additionally, the law established an exchange rate of one Argentine peso equal to one US dollar for tariffs and granted the Executive Branch power to renegotiate public service contracts with the licensee companies according to certain criteria established therein. The law, after successive extensions, expired on December 31, 2017.

English translation of the original prepared in Spanish for publication in Argentina

TRANSPORTADORA DE GAS DEL SUR S.A.

NOTES TO THE CONSOLIDATED FINANCIAL STATEMENTS

AS OF DECEMBER 31, 2025 AND COMPARATIVE INFORMATION

(Stated in thousands of pesos as described in Note 3, unless otherwise stated)

Between July 2003 and March 2018, the Company received a series of temporary tariff increases under the framework of the Integral Tariff Review (“RTI” for its acronym in Spanish) process initiated after the Public Emergency Law was passed.

After being approved by the various intervening government agencies and the National Congress, the 2017 Integral Agreement signed on March 30, 2017 was ratified on March 27, 2018, through Decree No. 250/2018 (the “Decree 250”) of the Executive Branch. This decree represents the conclusion of the RTI process and the completion of the 2017 Transitional Agreement, and thus, the final renegotiation of the license after seventeen years of negotiations.

The 2017 Integral Agreement sets the guidelines for the provision of the natural gas transportation service until the end of the License. Among these guidelines:

•The RTI Process, which will culminate in the signing of the integral agreement, was approved. As a result of this RTI, a new tariff schedule was also approved. This new tariff schedule applicable to the Company determined a total tariff increase of 214.2% and 37%, in the event that it had been granted in a single installment as of April 1, 2017, on the tariff of the natural gas transportation service and the CAU, respectively.

•A Five-Year Investment Plan is approved. Resolution 4362 obliged tgs for the execution of the Five-Year Plan, which requires a high level of essential investments for the operation and maintenance of the pipeline system, to provide quality, safe and reliable service. The Five-Year Plan shall be for the period from April 1, 2017 to March 31, 2022 and will amount to Ps. 6,786,543, expressed in December 31, 2016 currency terms.

•A non-automatic six-month adjustment mechanism for the natural gas transportation tariff and the investment commitments were approved. This adjustment must be approved by ENARGAS and for its calculation, the evolution of the WPI published by INDEC will be considered.

•tgs and its shareholders must withdraw any claim against the Government related to the natural gas transportation business, including the arbitration proceedings before the ICSID. The Company desisted from it on June 26, 2018.

Semi-annual tariff increase

Following the completion of the RTI in 2018, the Company was entitled to apply semiannual adjustments based on the variation of the WPI. However, this mechanism was affected by deferrals and freezes imposed by the National Government. At the public hearing held on September 4, 2018, TGS requested a 30% increase based on the WPI variation, but ENARGAS granted an adjustment of 19.7% (Resolution No. 265/2018), effective as from October 2018. Subsequently, in April 2019, an increase of 26% was approved (Resolution No. 192/2019), while accumulated inflation during that period exceeded 47%, evidencing a significant mismatch.

As from October 2019, adjustments were deferred (Resolution No. 521/2019) and ultimately suspended by the Solidarity Law and complementary decrees, initiating a renegotiation process that extended beyond the established deadlines. During this period, public hearings were held (March 2021, January 2022, and January 2023), and transitional tariff regimes (RTT) were implemented, with limited increases compared to inflation: 60% in March 2022 and 95% in April 2023, while accumulated inflation between October 2019 and April 2023 exceeded 500%.

The failure to apply the semiannual adjustment methodology affected the economic and financial equation of the License and compelled the Company to file multiple administrative

English translation of the original prepared in Spanish for publication in Argentina

TRANSPORTADORA DE GAS DEL SUR S.A.

NOTES TO THE CONSOLIDATED FINANCIAL STATEMENTS

AS OF DECEMBER 31, 2025 AND COMPARATIVE INFORMATION

(Stated in thousands of pesos as described in Note 3, unless otherwise stated)

claims, including motions for reconsideration, challenges, and requests for compensation due to non-compliance with the regulatory framework. Furthermore, the resolutions issued imposed additional restrictions, such as the prohibition to distribute dividends without prior authorization, which limited corporate management. This context reflects the complexity of the regulatory process and its economic impact on investment planning and business sustainability.

Under Decrees 1020 and 815, on December 7, 2022, ENARGAS issued Resolution No. 523/2022 which called for a public hearing on January 4, 2023 to, among other issues, consider the transitory adjustment of tariffs for the public natural gas transportation service.

On March 16, 2023, the TGS Board of Directors approved the proposed addendum to the transitional renegotiation agreement (the "2023 Transition Agreement") sent by ENARGAS. This addendum was subsequently ratified by the PEN through Decree No. 250/2023 of April 29, 2023. Previously, on April 27, 2023, ENARGAS issued Resolution No. 186/2023 through which the new tables were published. current tariffs.

The 2023 Transition Agreement had similar conditions to the previous transitional agreements and included:

- As of April 29, 2023, a temporary rate increase of 95% on the natural gas transportation rate and the CAU.

- During its term, tgs could only distribute dividends after requesting authorization from ENARGAS, subject to the approval of the Ministry of Economy.

On December 14, 2023, through ENARGAS Resolution No. 704/2023, a public hearing was called to consider a transitional tariff adjustment. Subsequently, Decree No. 55/2023 declared the national energy sector emergency until December 31, 2024, which was extended on several occasions, postponing the completion of the Five-Year Tariff Review (5YTR) and providing for the intervention of ENARGAS as from January 1, 2024.

As a result of the public hearing held on January 8, 2024, on March 26, 2024, the 2024 Transitional Agreement was executed between tgs and ENARGAS, establishing a temporary 675% increase in natural gas transportation tariffs, effective as from April 3, 2024, pursuant to Resolution No. 112/2024.

Furthermore, tariffs were to be adjusted monthly, starting in May 2024 and until the completion of the RTQ process, based on an index composed of: (i) 47% Wage Index – Registered Private Sector (INDEC), (ii) 27.2% WPI, and (iii) 25.8% Construction Cost Index – Materials Chapter (INDEC). This agreement also removed the previous restriction on dividend payments.

During the months of May to July 2024, ENARGAS notified tgs that it would postpone the implementation of the monthly tariff adjustment. Likewise, it notified that it would replace the monthly adjustment methodology mentioned above for the remainder of 2024. According to the ENARGAS notification, the monthly tariff increase would be based on the expected inflation to be estimated by the Ministry of Economy for said periods.

On July 1, ENARGAS once again informed the Company of the postponement of the monthly tariff increase, this time corresponding to the month of July, maintaining the tariff schedules in effect since April 3, 2024.

During the year 2024 and the completion of the 5YTR process in the first quarter of 2025, the Company received tariff increases of 675%, 4%, 1%, 2.7%, 3.5%, 3%, 2.5%, 1.5% and 1.7%, effective from April 3, August 1, September 2, October 1, November 4, December 4, 2024 and January 1, February 1, and March 1, 2025, respectively.

English translation of the original prepared in Spanish for publication in Argentina

TRANSPORTADORA DE GAS DEL SUR S.A.

NOTES TO THE CONSOLIDATED FINANCIAL STATEMENTS

AS OF DECEMBER 31, 2025 AND COMPARATIVE INFORMATION

(Stated in thousands of pesos as described in Note 3, unless otherwise stated)

Completion of the 5YTR

It is worth noting that the operation of gas pipelines by tgs requires a high level of investment related to the quality, safety and reliability of the service. This is the reason why it is important to determine the tariff for the public service of natural gas transportation based on a prudent and efficient economic operation, which allows obtaining sufficient income for the provision of a sustainable, safe and reliable service.

In this regard, and within the framework of the RQT process, on January 14, 2025, ENARGAS, through Resolution No. 16/2025, published the call for the public hearing held on February 6, 2025, with the purpose of considering, among other issues, the RQT for gas transportation and distribution, and the periodic adjustment methodology for gas transportation and distribution tariffs.

At this hearing, tgs presented, among other aspects, its expenditure and investment plan for the five-year period 2025-2029, the capital base, and the proposed WACC (9.98% real after taxes). Considering the tariff calculation methodology and the mentioned parameters, a tariff increase of 22.7% was requested compared to the tariffs in effect as of January 2025. Additionally, alternatives for the periodic tariff adjustment methodology were presented:

WPI, or

A polynomial formula composed of information published by INDEC:

30% WPI,

40% total registered wage index, and

30% construction cost index for materials.

On April 30, 2025, ENARGAS published Resolution No. 256/2025, which sets forth the conditions of the 5YTR for the 2025–2030 period. The main aspects include:

Regulatory capital base: determined as of December 31, 2024.

Discount rate (WACC): 7.18% real after taxes.

Initial tariff increase: weighted average of 3.67%, subsequently adjusted to 4.74% to be applied in 31 equal and consecutive monthly installments starting in May 2025 (the “RTQ Increase”).

Five-Year Investment Plan: totaling $279,107,575 (at June 2024 currency), subject to ENARGAS oversight.

Regulated operating expenses: defined for the 2025–2030 period.

The resolution also provides that the mechanism for periodic tariff adjustments will be based on a formula that equally combines the CPI and the WPI, both published by INDEC. However, the formal approval of this methodology was postponed.

Subsequent Tariff Update

Under Decree No. 371/2025, the Secretariat of Energy was designated as the enforcement authority to introduce contractual or tariff modifications. In line with this, on June 4, 2025, Resolution No. 241/2025 was issued, providing for the periodic update of transportation tariffs on a monthly basis (the ‘Periodic Update’), replacing the previous semiannual scheme.

On June 5, 2025, the Company agreed to said resolution, and ENARGAS, through Resolution No. 350/2025, approved the methodology for calculating the periodic adjustment and the tariff schedules effective as from June 6, 2025, which incorporate a Periodic Update of 2.81% and the application of the 5YTR Increase.

On July 1, 2025, Resolution No. 421/2025 was published, granting a Periodic Update of 0.62% and the corresponding 5YTR Increase. On August 1, September 1, October 1, November 1, December 1, 2025 and January 1 and February 1, 2026, through Resolutions

English translation of the original prepared in Spanish for publication in Argentina

TRANSPORTADORA DE GAS DEL SUR S.A.

NOTES TO THE CONSOLIDATED FINANCIAL STATEMENTS

AS OF DECEMBER 31, 2025 AND COMPARATIVE INFORMATION

(Stated in thousands of pesos as described in Note 3, unless otherwise stated)

No. 539/2025, 622/2025, 732/2025, 812/2025, 907/2025, 1001/2025 and 32/2026 and , a Periodic Update of 1.63%, 2.38%, 2.49%, 2.89%, 1.71%, 2.03% and 2.63%, respectively, was granted together with the corresponding 5YTR Increase, effective as from those dates.

b)General framework for non-regulated segments

Domestic market

The Liquids Production and Commercialization and Midstream segments are not subject to regulation by ENARGAS, and as it is provided in the Transfer Agreement, have separate accounting information. However, over recent years, the Argentine Government enacted regulations which significantly impacted on it.

In April 2005, Law No. 26,020 – ‘Regulatory Framework for the Liquefied Petroleum Gas Industry and Marketing’ (‘Law 26,020’) was enacted, defining the regulatory framework for the Liquefied Petroleum Gas (‘LPG’) industry and marketing. Under this regime, the Secretariat of Energy establishes rules to ensure domestic supply, including the determination of minimum volumes and the setting of sales prices for the local market.

Since 2015, the ‘Plan Hogar’ (Household Cylinder Program) has been in force, which set maximum reference prices and mandatory supply quotas for producers, initially with economic compensations that were eliminated in February 2019. During 2025, supply obligations at regulated prices remained in place, with cumulative increases of 41.42% between December 31, 2024, and December 31, 2025 (ENARGAS Resolutions No. 11 and No. 216), reaching a price of $593,952 per ton at year-end 2025.

On January 24, 2025, the Secretariat of Energy issued Resolution No. 15/2025, effective as of that date, which:

i. eliminates the maximum sales price established for products supplied under the Household Cylinder Program (‘Plan Hogar’);

ii. sets as the price cap the export parity price published by the Secretariat of Energy under Law No. 26,020; and

iii. maintains the obligations to supply the domestic market but removes the previously required product contributions.

This amendment entails the release of the price under the Household Cylinder Program within the export parity limit, while maintaining the obligation to meet domestic demand.

Additionally, the Company participates in the Propane Gas Supply Agreement for Indiluted Propane Gas Distribution Networks ("Propane for Networks Agreement") entered into with the Argentine Government and propane producing companies whereby it undertakes to supply propane to distributors and sub-distributors of indiluted propane gas through networks at a price lower than the market price, The Company receives an economic compensation for the lower revenues derived from the participation in this program, which is calculated as the difference between the agreed sales price and the reference export parity price determined by the Energy Secretariat.

Regarding the agreement valid until December 31, 2023, said document was signed on August 18, 2023, which was ratified by the Executive Branch by decree 496/2023 on October 2, 2023. During much of 2024, propane deliveries were made under the terms of the 2023 agreement, in accordance with an instruction from the SE. On November 6, 2024, tgs signed a new Propane Gas Supply Agreement for Undiluted Propane Gas Distribution Networks, valid until December 31, 2024. On September 22, 2025, the agreement was executed and remained in force until December 31, 2025.

As of December 31, 2025, the Argentine State owes tgs Ps. 12,720,094 for these concepts.

English translation of the original prepared in Spanish for publication in Argentina

TRANSPORTADORA DE GAS DEL SUR S.A.

NOTES TO THE CONSOLIDATED FINANCIAL STATEMENTS

AS OF DECEMBER 31, 2025 AND COMPARATIVE INFORMATION

(Stated in thousands of pesos as described in Note 3, unless otherwise stated)

Foreign market

On September 3, 2018, the Executive Branch issued Decree No. 793/2018, which, between September 4, 2018 and December 31, 2020, sets an export duty of 12% on the exported amount of propane, butane and natural gasoline. This withholding is capped at $4 for each dollar of the tax base or the official FOB price.

Subsequently, following the enactment of the Solidarity Law, a cap of 8% was established for the rate applicable to hydrocarbons as of December 23, 2019.

Presidential Decree No. 488/2020 regulated the applicable tax rate on exports of certain oil and gas products, including those products that we export, establishing a range between 0% and 8% depending on the "ICE Brent first line" barrel price. If the price is below US$ 45, the tax rate will be zero. On the other hand, if the price is equal to or higher than US$ 60, an 8% tax rate will be paid, being variable if the price is between US$ 45 and US$ 60. During 2025, the withholding tax rate was 8%.

Decree No. 2,067 / 08 (the “Decree”)

Through the Decree, the Executive Branch created a tariff charge to be paid by: (i) the users of regulated services of transportation and / or distribution, (ii) natural gas consumers receiving natural gas directly from producers without making use of transportation systems or natural gas distribution, (iii) the natural gas processing companies in order to finance the import of natural gas. The tariff charge sets forth in this decree finance the higher price of the natural gas imports required to compensate the injection of natural gas necessary to meet national requirements (the “Charge”). When the Charge was created, tgs paid it in accordance with the provisions of Resolution I-563/2008, at Ps. 0.0492/m3.

Since its creation, the Charge had been subsidized by the Federal Government on a selective basis, depending on the end‑use of the natural gas. In November 2011, ENARGAS, pursuant to a delegation from the Federal Executive Branch, issued Resolutions No. 1,982/11 and 1,991/11 (the “Resolutions”), which amended both the list of beneficiaries of the subsidy and the amount of such subsidy. These changes resulted in an increase in the Charge for many of our customers and even for certain own‑use natural gas consumptions of TGS. As a result, the Charge applicable to the Company increased from Ps. 0.0492 to Ps. 0.405 per m³ consumed, effective December 1, 2011, representing a significant increase in the variable costs associated with natural gas processing activities carried out on the Company’s own behalf.

In order to avoid this damage, tgs appealed against the Presidential Decree and the Resolutions including National Government, ENARGAS and ex MPFIPyS as defendants.

For further information regarding the legal action filed the Company, see Note 20.a).

On March 28, 2016, the former Ministry of Energy and Mining (“MINEM”) issued Resolution No. 28/2016, which, in its Article 7, repealed—effective April 1, 2016—the administrative acts related to the determination of the Charge. However, this Resolution did not annul or declare unlawful the Decree and the Resolutions previously issued; therefore, the legal action initiated by the Company continues its course.

c)Essential assets

A substantial portion of the assets transferred by GdE has been defined as essential for the performance of the natural gas transportation service. Therefore, tgs is required to keep separated and maintain these assets, together with any future improvements, in accordance with certain standards defined in the License.

English translation of the original prepared in Spanish for publication in Argentina

TRANSPORTADORA DE GAS DEL SUR S.A.

NOTES TO THE CONSOLIDATED FINANCIAL STATEMENTS

AS OF DECEMBER 31, 2025 AND COMPARATIVE INFORMATION

(Stated in thousands of pesos as described in Note 3, unless otherwise stated)

tgs may not, for any reason, dispose of, encumber, lease, sublease or loan essential assets nor use such assets for purposes other than the provision of the licensed service without ENARGAS´s prior authorization. Any expansion or improvements that it makes to the gas pipeline system may only be encumbered to secure loans that have a term of more than one year to finance such extensions or improvements.

Upon expiration of the License, tgs will be required to transfer to the Argentine government or its designee, the essential assets listed in an updated inventory as of the expiration date, free of any debt, encumbrances or attachments. If the Company decides not to continue with the license, tgs will receive a compensation equal to the lower of the following two amounts:

i)the net book value of the essential assets determined on the basis of the price paid by the acquiring joint arrangements, and the original cost of subsequent investments carried in US dollars and adjusted by the PPI, net of accumulated depreciation according to the calculation rules to be determined by ENARGAS; or

ii)  the net proceeds of a new competitive bidding (the “New Bidding”).

Once the period of the extension of the License expires, tgs will be entitled to participate in the New Bidding, and thus, it shall be entitled to:

i)   that its bid in the New Bidding be computed at an equal to the appraisal value to be determined by an investment bank selected by ENARGAS, which represents the value of the business of providing the licensed service as it is driven by the Licensee at the valuation date, as a going concern and without regard to the debts;

ii)   to obtain the new License, without payment, in the event that any bid submitted in the New Bidding exceeds the appraised value;

iii)to match the best bid submitted by third parties in the New Bidding, if it would be higher than its bid mentioned in (i), paying the difference between both values to obtain the new License;

iv)if the Company is unwilling to match the best bid made by a third party, to receive the appraisal value mentioned in (i) as compensation for the transfer of the Essential Assets to the new licensee.

Dedicated Branch

On September 5, 2024, General Resolution No. 19/2024 of the General Inspectorate of Justice ("IGJ Resolution 19/2024") was published in the Official Gazette of the Argentine Republic, by means of which the regulation of the so-called Dedicated Branches for the RIGI provided for in Law No. 27,742, under the terms of its article 170, is established. This regime is designed to attract and encourage large-scale investments, both domestic and foreign, with the aim of boosting the country's economic development.

The RIGI offers fiscal and legal incentives. These include:

• Reduction in the income tax rate, from 35% of the current rate to 25% for the Dedicated Branch.

• Accelerated amortization of assigned assets.

• Early refund of VAT.

• Calculation of 100% of the tax on bank debits and credits.

• Customs and exchange benefits.

On December 2, 2024, the Executive Branch issued Decree No. 1060/2024 (the “Decree 1060”) declaring the private initiative presented by tgs to be of national public interest. This project aims to expand the Perito Moreno Gas Pipeline (formerly the Néstor Kirchner Gas

English translation of the original prepared in Spanish for publication in Argentina

TRANSPORTADORA DE GAS DEL SUR S.A.

NOTES TO THE CONSOLIDATED FINANCIAL STATEMENTS

AS OF DECEMBER 31, 2025 AND COMPARATIVE INFORMATION

(Stated in thousands of pesos as described in Note 3, unless otherwise stated)

Pipeline) through the construction of 3 new compressor plants and the upgrading of the Tratayén and Salliqueló compressor plants.

The aforementioned works to expand the Perito Moreno Gas Pipeline will be incorporated into the concession duly granted to IEASA, currently ENARSA, by Decree No. 76/2022.

The price of the transport capacity resulting from the expansion, to be paid to the successful bidder, will be the price resulting from the public tender. The law applicable to this work will be governed by the provisions of Law No. 17,319. The resulting incremental capacity may be marketed by the successful bidder to third parties.

Additionally, Decree 1060 includes the express commitment of tgs to carry out the expansion works that are necessary for the final sections of its licensed system, regardless of whether or not it is awarded the public tender to be carried out.

On January 31, 2025, PEN Decree No. 54/2025 established that the Private Initiative submitted by TGS shall be governed by the contracting system provided for in Article 6 of Decree No. 76 dated February 11, 2022, which stipulates that ENARSA, with the approval of the Ministry of Economy, may enter into freely negotiated contracts regarding transportation capacity with producers and/or shippers for the construction or expansion, in whole or in part, of the Perito Moreno Pipeline. Finally, on February 25, 2025, the Ministry of Economy issued Resolution No. 169/2025, delegating to the Secretariat of Energy and ENARSA the responsibility for carrying out the bidding process for the Private Initiative. This resolution also sets forth a series of guidelines that ENARSA must consider when preparing the bidding specifications.

The project was declared to be of national public interest and authorized for bidding by ENARSA. Within this framework, on May 22, 2025, ENARSA launched National and International Public Tender GPM No. 01/2025, whose award to tgs was approved by the Secretariat of Energy on October 17, 2025.

On October 26, 2025, the Dedicated Branch submitted an application for adhesion to the RIGI.

Furthermore, tgs undertook the commitment to carry out a complementary expansion in the final sections of its licensed system, works necessary to achieve the objectives of the project.

The works are scheduled to be completed by April 30, 2027.

English translation of the original prepared in Spanish for publication in Argentina

TRANSPORTADORA DE GAS DEL SUR S.A.

NOTES TO THE CONSOLIDATED FINANCIAL STATEMENTS

AS OF DECEMBER 31, 2025 AND COMPARATIVE INFORMATION

(Stated in thousands of pesos as described in Note 3, unless otherwise stated)

18.ASSETS AND LIABILITIES IN FOREIGN CURRENCY

Balances in foreign currencies as of December 31, 2025 and 2024 are detailed below:

English translation of the original prepared in Spanish for publication in Argentina

TRANSPORTADORA DE GAS DEL SUR S.A.

NOTES TO THE CONSOLIDATED FINANCIAL STATEMENTS

AS OF DECEMBER 31, 2025 AND COMPARATIVE INFORMATION

(Stated in thousands of pesos as described in Note 3, unless otherwise stated)

19. COMMON STOCK AND DIVIDENDS

a)Common stock structure and shares’ public offer

As of December 31, 2024 and 2023, tgs’ common stock was as follows:

	Amount of common stock, subscribed, issued and authorized for public offer
Common Shares Class (Face value $ 1, 1 vote)	Outstanding shares	Treasury Shares	Common Stock
Class “A”	405,192,594	-	405,192,594
Class “B”	347,568,464	41,734,225	389,302,689
Total	752,761,058	41,734,225	794,495,283

The Ordinary, Extraordinary, and Special Shareholders’ Meeting held on April 30, 2025 resolved, among other matters, to reduce the share capital by 41,734,225 Class B shares, each with a nominal value of $ 1 and carrying one vote per share. This capital reduction was carried out through the cancellation of 41,734,225 treasury shares, with a nominal value of Ps. 41,734 and an inflation adjustment of Ps. 53,821,656. The acquisition cost of the treasury shares amounted to Ps. 97,455,079. This transaction was accounted for as an equity transaction, resulting in an Additional paid-up capital of Ps. 43,591,689, which was recorded in the Company’s equity.

As of December 31, 2025, tgs’ common stock is as follows:

tgs's shares are traded on the BYMA and under the form of the American Depositary Receipts (“ADSs”) (registered in the Securities and Exchange Commission (“SEC”) and representing 5 shares each) on the New York Stock Exchange.

b)Acquisition of treasury shares

On March 6, 2020, the Company's Board of Directors approved the sixth Program for the Acquisition of tgs treasury Shares in the markets where it makes a public offering of its shares (the “Sixth Repurchase Program”) for a maximum amount of Ps. 2,500 million (at the time of its creation).

Subsequently, on August 21, 2020, the Board of Directors approved a new Program for the Acquisition of tgs treasury Shares for a maximum amount to be invested in Ps. 3,000 million (at the time of its creation). This program was extended until March 22, 2021.

The acquisition cost of the treasury shares held in portfolio amounted to Ps. 97,455,079 as of December 31, 2024, which, together with the Treasury Share Trading Premium of Ps. 28,270,856, restricted—pursuant to Title IV, Chapter III, Sections 3.11.c and 3.11.e of the Regulations—the amount of realized and liquid earnings mentioned above that the Company was permitted to distribute.

English translation of the original prepared in Spanish for publication in Argentina

TRANSPORTADORA DE GAS DEL SUR S.A.

NOTES TO THE CONSOLIDATED FINANCIAL STATEMENTS

AS OF DECEMBER 31, 2025 AND COMPARATIVE INFORMATION

(Stated in thousands of pesos as described in Note 3, unless otherwise stated)

As mentioned above, the treasury shares acquired were cancelled on April 30, 2025.

As of December 31, 2025, the Additional paid-up capital amounted to Ps. 71,862,545, in accordance with the provisions of the Shareholders' Meeting.

c)Dividend distribution

           Cash dividends

During the year ended December 31 2025, the Company paid cash dividends in the amount of Ps. 231,152,260 (Ps. 269.28 per share), which were authorized by the Ordinary, Extraordinary, and Special Shareholders’ Meeting held on April 30, 2025, and by the Company’s Board of Directors at its meeting held on May 28, 2025.

d)Restrictions on distribution of retained earnings

Pursuant to the General Companies Act and CNV Rules, we are required to allocate a legal reserve (“Legal Reserve”) equal to at least 5% of each year’s net income (as long as there are no losses for prior fiscal years pending to be absorbed) until the aggregate amount of such reserve equals 20% of the sum of (i) “common stock nominal value” plus (ii) “inflation adjustment to common stock,” as shown in our consolidated statement of changes in equity.

Finally, and as mentioned in subsection b of this note, the amounts subject to distribution were restricted up to the acquisition cost of treasury shares and the paid-up capital as of December 31, 2024 and 2023.

20. LEGAL CLAIMS AND OTHER MATTERS

a)Action for annulment of ENARGAS Resolutions No. I-1,982/11 and No. I-1,991/11 (the “Resolutions”)

On April 12, 2012, tgs filed an action before the National Court of First Instance in Federal Administrative Litigation No. 1 (the ‘Court’) seeking (i) the declaration of unconstitutionality of Decree No. 2,067/2008 and ENARGAS Resolutions No. I-1,982/11 and No. I-1,991/11 (the ‘Resolutions’), and (ii) the annulment of any rule or act —issued or to be issued— based on said provisions, through which the charge to finance the importation of natural gas (the ‘Charge 2067’) was created and updated.

On July 5, 2012, the Court granted tgs a preliminary injunction ordering the suspension of Charge 2067 under the terms of the Resolutions. This measure, challenged by the National Government on several occasions, was initially granted for six months and subsequently renewed. On September 19, 2017, a new extension was granted, preventing the Government from claiming from tgs the amounts arising from the ‘new value of the Charge’ for the period November 2011–March 2016, extending its validity until March 2018 or until a final judgment, whichever occurred first. Subsequently, on October 29, 2019, the Court ordered another six-month extension, and on December 1, 2020, a further six-month extension was granted. In total, tgs obtained twelve extensions of the injunction. The last extension — dated December 1, 2020 and notified on December 4, 2020 — expired on July 1, 2021. tgs did not request a new extension in light of the procedural stage of the appeal filed against the Court of Appeals’ judgment.

Resolution No. 28/2016 rendered ineffective the acts determining the value of Charge 2067; therefore, as from April 1, 2016, ENARGAS and the collecting agency ceased charging the increase established by the Resolutions.

English translation of the original prepared in Spanish for publication in Argentina

TRANSPORTADORA DE GAS DEL SUR S.A.

NOTES TO THE CONSOLIDATED FINANCIAL STATEMENTS

AS OF DECEMBER 31, 2025 AND COMPARATIVE INFORMATION

(Stated in thousands of pesos as described in Note 3, unless otherwise stated)

On March 26, 2019, the Court issued a first-instance judgment declaring the unconstitutionality of Articles 53 and 54 of Law 26,784, Decree No. 2,067/2008, the Resolutions, and any act aimed at enforcing those provisions, and consequently their nullity. The National Government appealed on March 29, 2019; the appeal was granted on April 3, 2019.

The National Court of Appeals in Federal Administrative Litigation rejected the extraordinary appeal filed by the Argentine Federal Government, which sought to have tgs’s claim declared moot based on the ‘Alliance’ precedent (Argentine Supreme Court, December 2014). Subsequently, on May 14, 2021, Chamber I of the Court of Appeals (i) reversed the lower court’s decision and (ii) ruled that court costs be borne as incurred. tgs filed a federal extraordinary appeal on June 4, 2021; the Argentine Federal Government responded on June 16, 2021, and ENARGAS did so on June 24, 2021. The Court of Appeals granted the appeal on July 14, 2021, considering that the case involves the interpretation of federal regulations (Decree 2067/08; MINPLAN Resolution No. 1451/2008; ENARGAS Resolutions No. 1982/11 and No. 1991/11; and Sections 53 and 54 of Law 26,784).

Considering: (i) the precautionary measure issued and its twelve extensions; (ii) the favorable first-instance ruling; (iii) the existence of favorable precedents from the Supreme Court of Justice in similar cases (other natural gas processors); and (iv) the granted federal extraordinary appeal, Management, with the advice of its external counsel, believes that tgs has strong arguments and that a favorable resolution on the substantive matter is likely. Consequently, no provision has been recognized for the potential liability arising from the increase in Charge 2067 applicable to natural gas consumption related to the Cerri Complex during the period between the date the precautionary measure was obtained and April 1, 2016.

Regarding the last extension of the precautionary measure, which expired on July 1, 2021, TGS has not requested a new extension due to the early procedural stage of the appeal filed against the appellate court ruling. On December 16, 2024, the case file was forwarded to the Office of the Attorney General, with no updates received as of the date of issuance of these Consolidated Financial Statements.

Given the complex procedural instance, the nature of charge 2067, the background information presented in this and other legal cases initiated against charge 2067, at the date of the issuance of these Consolidated Financial Statements it is not possible to make a definitive quantification of the amount that should be pay tgs in the event of not obtaining a favorable ruling from the Supreme Court, while an eventual request for payment in the current circumstances may be challenged and questioned by tgs within the framework of the corresponding administrative and judicial instances, where the amount may be debated of the charge that is eventually required to tgs.

b)Environmental matters

The Company is subject to extensive environmental regulations in Argentina. Management believes that its current operations are in material compliance with applicable environmental requirements, as currently interpreted and enforced. The Company has not incurred in any material environmental liabilities as a result of its operations to date. As of December 31, 2025 and 2024, the total amount of these provisions amounted Ps. 91,897 and Ps. 119,824, respectively.

c)Others

In addition to the matters discussed above, the Company is a party to certain lawsuits and administrative proceedings which involve taxation, labor claims, social security, administrative and others arising in the ordinary course of business. The Company’s

English translation of the original prepared in Spanish for publication in Argentina

TRANSPORTADORA DE GAS DEL SUR S.A.

NOTES TO THE CONSOLIDATED FINANCIAL STATEMENTS

AS OF DECEMBER 31, 2025 AND COMPARATIVE INFORMATION

(Stated in thousands of pesos as described in Note 3, unless otherwise stated)

Management and its legal advisors estimate that the outcome of these differences will not have significant adverse effects on the Company’s financial position or results of operations. As of December 31, 2025 and 2024, the total amount of these provisions amounted Ps. 864,081 and Ps. 434,121, respectively.

21. BALANCES AND TRANSACTIONS WITH RELATED COMPANIES

Technical, Financial and Operational Assistance Agreement

Pampa Energía is tgs’ technical operator, according to the approval of ENARGAS in June 2004, and subject to the terms and conditions of the Technical Assistance Agreement which provides that Pampa Energía is in charge of providing services related to the operation and maintenance of the natural gas transportation system and related facilities and equipment, to ensure that the performance of the system is in conformity with international standards and in compliance with certain environmental standards. For these services, the Company pays a monthly fee based on a percentage of the operating income of the Company.

The Ordinary and Extraordinary General Shareholders´ Meeting held on October 17, 2019 ratified the proposal approved by the Board of Directors at its meeting on September 17, 2019 made to Pampa Energía that implies an extension in the contract and a modification in the determination of the remuneration received by Pampa Energía.

Such modifications, without implying a modification in the scope of the tasks performed, mean a progressive reduction over the years in the remuneration that Pampa Energía will receive in its role of Technical Operator.

According to the modifications made, tgs will pay Pampa Energía the greater of: (i) an annual fixed sum of US$ 0.5 million or (ii) the variable compensation that arises from applying to comprehensive income before results and income taxes for the year but after deducting also the above fixed amount) the following scheme:

•From 12/28/2019 to 12/27/2020: 6.5%

•From 12/28/2020 to 12/27/2021: 6%

•From 12/28/2021 to 12/27/2022: 5.5%

•From 12/28/2022 to 12/27/2023: 5%

•From 12/28/2023 to 12/27/2024 and onwards: 4.5%

     Commercial transactions

In the normal course of its activity, tgs celebrated with Pampa Energía and other companies related to it, agreements to transfer natural gas and its richness. The price, which is denominated in US dollars, is determined according to common market practices.

In addition, in the normal course of business, tgs carries out liquid sales, natural gas transportation services and other services with its associated companies, Pampa Energía and related companies.

Lease agreement with Pampa Energía

As mentioned in Note 13 to these Consolidated Financial Statements, on August 11, 2016, the Company entered into a finance lease agreement with Pampa Energía (formerly Petrobras Argentina).

English translation of the original prepared in Spanish for publication in Argentina

TRANSPORTADORA DE GAS DEL SUR S.A.

NOTES TO THE CONSOLIDATED FINANCIAL STATEMENTS

AS OF DECEMBER 31, 2025 AND COMPARATIVE INFORMATION

(Stated in thousands of pesos as described in Note 3, unless otherwise stated)

Key management compensation

The accrued amounts corresponding to the compensation of the members of the Board of Directors, the Statutory Committee and the Executive Committee for the years ended December 31, 2025, 2024 and 2023 were Ps. 4,973,010, Ps. 4,659,399 and Ps. 4,512,420, respectively.

Balances and transactions with related parties

The detail of significant outstanding balances for transactions entered into by tgs and its related parties as of December 31, 2025 and 2024 is as follows:

As of December 31, 2024, tgs had a balance of Ps. 26,930,001 corresponding to Dollar linked notes issued by CT Barragán S.A. and Pampa Energía. The book value of the notes is disclosed within the caption “Financial assets at fair value through profit or loss”.

The detail of significant transactions with related parties for the years ended December 31, 2025, 2024 and 2023 is as follows:

Year ended December 31, 2025:

Additionally, during the year ended December 31, 2025, the Company received from SACDE Sociedad Argentina de Construcción y Desarrollo Estratégico S.A., construction engineering services for Ps. 85,972,947 which are activated within the balance of advances to suppliers.

Year ended December 31, 2024:

English translation of the original prepared in Spanish for publication in Argentina

TRANSPORTADORA DE GAS DEL SUR S.A.

NOTES TO THE CONSOLIDATED FINANCIAL STATEMENTS

AS OF DECEMBER 31, 2025 AND COMPARATIVE INFORMATION

(Stated in thousands of pesos as described in Note 3, unless otherwise stated)

Additionally, during the year ended December 31, 2024, the Company received from SACDE Sociedad Argentina de Construcción y Desarrollo Estratégico S.A., construction engineering services for Ps. 172,763,578 which are activated within the balance of advances to suppliers.

Year ended December 31, 2023:

22.CONTRACTUAL OBLIGATIONS

a)Contractual Commitments

As of December 31, 2025, the Company had the following contractual commitments:

The totality of the financial indebtedness of tgs and the obligations corresponding to gas purchases are denominated in U.S. dollars which have been translated into Argentine pesos at the exchange rate as of December 31, 2025 (US$ 1.00 = Ps. 1,455.00). The amounts to be paid in pesos could vary depending on the actual fluctuations in the exchange rate.

For further information, see Note 17.a).

b)Guarantees granted and goods for restricted availability

The Company has not granted any additional guarantees or goods of restricted availability other than those set out in the remaining notes.

23.ASSOCIATES AND JOINT AGREEMENT

Associates with significant influence

Link:

Link was created in February 2001, with the purpose of the operation of a natural gas transportation system, which links TGS’s natural gas transportation system with the Cruz del Sur S.A. pipeline. The connection pipeline extends from Buchanan (Buenos Aires province), located in the high-pressure ring that surrounds the city of Buenos Aires, which is part of TGS’s pipeline system, to Punta Lara. tgs’s ownership interest in such company is 49%, while Pan American

English translation of the original prepared in Spanish for publication in Argentina

TRANSPORTADORA DE GAS DEL SUR S.A.

NOTES TO THE CONSOLIDATED FINANCIAL STATEMENTS

AS OF DECEMBER 31, 2025 AND COMPARATIVE INFORMATION

(Stated in thousands of pesos as described in Note 3, unless otherwise stated)

Sur S.A. holds a 20.40%, Shell Argentina S.A. a 25.50% and Wintershall Dea Argentina S.A. the remaining 5.10%.

TGU (liquidated):

TGU was a company incorporated in Uruguay. This company rendered operation and maintenance services to Gasoducto Cruz del Sur S.A. and its contract terminated in 2010. TGS held 49% of its common stock and Pampa Energía the remaining 51%.

On December 26, 2024, the TGU board decided to dissolve and liquidate said company.

EGS (liquidated):

In September 2003, EGS, a company registered in Argentina, was incorporated. The ownership was distributed between tgs (49%) and TGU (51%).

EGS owned a natural gas pipeline, which connects tgs’ main pipeline system in the Province of Santa Cruz with a delivery point on the border with Chile.

Since 2012 EGS discontinued its operations, deciding in January 2016 to begin the necessary steps to dissolve EGS. The Extraordinary Shareholders' Meeting of EGS held on March 10, 2016, appointed the liquidator.

The EGS Liquidator Board held on March 31, 2023, reported the Final Distribution Project of the remainder of the liquidation. On June 26, 2023, the Extraordinary General Assembly of EGS approved the final liquidation balance for the irregular fiscal year closed on March 31, 2023 and approved the cancellation of the social registration of EGS before the General Inspection of Justice. As of the date of issuance of these consolidated financial statements, the distribution project was executed by the liquidator. As of the date of issuance of these Consolidated Financial Statements, the IGJ registered the liquidation and canceled it from the registry.

Joint Agreement

UT:

The Board of Directors of tgs approved the agreement to set up the UT together with SACDE. The objective of the UT is the assembly of pipes for the construction of the project of "Expansion of the System of Transportation and Distribution of Natural Gas" in the Province of Santa Fe, called by National Public Bid No. 452-0004-LPU17 by the MINEM (the "Work").

On October 27, 2017, tgs - SACDE UT signed the corresponding work contract with the MINEM.

The UT will remain in force until its purpose has been fulfilled, i.e., once the works involved in the Project have been completed and until the end of the guarantee period, set at 18 months from the provisional reception.

As a result of the situation of the economic context and the COVID mentioned in Note 1, the UT sent a letter to Integración Energética Argentina S.A. (“IEASA”), currently Energía Argentina S.A. (“ENARSA”), a company currently part of the Ministry of Productive Development, requesting, among other issues, the reestablishment of the economic-financial equation, readjustment of the work schedule, approval of cost redeterminations and price adjustments under the current legal regime.

On July 9, 2021, the UT and IEASA signed a restart order and a restart certificate for the works related to the Work, through which the work schedule was readjusted and IEASA also assumed the commitment to manage and join efforts to guarantee the cash flow in order to avoid new effects on the economic-financial structure of the contract for the Work, which would give rise to

English translation of the original prepared in Spanish for publication in Argentina

TRANSPORTADORA DE GAS DEL SUR S.A.

NOTES TO THE CONSOLIDATED FINANCIAL STATEMENTS

AS OF DECEMBER 31, 2025 AND COMPARATIVE INFORMATION

(Stated in thousands of pesos as described in Note 3, unless otherwise stated)

new requests -by the UT- for the recomposition of the economic-financial equation of the contract and the schedule of execution of the Work.

24.CLIMATE EVENT AT GENERAL CERRI COMPLEX

On March 7, 2025, unprecedented heavy rainfall—the most extreme in the last 100 years—was recorded in the city of Bahía Blanca and adjacent areas, causing flooding across all urban and surrounding regions (the "Event").

The Event led to the overflow of the Saladillo García stream, which flooded the Cerri Complex, halting liquid production and partially affecting natural gas transportation services. It is also worth noting that the external electrical distribution system, as well as the Complex's electrical generation and distribution facilities, were affected.

The natural gas transportation service was gradually restored and is currently operating at full capacity, without any significant impact on the revenues of the Natural Gas Transportation business segment.

Regarding the Liquids Production and Commercialization segment, at the Cerri Complex, production was completely halted from March 7, 2025, until early May. Currently, the Cerri Complex is operating under normal conditions.

As of the issuance date of these Consolidated Financial Statements, the Company is assessing the full impact of these events. For the year ended December 31, 2025, the Company recorded a loss of Ps. 54,281,299, corresponding to expenses related to the event.

It is worth noting that the Company has coverage for property damage and business interruption, which is subject to the terms and conditions of insurance policies and applicable sublimits. The property damage deductible amounts to US$1 million, while the business interruption coverage includes a 60-day waiting period for the Liquids Production and Commercialization segment. Although the Company has initiated negotiations with the insurance providers, it is still too early to determine the amount and estimated recovery amount and collection date. However, based on the understanding that coverage exists, as of December 31, 2025, a total of Ps. 3,306,624 has been received from insurance companies as an advance payment towards the final settlement of the claim. This amount is recorded under “Other operating results, net” in the Consolidated Statement of Comprehensive Income for the year ended on that date.

25.INFORMATION REQUIRED BY ARTICLE 26 OF SECTION VII CHAPTER IV TITLE II OF CNV RULES

In order to comply with General Resolution No. 629/2014 tgs informs that, as of February 27, 2026, supporting and management documentation related to open tax periods is safeguarded by BANK S.A. at its facilities are located at:

-Avenida Fleming 2190 – San Martín

-Ruta Panamericana – Km 38.500 y Calle 26 N° 915 – Colectora Oeste – Garín

-Nicaragua 1651 – Sarandí

-Ruta Panamericana – Km. 31.750 – Colectora Oeste – Talar de Pacheco

-9 de Julio 1450 – Talar de Pacheco

-Diógenes Taborda 73 – CABA

-Unamuno 2095 – Quilmes

-Guayaquil 3100 - Tortuguitas

With respect to the corporate books, statutory books and accounting records, these are kept at the Company’s registered office, in facilities that ensure their preservation and integrity.

English translation of the original prepared in Spanish for publication in Argentina

TRANSPORTADORA DE GAS DEL SUR S.A.

NOTES TO THE CONSOLIDATED FINANCIAL STATEMENTS

AS OF DECEMBER 31, 2025 AND COMPARATIVE INFORMATION

(Stated in thousands of pesos as described in Note 3, unless otherwise stated)

The Company has available in its headquarters to CNV details of the documentation given in safeguard to third parties.

26.SUBSEQUENT EVENTS

The consolidated financial statements were approved and authorized for issuance by the Company's Board of Directors on February 27, 2026. There were no existing significant subsequent events between the closing date of year ended December 31, 2025, and the date of the approval (issuance) of these Consolidated Financial Statements, except for the matters mentioned below:

Upon its maturity date, on January 26, 2026, Telcosur settled the bank loan through the execution of tgs’s guarantee. Consequently, on that same date, a loan agreement was executed between tgs and Telcosur for an amount of US$ 24,691,237, maturing on January 25, 2027, and bearing a nominal annual interest rate of 6%.

      Luis Fallo

                        Chairman

SIGNATURES

Pursuant to the requirements of the Securities Exchange Act of 1934, the registrant has duly caused this report to be signed on its behalf by the undersigned, thereunto duly authorized.

Transportadora de Gas del Sur S.A.

By:	/s/Alejandro M. Basso
Name:	Alejandro M. Basso
Title:	Chief Financial Officer and Services Vice President

By:	/s/Hernán D. Flores Gómez
Name:	Hernán Diego Flores Gómez
Title:	Legal Affairs Vice President

Date: March 25, 2026.